Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

31 July 2015

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc’s (RBS) transformation plan (which includes RBS’s 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of CFG and Williams & Glyn, RBS’s information technology and operational investment plan, the proposed restructuring of RBS’s CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime, together the “Transformation Plan”), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capacity (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, anticipated AT1 and other capital raising plans, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; investigations relating to business conduct and the costs of resulting customers redress and legal proceedings; RBS’s future financial performance; the level and extent of future impairments and write-downs; and RBS’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2014 Annual Report on Form 20-F and this document. These include the significant risks for RBS presented by the execution of the Transformation Plan; RBS’s ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital targets which depend on RBS’s success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to the referendum on the UK’s membership of the EU and the consequences arising from it; operational risks that are inherent in RBS’s business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS’s operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS’s operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

In this document, ‘RBSG plc’ or the ‘company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the segment performance on pages 27 to 31 (the “non-statutory basis”). The following are reported as reconciling items: own credit adjustments, gain/(loss) on redemption of own debt, write-down of goodwill, strategic disposals and includes the results of Citizens which is classified as a discontinued operations in the statutory results. RFS Holdings minority interest was a reconciling item for the periods ended 30 June 2014.

Discussion of RBS’s performance in this report presents RBS’s results on a non-statutory basis as management believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the segment performance on pages 27 to 31. These non-GAAP financial measures are not a substitute for GAAP measures.

RBS has divided its operations into “RBS excluding RBS Capital Resolution (RCR)”. Certain measures disclosed in this document for RBS excluding RCR are non-GAAP financial measures used by management as they represent a combination of all reportable segments including Citizens Financial Group (CFG) with the exception of RCR. The presentation of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of Commercial and Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for the equivalent GAAP measure. Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio and further metrics included in the Highlights, Analysis of results and Capital and risk management appendix represent non-GAAP financial measures and are being presented for informational purposes given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Following the announcement in February 2015 that RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB a number of initiatives have been announced which include, but are not limited to the following:

•

Corporate and Institutional Banking (CIB) is planning to restructure into “CIB Go-forward” and “CIB Capital Resolution” elements, the split is subject to further refinement, reference to these businesses are non-GAAP measures as CIB remains a single reportable segment.

•

the sale of the “International Private Banking” business which has been reclassified to disposal groups (the retained business Private Banking UK is within the Go-forward Bank(Private Banking Go-forward)), references to these businesses are non-GAAP measures as Private Banking remains a single reportable segment.

•

the exit of Williams & Glyn (W&G) which is mainly included within UK PBB and is presented on a carve out basis using management analysis and does not reflect the cost base, funding and capital profile of a standalone bank, references to this business are non-GAAP measures as UK PBB remains a single reportable segment.

Presentation of information

In addition the following reportable segments are also included within the Exit Bank

•	the divestment of the remaining stake in Citizens Financial Group

•	the continued run down of RCR

This document contains some information to illustrate the impact on certain key performance measures of these initiatives by showing the future profile of the bank (the ‘Go-forward Bank’(UK PBB excluding W&G, Ulster Bank, Commercial Banking, CIB Go-forward and Private Banking Go-forward)) and the segments, businesses and portfolios which it intends to exit (the ‘Exit-Bank’ (CIB Capital Resolution, W&G, international private banking, Citizens and RCR). References to these combinations of business are non-GAAP measures. This information is presented to illustrate the strategy and its impact on the business and is on a non-statutory basis and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”.

Condensed consolidated income statement for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Interest receivable	6,107	6,544	3,031	3,076	3,279
Interest payable	(1,689)	(2,038)	(816)	(873)	(980)

Net interest income	4,418	4,506	2,215	2,203	2,299

Fees and commissions receivable	1,958	2,243	969	989	1,126
Fees and commissions payable	(363)	(475)	(186)	(177)	(244)
Income from trading activities	875	1,450	545	330	528
Gain on redemption of own debt	-	20	-	-	-
Other operating income	368	805	194	174	154

Non-interest income	2,838	4,043	1,522	1,316	1,564

Total income	7,256	8,549	3,737	3,519	3,863

Staff costs	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)
Premises and equipment	(745)	(1,126)	(326)	(419)	(546)
Other administrative expenses	(2,366)	(1,357)	(1,027)	(1,339)	(780)
Depreciation and amortisation	(712)	(466)	(200)	(512)	(237)
Write down of goodwill and other intangible assets	(606)	(212)	(606)	-	(130)

Operating expenses	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

(Loss)/profit before impairment losses	(28)	2,391	48	(76)	612
Impairment releases/(losses)	321	(165)	192	129	124

Operating profit before tax	293	2,226	240	53	736
Tax charge	(293)	(592)	(100)	(193)	(278)

Profit/(loss) from continuing operations	-	1,634	140	(140)	458

Profit/(loss) from discontinued operations, net of tax
- Citizens	354	285	674	(320)	181
- Other	4	35	-	4	26

Profit/(loss) from discontinued operations,
net of tax	358	320	674	(316)	207

Profit/(loss) for the period	358	1,954	814	(456)	665
Non-controlling interests	(344)	(42)	(428)	84	(23)
Preference shares	(143)	(140)	(73)	(70)	(75)
Other dividends	(24)	(27)	(20)	(4)	(17)
Dividend access share	-	(320)	-	-	(320)

(Loss)/profit attributable to ordinary and
B shareholders	(153)	1,425	293	(446)	230

(Loss)/earnings per ordinary and equivalent
B share (EPS) (1)
Basic EPS from continuing and discontinued operations	(1.3p)	12.6p	2.5p	(3.9p)	2.0p
Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p

Note:

(1)	Diluted EPS for continuing and discontinued operations for the half year ended 30 June 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Assets
Cash and balances at central banks	81,900	75,521	74,872
Net loans and advances to banks	20,714	25,002	23,027
Reverse repurchase agreements and stock borrowing	20,807	16,071	20,708
Loans and advances to banks	41,521	41,073	43,735
Net loans and advances to customers	314,993	333,173	334,251
Reverse repurchase agreements and stock borrowing	46,799	53,329	43,987
Loans and advances to customers	361,792	386,502	378,238
Debt securities	77,187	79,232	86,649
Equity shares	3,363	6,325	5,635
Settlement balances	9,630	11,341	4,667
Derivatives	281,857	390,565	353,590
Intangible assets	7,198	7,619	7,781
Property, plant and equipment	4,874	5,336	6,167
Deferred tax	1,479	1,430	1,540
Prepayments, accrued income and other assets	4,829	5,995	5,878
Assets of disposal groups	89,071	93,673	82,011

Total assets	964,701	1,104,612	1,050,763

Liabilities
Bank deposits	30,978	37,235	35,806
Repurchase agreements and stock lending	21,612	27,997	24,859
Deposits by banks	52,590	65,232	60,665
Customer deposits	342,023	349,289	354,288
Repurchase agreements and stock lending	44,750	41,386	37,351
Customer accounts	386,773	390,675	391,639
Debt securities in issue	41,819	45,855	50,280
Settlement balances	7,335	11,083	4,503
Short positions	24,561	19,716	23,029
Derivatives	273,589	386,056	349,805
Accruals, deferred income and other liabilities	13,962	14,242	13,346
Retirement benefit liabilities	1,869	1,843	2,579
Deferred tax	363	381	500
Subordinated liabilities	19,683	22,004	22,905
Liabilities of disposal groups	80,388	85,244	71,320

Total liabilities	902,932	1,042,331	990,571

Equity
Non-controlling interests	5,705	5,473	2,946
Owners’ equity*
Called up share capital	6,981	6,925	6,877
Reserves	49,083	49,883	50,369

Total equity	61,769	62,281	60,192

Total liabilities and equity	964,701	1,104,612	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,117	51,861	52,149
Other equity owners	4,947	4,947	5,097

	56,064	56,808	57,246

Highlights

Q2 2015 performance

Profit attributable to ordinary and B shareholders of £293 million was reported in Q2 2015 including £1,050 million of restructuring costs as the pace of restructuring accelerated and £459 million of litigation and conduct costs. The profit attributable to ordinary and B shareholders for Q2 2015 was up from a loss attributable to ordinary and B shareholders of £446 million in Q1 2015 and a profit attributable to ordinary and B shareholders  of £230 million in Q2 2014.

Total income was £3,737 million, with net interest income down 4% from Q2 2014, with good asset growth in UK mortgages and Commercial Banking partially offsetting declines in other portfolios. Non-interest income was down 3% from Q2 2014, reflecting the reduction in CIB’s scale and with reductions in fees and commissions payable offset by gains in income from trading and other operating income.

Operating expenses totalled £3,689 million an increase of 3% from Q1 2015 and 13% from Q2 2014. Restructuring costs were significantly higher at £1,050 million, principally relating to CIB (£734 million) and to Williams & Glyn separation (£126 million). Litigation and conduct costs in Q2 2015 amounted to £459 million, principally related to mortgage-backed securities litigation in the United States.

Credit conditions remained generally benign, with net impairment releases of £192 million, up from £129 million in Q1 2015 and from £124 million in Q2 2014, principally reflecting the improvement in underlying collateral values within RCR.

Operating profit before tax was £240 million, up from £53 million in Q1 2015 and down from £736 million in Q2 2014. After a tax charge of £100 million, the profit from continuing operations was £140 million, compared with a loss of £140 million in Q1 2015 and a profit of £458 million in Q2 2014. Operating profit on a non-statutory basis excluding restructuring, litigation and conduct costs of £1,509 million (Q1 2015 - £1,309 million; Q2 2014 £635 million), was £1,813 million, up 11% from Q1 2015 but down 7% from Q2 2014.

Profit from discontinued operations of £674 million reflected the rise in the market value of Citizens shares during the quarter.

Highlights

H1 2015 performance

Loss attributable to ordinary and B shareholders of £153 million was reported for the first half of 2015, including £1,503 million of restructuring costs and £1,315 million of litigation and conduct costs. The loss attributable to ordinary and B shareholders for H1 2015 was down from a profit of £1,425 million in H1 2014 as income attrition in the Exit Bank businesses preceded the delivery of cost reductions and higher restructuring, litigation, and conduct costs were incurred.

Total income was £7,256 million, 15% lower than in H1 2014, with net interest income stable with asset growth in UK PBB and Commercial Banking. Non-interest income was down 30%, principally reflecting reduced trading income, in line with CIB’s risk and resource reduction.

Operating expenses were up £1,126 million, 18%, to £7,284 million due to higher litigation and conduct costs of £1,315 million and restructuring costs of £1,503 million. Operating expenses on a non-statutory basis, excluding restructuring costs of £1,503 million (H1 2014 - £514 million) and litigation and conduct costs of £1,315 million (H1 2014 £250 million) were down 14% to £5,485 million reflecting cost reductions of £859 million relative to H1 2014, putting RBS on track to deliver its targeted £800 million of cost savings in 2015.

Net impairment releases of £321 million were reported in H1 2015, compared with net impairment losses of £165 million in H1 2014. Net releases were recorded in all reportable segments except Commercial Banking, and CFG where impairments nevertheless remained low at 0.1% and 0.3% respectively of loans and advances.

Operating profit before tax in H1 2015 was £293 million down from £2,226 million in H1 2014. Operating profit before tax on a non-statutory basis excluding restructuring, litigation and conduct costs of £2,818 million (H1 2014 - £764 million), was £3,447 million, up 2% from H1 2014. After a tax charge of £293 million, net profit from continuing operations was nil, while results from discontinued operations included a net profit of £354 million relating to Citizens.

Balance sheet and capital

Net loans and advances to customers at 30 June 2015 were £315 billion, down 5% from 31 March 2015 and 6% from 31 December 2014. This was driven by run-off in CIB and RCR, partially offset by strong UK mortgage growth.

Total assets fell by 8% in the first half of 2015 taking the balance down to £965 billion, principally reflecting run-off in CIB and RCR. Total assets excluding derivatives of £282 billion were £683 billion, down 4% from 31 March 2015 and 2% from 31 December 2014, principally reflecting run-off in CIB and RCR. RWAs decreased to £326 billion, down from £356 billion at the start of the year and £392 billion from 30 June 2014, driven by RCR and CIB.

Customer deposits of £342 billion at 30 June 2015 were down 2% from 31 March 2015 and 3% from 31 December 2014, with good growth in UK personal current and savings accounts more than offset by the reduction in scale of CIB and by the impact of the weakening euro on balances in Ulster Bank.

Common Equity Tier 1 (CET1) and leverage ratios improved from 11.5% and 4.3% at 31 March 2015 to 12.3% and 4.6% respectively at 30 June 2015, principally driven by asset reduction in CIB and RCR.

Highlights

The Royal Bank of Scotland Group (RBS) continues to deliver on its plan to build a stronger, simpler and fairer bank for both customers and shareholders.

A strong operating performance from UK PBB and Ulster Bank (Personal & Business Banking (PBB)) and Commercial Banking and Private Banking (Commercial & Private Banking (CPB)) contributed to a profit attributable to ordinary and B shareholders of £293 million for Q2 2015 (loss attributable to ordinary and B shareholders of £153 million for H1 2015):

●

Q2 operating profit before tax   was £240 million, compared with £53 million in Q1 2015. Litigation and conduct costs were lower at £459 million compared with £856 million in Q1 2015, while restructuring costs rose to £1,050 million from £453 million in Q1 2015 as the pace of restructuring accelerated.

●

Operating profit before tax on a non-statutory basis excluding restructuring costs of £1,050 million (Q1 2014 - £453 million) and litigation and conduct costs of £459 million (Q1 2015 - £856 million)  was £1,813 million, up 11% from Q1 2015 but down 7% from Q2 2014, principally driven by reduced income in Corporate & Institutional Banking (CIB) following the planned scaling back of the business. Q2 2015 income benefited from a £205 million credit for IFRS volatility(1), compared with a £123 million charge in Q1 2015. H1 2015 operating profit before tax on a non-statutory basis excluding restructuring costs of £1,503 million (H1 2014 - £514 million) and litigation and conduct costs of £1,315 million (H1 2014 - £250 million) was £3,447 million, up 2% from H1 2014.

●

Discontinued operations included a fair value gain of £517 million, of which £211 million was attributable to RBS, reflecting the rise in market value of Citizens shares and broadly reversing the loss recorded in Q1 2015.

RBS is making good progress against its 2015 targets, moving faster in delivering its plan:

●	Positive lending momentum across UK Personal & Business Banking (UK PBB) and Commercial Banking.
●	Statistically significant improvement in Net Promoter Scores (NPS) year-on-year in four of the seven businesses where it is measured.
●	Adjusted return on equity in the Go-forward Bank(2,3) is estimated at 14% for H1 2015. Return on equity for RBS for H1 2015 is (0.7%).
●	Capital position strengthened further with Common Equity Tier 1 ratio up 80 basis points in Q2 2015 to 12.3%.
●	Exit Bank ahead of plan with continuing progress on sales and run-off.
●	On track to achieve £800 million cost reduction target(4).

Creating a strong Go-forward Bank

RBS continues to target lending growth in strategic segments, UK PBB and Commercial Banking, in line with or above nominal UK GDP growth. Annualised growth across these segments was 2% in H1 2015. Investment in these businesses is paying dividends through improving returns.

Following a slow start to 2015, the updated mortgage platform enabled RBS to meet increased demand for mortgage products through Q2 2015, with applications up 43% year-on-year and gross new lending up 43% to £5.4 billion relative to the previous quarter. Market share of new mortgages reached 9.7% for Q2 2015, well in excess of RBS’s current stock share of 8.3%. Commercial Banking increased loans and advances by £1.4 billion year-on-year, excluding transfers, while continuing to run down non-strategic books.

Notes:

(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.
(2)

Calculated using operating profit after tax on a non-statutory basis excluding restructuring costs of £1,503 million and litigation and conduct costs of £1,315 million divided by average notional equity (based on 13% of average RWAe). See appendix 3 for more information.

(3)

Provided to illustrate the impact on the RBS ROE of the strategic initiatives announced in February 2015 by showing the ‘Go-forward Bank’ profile which is a non-GAAP measure and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”.  See presentation of information on page 3 and appendix 3 for more information.

(4)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

RBS’s ambition is to be the number one bank for customer service, trust and advocacy. Customer NPS across our businesses have seen statistically significant improvement year-on-year, specifically NatWest Personal Banking, NatWest Business Banking, RBS Business Banking and Ulster Bank (Northern Ireland) Personal Banking reflecting recent initiatives to make the bank fairer and simpler to do business with.

RBS is focused on improving performance and returns in the remaining Go-forward Bank (Ulster Bank, Private Banking and CIB) by improving service and reducing operating costs and risk where appropriate.

The Go-forward Bank is estimated(1) to have generated an adjusted operating profit(1,2) of £1.4 billion in the quarter, up 17% from Q1 2015, with adjusted return on equity estimated(1,2) at 16%, up from 12% in Q1 2015 (see appendix 3). RBS operating profit before tax was £240 million in the quarter (Q1 2015 - £53 million) with a return on equity of 2.7% (Q1 2015 - (4.1%)).

Accelerated run-down of the Exit Bank

RBS remains ahead of plans to exit a number of businesses through sale or run-off, with good execution to date. Good momentum has been maintained with risk-weighted assets (RWAs) down by an estimated(1,3) £24 billion since the start of 2015 to £148 billion.

●	CIB is on course to reduce RWAs by £25 billion by the end of 2015, with substantial progress across exit portfolios.
●
●	Plans to complete the exit from Citizens remain on track.
●
●

RBS Capital Resolution (RCR) continued on its path to complete its targeted rundown before the end of 2015, one year ahead of schedule, as it continues to benefit from attractive exit values. RCR total assets fell to £16.5 billion, a reduction of £12.5 billion, or 43%, since the start of the year. RCR funded assets which excluded derivatives of £8 billion  fell by 44% in the first half of 2015 taking the balance down to £8.4 billion. RWAs also decreased 35% to £14.4 billion in the same period.

●
●

By 30 June 2015 considerable progress had been made toward the disposal of the North American corporate loan portfolio identified for exit, with a substantial proportion sold to Mizuho Bank through two separate transactions. Upon final settlement expected in Q3 2015, RWAs will have been reduced by approximately US$9 billion.

●
●

RBS has partnered with BNP Paribas to offer existing international customers an alternative to Global Transaction Services (GTS) as part of the decision to refocus the business. Businesses in the UK and Ireland, including those outwith the UK but with significant links to the UK, will continue to receive GTS capabilities from RBS.

●
●	The majority of the Australian and United Arab Emirates corporate loan books have been sold.
●
●	The sale of most of the RBS International Private Banking business to Union Bancaire Privée remains on track for Q4 2015.
●
●

RBS is continuing to work towards the separation of Williams & Glyn in the summer of 2016 and IPO by the end of 2016. In May 2015 the Competition & Markets Authority announced that it had been asked by the Chancellor to advise on the competition implications of the Williams & Glyn divestment. The review is expected to be completed later this year and at this stage its outcome cannot be predicted.

Notes:

(1)

Provided to illustrate the impact on RBS operating profit, ROE and RWAs of the strategic initiatives announced in February 2015 by showing the ‘Go-forward Bank’ profile which is a non-GAAP measure and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”.  See presentation of information on page 3 and appendix 3 for more information.

(2)	Excluding restructuring of £1,050 million (Q1 2015 - £453 million) and litigation and conduct costs of £459 million (Q1 2015 - £856 million).
(3)	RBS RWAs £326.4 billion (31 December 2014 - £355.9 billion).

Highlights

Making RBS safer and dealing with ongoing issues

Balance sheet and capital strength and resilience continue to build. RWAs decreased to £326 billion, down from £356 billion at the start of the year and £392 billion from 30 June 2014, driven by RCR and CIB. A CET1 ratio of 12.3% at 30 June 2015 was up 80 basis points from 31 March 2015 and 110 basis points from 31 December 2014. Citizens Financial Group’s RWAs (£70 billion) remain for the time being fully consolidated for regulatory purposes, although RBS’s holding has been reduced to 40.8% as at 30 June 2015.

Risk elements in lending (REIL) fell to £18.7 billion, representing 4.8% of gross customer loans, down from 5.4% at 31 March 2015. REIL for RBS excluding RCR were £11.3 billion, down from £12.1 billion at 31 March 2015.

RBS plans to return excess capital to shareholders through dividends or buybacks, subject to regulatory approval. This is dependent on the achievement of certain strategic objectives, including sustained profitability, improved stress test results and resolving our major conduct and litigation issues. As a result we do not expect to be in a position to return capital before Q1 2017 at the earliest.

RBS continues to be party to legal proceedings and regulatory and governmental investigations, including with respect to US mortgage-backed securities, foreign exchange trading and its treatment of UK SME customers, and continues to incur conduct related costs, including in relation to payment protection insurance and interest rate hedging products. While addressing these ongoing issues, RBS is continuing its endeavours to embed a strong and comprehensive risk and compliance culture throughout the organisation.

In June 2015 RBS experienced an issue with its secure connection used to process BACS payments resulting in a one or two day delay to payments being applied to some customer accounts. RBS has agreed to reimburse customers for any loss suffered as a result. A comprehensive root cause analysis is ongoing and correspondence with our regulators continues.

Making good progress on 2015 targets

Strategy Goal	2015 Target	H1 2015 Progress
Strength and sustainability	Reduce RWAs to <£300 billion	£326 billion
	RCR exit substantially completed	Funded assets down 78% since initial pool of assets identified(1)
	Citizens deconsolidation	40.8% holding
	£2 billion AT1 issuance	Inaugural AT1 to be launched shortly(2)
Customer experience	Improve NPS in every UK franchise(3)	Year-on-year, statistically significant improvement in NPS in 4 of the 7 businesses where it is measured
Simplifying the bank	Reduce costs by £800 million(4)	Annualised cost savings of over £700 million achieved in H1
Supporting growth	Lending growth in strategic segments ≥ nominal UK GDP growth	2% annualised growth in UK PBB and Commercial Banking
Employee engagement	Raise employee engagement index to within 8% of Global Financial Services (GFS) norm	Annual metric

Notes:

(1)	Funded assets are down 71% since 1 January 2014.
(2)	Issuance subject to market conditions.
(3)	Further details are available on page 13.
(4)	Excluding restructuring, litigation and conduct costs, write-off of intangible assets, and operating expenses of Citizens and Williams & Glyn.

Highlights

Building the number one bank for customer service, trust and advocacy in the UK

●

Investment in new products - Reward, the new current account proposition, was launched in July to a small number of customers. Through the Reward account customers can receive 3% cashback on certain household bills paid by direct debit. Full launch is scheduled for later in the year.

●

Continued commitment to be fairer for customers - RBS is making overdrafts more accessible with 600,000 customers now newly eligible for a £100 overdraft. This is in addition to allowing a £250 limit to customers who have had positive behaviour with RBS but historical issues with other lenders.

●

Investment in service - The mortgage platform was upgraded and the number of mortgage advisors increased to 869 in UK PBB (up 8% compared with the start of 2015 or 28% compared with Q2 2014) which provides increased lending capacity. The NatWest mobile banking app customer NPS became joint number one in the market(1) during Q2 2015, with real time registration allowing customers to begin using the app as their account is opened. Around 2,800 staff registered for a bespoke lending skills training programme and RBS rolled out a customer relationship management (CRM) tool to around 3,000 staff, allowing them to have a single view of all customer needs and thus improve service.

●

Making RBS simpler to do business with - The time to open a personal current account has been halved to 30 minutes as the bank transforms its systems, becoming simpler and quicker. The Commercial Bank has delivered a 75% reduction in customer paperwork and a 25% reduction in the time to open an account.

●	Leading on innovation and collaboration - RBS is the first bank to launch TouchID login and adopt Apple Pay whilst launching the first Royal National Institute of Blind People (RNIB) approved cards.

●

Backing UK business - RBS launched a mid-market initiative to attract and support more businesses with a turnover of between £10 million and £50 million or borrowing in excess of £1 million. The aim is to achieve 300 new customer relationships, providing the means to grow and support UK business. In partnership with Entrepreneurial Spark, the first of eight business accelerator hubs was opened in Birmingham providing free space, mentoring and financial support to small businesses. A new £2.5 million Skills & Opportunities Fund to help people from disadvantaged communities learn new skills, get into the world of work or set up their own business was also launched.

●

Building a more capable and diverse workforce - RBS is raising professional standards by supporting staff to undertake the Chartered Banker foundation qualification. RBS is the first bank to achieve Investors in Young People Accreditation. In 2015 we will increase the number of apprentices from 50 to over 300. RBS has set a target of having 30% female leaders in every business by 2020.

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’.  Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

Note:

(1)	Source: internal NPD Drivers study, June 15 based on 3 month roll with latest base size 2234.

Highlights

The table below lists all of the businesses for which we have an NPS for Q2 2015.  Year-on-year, NatWest Personal Banking, NatWest Business Banking, RBS Business Banking and Ulster Bank (Northern Ireland) Personal Banking have all seen statistically significant improvements in NPS.

In recent years, the bank has launched a number of initiatives to make it simpler, fairer and easier to do business, and it continues to deliver on the commitments that it made to its customers in 2014.

		Q2 2014	Q1 2015	Q2 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	4	5	8	9
	RBS (Scotland)(1)	-10	-18	-10	-10
	Ulster Bank (Northern Ireland)(2)	-34	-18	-11	-21
	Ulster Bank (Republic of Ireland)(2)	-22	-16	-14	-15
Business Banking	NatWest (England & Wales)(3)	-15	-6	4	-7
	RBS (Scotland)(3)	-30	-17	-17	-21
Commercial Banking(4)		9	12	10	15

Customer Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Trust in the RBS brand was impacted by the IT incident on 17 June 2015.

		Q2 2014	Q1 2015	Q2 2015	Year end 2015 target
Customer Trust(5)	NatWest (England & Wales)(1)	49%	44%	48%	46%
	RBS (Scotland)	0%	10%	-2%	11%

Notes:

Suitable measures for Private Banking and for Corporate & Institutional Banking are in development.  NPS for Ulster Bank Business Banking is measured at Q4.

(1)

Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest England & Wales (3,444) RBS Scotland (520). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?”

(2)

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. 12 month rolling data. Latest base sizes: NatWest England & Wales (1,240), RBS Scotland (419). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion.  Latest base size: RBSG Great Britain (965). Weighted by region and turnover to be representative of businesses in Great Britain.

(5)

Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (916), RBS Scotland (209).

Highlights

Recent developments

Citizens

On 29 July 2015, RBS announced the final pricing for a further offering of 86 million shares in Citizens and the grant of a 15% over-allotment option to underwriters giving them a 30-day option to purchase an additional 12.9 million shares. Gross proceeds will be US$2.2 billion (£1.4 billion), ($2.6 billion (£1.6 billion) assuming exercise in full of the over-allotment option). Concurrently, Citizens intends to repurchase 9.6 million shares (US$250 million) from RBS. Once these transactions have completed and assuming the over-allotment option is exercised in full, RBS will own 110.5 million shares - 20.9% of Citizens’ common stock and will record an estimated £1.1 billion profit (including £0.9 billion reclassified from equity).

Following this significant reduction in its voting interest, RBS will no longer control Citizens for accounting purposes and will cease to consolidate it; reducing total assets by approximately £78 billion. RBS’s remaining investment in Citizens will be an associate classified as held for sale.

Citizens will however continue to be consolidated for the purposes of regulatory capital as RBS will retain certain veto rights notwithstanding the reduction in its interest in CFG.

Capital

AT1 securities

As part of our commitment to continue building our capital ratios, we plan to launch our inaugural Additional Tier 1 securities offering over the next few days, subject to market conditions.

Preference shares

RBS intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September  2015.

July Budget

On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●

Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●	A corporation tax surcharge of 8% on UK banking entities from 1 January 2016. This is expected to increase RBS’s corporation tax liabilities and vary the carrying value of its deferred tax balances;

●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and

●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter. The bank levy for 2015 is expected to be £280 million and is projected to fall progressively to £150 million by 2019.

Highlights

Outlook

Following the sale of a further tranche of shares, RBS now plans to complete the exit from Citizens by the end of 2015, subject to market conditions.

The divestment, together with the strong progress being made in CIB and RCR, will enable RBS to meet its target of reducing RWAs to below £300 billion in 2015.

The restructuring of CIB is planned to accelerate during the second half of 2015.  This is expected to result in lower revenues, partially due to higher disposal losses, and elevated restructuring costs.

Targeted cost savings of £800 million in 2015 are expected to be delivered, notwithstanding the adverse impact of the increased UK bank levy.

RBS expects to meet its objective of lending growth in strategic segments, UK PBB and Commercial Banking, in line with or above nominal UK GDP growth.

Investments to make the bank simpler and fairer for customers are having a positive impact on NPS. The target to improve NPS in all customer franchises is stretching but achievable.

Whilst legacy issues continue to be addressed, material further and incremental costs and provisions related to historical conduct are expected. The timing and quantum of any future costs, provisions and settlements, however, remain uncertain.

Letter from the Chairman

These results demonstrate the strength of our underlying customer businesses with operating profit - excluding restructuring and conduct charges of £1.8 billion(1) for the quarter, up 11% on Q1. We have reported an attributable profit for the quarter, albeit a loss for the half year, which reflects the restructuring and conduct costs we are continuing to work through.

We are seeing progress in our UK retail and commercial businesses. More customers are choosing us to help them buy their homes than ever before, while the commercial business grew its loan book by £1.4 billion since 30 June 2014.

RBS is closely involved in the UK’s improving economic performance.  In partnership with Entrepreneurial Spark, RBS is opening business accelerator hubs in Birmingham, Brighton, Bristol and Leeds, with plans to open further hubs in major cities across the UK as we continue to support UK entrepreneurs and businesses providing free space, mentoring and financial support. The latest data from UK Export Finance shows that we are currently the biggest backer (by volume and value) of export contracts for 2015/16 and we are well on track to exceed our business for the previous financial year.

In the first six months of the year we have increased our UK focus by further reducing our stake in Citizens in the US and by agreeing to sell our International Private Bank. We have made excellent progress running down the parts of the business that no longer fit with our strategy.

We have also once again improved our core capital position, and have had six consecutive quarters of capital growth.  RBS is now a much better capitalised bank.

The RBS of today is of course very different from the bank of 2009.  It has a greater focus on the quality of earnings and the control of risks.

There have naturally been ups and downs along the way, which have required the strategy to change, but the focus on making this a stronger, simpler and fairer organisation has been the right one.  The decisions to sell or run-off significant parts of the business while investing in our core customer franchises has meant we are better positioned to deal with the constraints of structural regulatory reform, notably ring-fencing.

Of course there are still some obstacles to overcome especially the resolution of outstanding conduct issues, including the investigations into our sale of residential mortgage-backed securities in the US between 2005-07, and the investigation by UK authorities into the bank’s approach to distressed businesses.

Past experience at RBS and many other banks has demonstrated the readiness of regulators to impose substantial fines and costly redress schemes.  These conduct and litigation costs have greatly exceeded the expectations of banks and their investors. Judging the ultimate scale of conduct costs remains extremely challenging.

Looking forward, however, making customer service, trust and advocacy the focus of our strategy is starting to deliver results and by the end of this year I am confident that shareholders will see a clearer picture of the bank that RBS will become.

This is an appropriate backdrop to the sale of shares by the UK government, which will be a significant moment for this bank.

Philip Hampton

Chairman

Note:

(1)	On a non-statutory basis excluding restructuring costs of £1.1 billion (Q1 15 - £0.5 billion) and conduct charges of £0.5 billion (Q1 15 – £0.9 billion)

Analysis of results

The following table reconciles the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Net interest income	£m	£m	£m	£m	£m

Net interest income
- UK Personal & Business Banking	2,290	2,276	1,147	1,143	1,152
- Ulster Bank	265	323	132	133	169
- Commercial Banking	1,108	999	562	546	511
- Private Banking	254	344	126	128	174
- Corporate & Institutional Banking	376	365	174	202	186
- Central items	150	203	88	62	100
- RCR	(25)	(1)	(14)	(11)	7
- Citizens	1,104	987	551	553	499
- non-statutory basis	5,522	5,496	2,766	2,756	2,798
- Citizens	(1,104)	(987)	(551)	(553)	(499)
- RFS Holdings minority interest	-	(3)	-	-	-
	-	-	-	-	-
Net interest income - statutory basis	4,418	4,506	2,215	2,203	2,299

Average interest-earning assets
- RBS	416,207	439,250	417,135	415,579	433,920
- UK Personal & Business Banking	128,468	126,696	128,569	128,366	126,964
- Ulster Bank	27,518	28,089	27,404	27,633	28,884
- Commercial Banking	77,985	74,749	78,880	77,079	74,971
- Private Banking	15,850	18,663	15,729	15,973	18,698
- Corporate & Institutional Banking	71,269	83,778	69,437	73,114	83,477
- Central items	77,681	70,892	82,358	73,270	66,393
- RCR	17,436	36,383	14,758	20,144	34,533

Net interest margin
- RBS	2.14%	2.07%	2.13%	2.15%	2.13%
- UK Personal & Business Banking	3.59%	3.62%	3.58%	3.61%	3.64%
- Ulster Bank	1.94%	2.32%	1.93%	1.95%	2.35%
- Commercial Banking	2.87%	2.70%	2.86%	2.87%	2.73%
- Private Banking	3.23%	3.72%	3.21%	3.25%	3.73%
- Corporate & Institutional Banking	1.06%	0.88%	1.00%	1.12%	0.90%
- Central items	0.39%	0.58%	0.43%	0.34%	0.60%
- RCR	(0.29%)	(0.01%)	(0.38%)	(0.22%)	0.08%

Analysis of results

Key points

H1 2015 compared with H1 2014

•

Net interest income was stable, with asset growth in UK PBB and Commercial Banking. Segmental splits are affected by the transfer of a number of portfolios between businesses, including the transfer to Commercial Banking of the UK corporate coverage business from CIB and of the RBS International business from Private Banking.

•	Net interest margin (NIM) rose 7 basis points, with progressive repricing of deposits helping to offset continuing competitive pressures on asset margins.

Q2 2015 compared with Q1 2015

•	Asset growth was driven by rising mortgage volumes, supported by increased mortgage adviser capacity and increasingly competitive pricing.

•

Modest downward pressure on NIM reflected competitive conditions in domestic markets and a further slight decline in the standard variable rate mortgage book, partially offset by some further small adjustments to deposit pricing.

Q2 2015 compared with Q2 2014

•	Net interest income was down 4%, with good asset growth in UK mortgages and Commercial Banking partially offsetting declines in other portfolios.

•	NIM remained stable, with deposit repricing offsetting continuing pressure on asset margins.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable
- non-statutory basis	2,347	2,605	1,169	1,178	1,314
- Citizens	(389)	(362)	(200)	(189)	(188)

Statutory basis	1,958	2,243	969	989	1,126

Fees and commissions payable
- non-statutory basis	(381)	(487)	(195)	(186)	(251)
- Citizens	18	12	9	9	7

Statutory basis	(363)	(475)	(186)	(177)	(244)

Net fees and commissions - non-statutory basis	1,966	2,118	974	992	1,063

Net fees and commissions - statutory basis	1,595	1,768	783	812	882

Income from trading activities
- non-statutory basis	734	1,482	464	270	626
- own credit adjustments	210	11	115	95	(84)
- Citizens	(69)	(43)	(34)	(35)	(13)
- RFS Holdings minority interest	-	-	-	-	(1)

Statutory basis	875	1,450	545	330	528

Gain on redemption of own debt - statutory basis	-	20	-	-	-

Other operating income
- non-statutory basis	478	882	165	313	438
- own credit adjustments	78	(62)	53	25	(106)
- strategic disposals	(135)	191	-	(135)	-
- Citizens	(53)	(231)	(24)	(29)	(191)
- RFS Holdings minority interest	-	25	-	-	13

Statutory basis	368	805	194	174	154

Total non-interest income - non-statutory basis	3,178	4,482	1,603	1,575	2,127

Total non-interest income - statutory basis	2,838	4,043	1,522	1,316	1,564

Key points

H1 2015 compared with H1 2014

•	Non-interest income was down 30%, principally reflecting reduced trading income, in line with CIB’s risk and resource reduction.

•	Losses of £69 million were recorded on the disposal of available-for-sale securities, compared with gains of £215 million in H1 2014.

Q2 2015 compared with Q1 2015

•

Non-interest income was up 16% due to charges in Q1 of £122 million relating to strategic disposals in respect of International Private Banking and £13 million mainly in relation to RBS Kazakhstan. On a non-statutory basis non-interest income was up 2%, reflecting seasonal movements offset by volatile items under IFRS.

Analysis of results

Key points (continued)

Q2 2015 compared with Q2 2014

•

Non-interest income was 3% lower reflecting the reduction in CIB’s scale and with reductions in fees and commissions payable offset by gains in income from trading and other operating income. On a non-statutory basis non-interest income was 25% lower, principally reflecting the reduction in CIB’s scale.

•	A loss of £42 million on the disposal of available-for-sale securities compared with a gain of £13 million in Q2 2014.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- non-statutory basis	(3,075)	(3,340)	(1,517)	(1,558)	(1,693)
- restructuring costs	(348)	(196)	(293)	(55)	(153)
- Citizens	568	539	280	288	287
- RFS Holdings minority interest	-	-	-	-	1

Statutory basis	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)

Premises and equipment
- non-statutory basis	(859)	(1,079)	(372)	(487)	(485)
- restructuring costs	(47)	(196)	(37)	(10)	(137)
- Citizens	161	149	83	78	76

Statutory basis	(745)	(1,126)	(326)	(419)	(546)

Other administrative expenses
- non-statutory basis	(1,133)	(1,292)	(622)	(511)	(605)
- litigation and conduct costs	(1,315)	(250)	(459)	(856)	(250)
- restructuring costs	(208)	(119)	(100)	(108)	(94)
- Citizens	290	305	154	136	171
- RFS Holdings minority interest	-	(1)	-	-	(2)

Statutory basis	(2,366)	(1,357)	(1,027)	(1,339)	(780)

Depreciation and amortisation
- non-statutory basis	(418)	(551)	(186)	(232)	(282)
- Citizens	-	88	-	-	45
- restructuring costs	(294)	(3)	(14)	(280)	(1)
- RFS Holdings minority interest	-		-		1

Statutory basis	(712)	(466)	(200)	(512)	(237)

Restructuring costs (1)
- non-statutory basis	(1,503)	(514)	(1,050)	(453)	(385)
- staff costs	348	196	293	55	153
- premises and equipment	47	196	37	10	137
- other administrative expenses	208	119	100	108	94
- write off of intangible assets	606	-	606	-	-
- depreciation and amortisation	294	3	14	280	1

Statutory basis	-	-	-	-	-

Litigation and conduct costs (1)
- non-statutory basis	(1,315)	(250)	(459)	(856)	(250)
- other administrative expenses	1,315	250	459	856	250

Statutory basis	-	-	-	-	-

Write down of goodwill and other intangible assets
- non-statutory basis	-	(82)	-	-	-
- write down of goodwill and other intangible assets	(606)	(130)	(606)	-	(130)

Statutory basis	(606)	(212)	(606)	-	(130)

Operating expenses - non-statutory basis	(8,303)	(7,108)	(4,206)	(4,097)	(3,700)

Operating expenses - statutory basis	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

Note:

(1)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

Key points

H1 2015 compared with H1 2014

•

Operating expenses rose as a result of higher restructuring and litigation and conduct costs partially offset by the benefits of the bank’s cost reduction programme. This included a 5% reduction in staff expenses, driven by a reduction in headcount, principally in higher cost businesses.

•	Operating expenses excluding litigation and conduct costs of £1,315 million (H1 2014 - £250 million) and restructuring costs of £1,503 million (H1 2014 - £514 million) were 17% lower.

Q2 2015 compared with Q1 2015

•	Operating expenses were 3% higher, with an increase in restructuring costs (up £597 million) partially offset by lower litigation and conduct costs (down £397 million).

•

Operating expenses excluding litigation and conduct costs of £459 million (Q1 2015 - £856 million) and restructuring costs of £1,050 million (Q1 2015 - £453 million) fell by 5%, including an 8% reduction within CIB.

Q2 2015 compared with Q2 2014

•	Operating expenses were 13% higher reflecting increased restructuring and litigation and conduct costs.

•

Operating expenses excluding litigation and conduct costs of £459 million (Q2 2014 - £250 million) and restructuring costs of £1,050 million (Q2 2014 - £385 million) fell by 17%, driven by a reduction in staff expenses.

Restructuring costs

•

Restructuring costs totalled £1,050 million for Q2 2015 and £1,503 million for H1 2015, principally relating to CIB (Q2 2015 - £734 million) and to Williams & Glyn separation (Q2 2015 - £126 million).  Restructuring costs included intangible software write-offs in CIB and Private Banking totalling £606 million, which have no impact on CET1 capital or tangible net asset value.

•	Total restructuring charges are still expected to total c.£5 billion over the five year period 2015-2019 including:
	○	Williams & Glyn separation c.£1.1 billion of which £259 million was taken in H1 2015. The remainder is expected to be incurred over the period to Q4 2016;
	○	Independent Commission on Banking (ICB) preparation c.£800 million. The bulk is expected to be incurred in 2016-2018; and
○

Restructuring of CIB and Go-forward Bank transformation just over c.£3 billion, of which £1,244 million was taken in H1 2015, with the majority relating to CIB. Most of the CIB restructuring is expected to be incurred in 2015.

Litigation and conduct costs

•

£459 million of additional litigation and conduct costs taken in Q2 2015 related principally to mortgage-backed securities litigation in the United States. An additional £69 million provision was taken in relation to interest rate hedging products redress.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loans
- non-statutory basis	(342)	271	(152)	(190)	(89)
- Citizens	(89)	(102)	(51)	(38)	(29)

Statutory basis	(431)	169	(203)	(228)	(118)

Securities
- non-statutory basis	110	(2)	11	99	(4)
- Citizens	-	(2)	-	-	(2)

Statutory basis	110	(4)	11	99	(6)

Impairment (releases)/losses - non-statutory basis	(232)	269	(141)	(91)	(93)
Impairment (releases)/losses - statutory basis	(321)	165	(192)	(129)	(124)

Loan impairment (releases)/losses
Individually assessed
- non-statutory basis	(102)	113	(96)	(6)	(42)
- Citizens	(18)	(19)	(9)	(9)	(5)

Statutory basis	(120)	94	(105)	(15)	(47)

Collectively assessed
- non-statutory basis	90	348	21	69	221
- Citizens	(84)	(71)	(28)	(56)	(32)

Statutory basis	6	277	(7)	13	189

Latent
- non-statutory basis	(330)	(180)	(77)	(253)	(258)
- Citizens	13	(13)	(14)	27	8

Statutory basis	(317)	(193)	(91)	(226)	(250)

Loan impairment (releases)/losses - non-statutory basis	(342)	281	(152)	(190)	(79)
Loan impairment (releases)/losses - statutory basis	(431)	178	(203)	(228)	(108)

Bank loans	-	(10)	-	-	(10)

Loan impairment (releases)/losses
RBS excluding RCR	13	290	43	(30)	36
RCR	(355)	(19)	(195)	(160)	(125)

	(342)	271	(152)	(190)	(89)

Customer loan impairment (releases)/losses
as a % of gross loans and advances (1)
RBS non-statutory	(0.2%)	0.1%	(0.2%)	(0.2%)	(0.1%)
RBS	(0.3%)	0.1%	(0.2%)	(0.3%)	(0.1%)
RBS excluding RCR	0.0%	0.2%	(0.0%)	-	-
RCR	(6.5%)	(0.1%)	(7.1%)	(4.2%)	(1.7%)

For the note to this table refer to the following page.

Analysis of results

	30 June	31 March	31 December
	2015	2015	2014

Loan impairment provisions (1)
- RBS	£11.3bn	£13.8bn	£18.0bn
- RBS excluding RCR	£6.2bn	£6.6bn	£7.1bn
- RCR	£5.1bn	£7.2bn	£10.9bn
Risk elements in lending (REIL) (1)
- RBS	£18.7bn	£22.3bn	£28.2bn
- RBS excluding RCR	£11.3bn	£12.1bn	£12.8bn
- RCR	£7.4bn	£10.2bn	£15.4bn
Provisions as a % of REIL (1)
- RBS	60%	62%	64%
- RBS excluding RCR	54%	55%	55%
- RCR	69%	70%	71%
REIL as a % of gross customer loans (1)
- RBS	4.8%	5.4%	6.8%
- RBS excluding RCR	3.0%	3.0%	3.3%
- RCR	67%	68%	70%

Note:

(1)	Excludes reverse repurchase agreements and includes disposal groups.

Key points

H1 2015 compared with H1 2014

•

Net impairment releases of £321 million were recorded in H1 2015, compared with net impairment losses of £165 million in H1 2014. Net loan impairment releases were recorded in all operating segments except Commercial Banking and CFG, where impairments nevertheless remained low at 0.1% and 0.3% respectively of gross loans and advances.

•	RCR saw loan impairment releases of £355 million, largely arising from disposals.

•	REIL totalled £18.7 billion at 30 June 2015, and represented 4.8% of gross customer loans, down £9.5 billion from 31 December 2014, when they represented 6.8% of gross customer loans.

•	The £114 million increase in securities impairments related to a small number of single name exposures, predominantly an exposure in the RBS N.V. liquidity portfolio.

Q2 2015 compared with Q1 2015

•

Net impairment releases of £192 million were up from net releases of £129 million in Q1 2015. Loan impairment releases were lower, reflecting reduced latent releases, but securities impairments recorded in Q1 2015 were not repeated on the same scale.

•	REIL were £3.6 billion lower, representing 4.8% of gross customer loans, with the bulk of the reduction in RCR.

•	Provision coverage of REIL was 60%, compared with 62% at 31 March 2015, reflecting the continuing reduction in the more heavily provisioned portfolios of RCR.

Q2 2015 compared with Q2 2014

•	Net impairment releases of £192 million were up from Q2 2014, during which higher latent releases were partially offset by greater collectively assessed impairment charges.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	30 June	31 March	31 December	30 June	31 March	31 December
	2015	2015	2014	2015	2015	2014
Risk asset ratios	%	%	%	%	%	%

CET1	12.3	11.5	11.2	12.3	11.5	11.1
Tier 1	12.3	11.5	11.2	14.3	13.3	13.2
Total	14.8	14.0	13.7	18.5	17.0	17.1

Capital	£m	£m	£m	£m	£m	£m

Tangible equity	43,919	44,242	44,368	43,919	44,242	44,368
Expected loss less impairment provisions	(1,319)	(1,512)	(1,491)	(1,319)	(1,512)	(1,491)
Prudential valuation adjustment	(366)	(393)	(384)	(366)	(393)	(384)
Deferred tax assets	(1,206)	(1,140)	(1,222)	(1,206)	(1,140)	(1,222)
Own credit adjustments	345	609	500	345	609	500
Pension fund assets	(250)	(245)	(238)	(250)	(245)	(238)
Other deductions	(1,070)	(1,436)	(1,614)	(1,047)	(1,414)	(1,884)

Total deductions	(3,866)	(4,117)	(4,449)	(3,843)	(4,095)	(4,719)

CET1 capital	40,053	40,125	39,919	40,076	40,147	39,649
AT1 capital	-	-	-	6,709	6,206	7,468
Tier 1 capital	40,053	40,125	39,919	46,785	46,353	47,117
Tier 2 capital	8,181	8,689	8,717	13,573	12,970	13,626

Total regulatory capital	48,234	48,814	48,636	60,358	59,323	60,743

Risk-weighted assets

Credit risk
- non-counterparty	245,000	263,000	264,700	245,000	263,000	264,700
- counterparty	27,500	31,200	30,400	27,500	31,200	30,400
Market risk	22,300	22,800	24,000	22,300	22,800	24,000
Operational risk	31,600	31,600	36,800	31,600	31,600	36,800

Total RWAs	326,400	348,600	355,900	326,400	348,600	355,900

Leverage (2)

Derivatives	282,300	391,100	354,000
Loans and advances	402,800	429,400	419,600
Reverse repos	67,800	69,900	64,700
Other assets	211,800	214,200	212,500

Total assets	964,700	1,104,600	1,050,800
Derivatives
- netting	(266,600)	(379,200)	(330,900)
- potential future exposures	83,500	96,000	98,800
Securities financing transactions gross up	6,200	20,200	25,000
Undrawn commitments	84,700	94,900	96,400
Regulatory deductions and other
adjustments (3)	2,000	900	(600)

Leverage exposure	874,500	937,400	939,500

CET1 capital	40,053	40,125	39,919

Leverage ratio %	4.6	4.3	4.2

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the revised 2014 Basel III leverage ratio framework and the CRR Delegated Act.
(3)	The increase in regulatory adjustments in Q2 2015 was driven by higher disallowable settlement balances.

Analysis of results

Key points

30 June 2015 compared with 31 March 2015

•	RBS’s CET1 ratio improved by 80 basis points to 12.3%, driven by good progress in RWA reduction in RCR and CIB.

•

Citizens, in which RBS had a 40.8% stake at 30 June 2015, remains fully consolidated for regulatory capital purposes. Assuming the full deconsolidation of all Citizens credit and counterparty risk RWAs at 30 June 2015, the CET1 ratio would have been 300 basis points higher.

•	RBS’s leverage ratio improved by 30 basis points to 4.6% at 30 June 2015, with leverage exposures down 7% to £875 billion.

•	On 29 July 2015, RBS approved plans for an issue of AT1 instruments.

30 June 2015 compared with 31 December 2014

•

The CET1 ratio was 110 basis points higher at 12.3%, while the leverage ratio improved by 40 basis points to 4.6%. The improvement was principally driven by continued good progress on run-off and disposals in RCR and CIB.

Segment performance

	Half year ended 30 June 2015
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,290	265	2,555	1,108	254	1,362	376	150	1,104	(25)	5,522	-	(1,104)	4,418
Non-interest income	631	103	734	606	167	773	948	43	490	190	3,178	153	(493)	2,838

Total income	2,921	368	3,289	1,714	421	2,135	1,324	193	1,594	165	8,700	153	(1,597)	7,256

Direct expenses
- staff costs	(456)	(120)	(576)	(255)	(143)	(398)	(322)	(1,159)	(564)	(56)	(3,075)	(348)	568	(2,855)
- other costs**	(140)	(33)	(173)	(110)	(26)	(136)	(149)	(1,517)	(422)	(13)	(2,410)	(2,470)	451	(4,429)
Indirect expenses	(913)	(126)	(1,039)	(433)	(194)	(627)	(1,061)	2,759	-	(32)	-	-	-	-
Restructuring costs
- direct	-	(18)	(18)	(10)	(3)	(13)	(211)	(1,228)	(33)	-	(1,503)	1,503	-	-
- indirect	(50)	-	(50)	(8)	(80)	(88)	(814)	952	-	-	-	-	-	-
Litigation and conduct costs	(364)	8	(356)	(59)	(28)	(87)	(873)	1	-	-	(1,315)	1,315	-	-

Operating expenses	(1,923)	(289)	(2,212)	(875)	(474)	(1,349)	(3,430)	(192)	(1,019)	(101)	(8,303)	-	1,019	(7,284)

Profit/(loss) before impairment losses	998	79	1,077	839	(53)	786	(2,106)	1	575	64	397	153	(578)	(28)
Impairment releases/(losses)	17	52	69	(27)	3	(24)	31	(48)	(89)	293	232	-	89	321

Operating profit/(loss)	1,015	131	1,146	812	(50)	762	(2,075)	(47)	486	357	629	153	(489)	293

Additional information
Return on equity (3)	23.6%	8.0%	18.4%	11.6%	(7.5%)	9.2%	(24.6%)	nm	6.8%	nm	(0.7%)	-	-	(0.7%)
Cost:income ratio	66%	79%	67%	51%	113%	63%	259%	nm	64%	nm	95%	-	-	100%
Total assets (£bn)	135.4	26.5	161.9	94.5	17.0	111.5	482.4	105.2	87.2	16.5	964.7	-	-	964.7
Funded assets (£bn) (4)	135.4	26.4	161.8	94.5	16.9	111.4	211.1	102.9	86.8	8.4	682.4	-	-	682.4
Risk-weighted assets (RWAs) (£bn)	41.0	21.2	62.2	66.9	9.8	76.7	88.0	15.3	69.8	14.4	326.4	-	-	326.4
RWA equivalent (£bn) (5)	44.6	20.7	65.3	72.0	9.8	81.8	89.7	15.4	70.0	17.9	340.1	-	-	340.1
Employee numbers (FTEs - thousands)	25.4	4.2	29.6	6.2	2.7	8.9	3.1	49.5	17.6	0.5	109.2	-	(17.6)	91.6

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - £135 million loss on strategic disposals and gain on own credit adjustment of £288 million; staff costs - reallocation of £348 million loss from restructuring costs; and other costs – reallocation of £549 million loss from restructuring costs, £1,315 million loss from litigation and conduct costs and £606 million loss from write-downs of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £745 million, other administrative expenses of £2,366 million, depreciation and amortisation of £712 million and write-down of goodwill and other intangible assets of £606 million.

For the notes to this table refer to page 31. nm = not meaningful

Segment performance

	Quarter ended 30 June 2015
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,147	132	1,279	562	126	688	174	88	551	(14)	2,766	-	(551)	2,215
Non-interest income	322	46	368	330	81	411	346	173	246	59	1,603	168	(249)	1,522

Total income	1,469	178	1,647	892	207	1,099	520	261	797	45	4,369	168	(800)	3,737

Direct expenses
- staff costs	(231)	(60)	(291)	(126)	(67)	(193)	(142)	(585)	(275)	(31)	(1,517)	(293)	280	(1,530)
- other costs**	(69)	(16)	(85)	(56)	(14)	(70)	(71)	(732)	(215)	(7)	(1,180)	(1,216)	237	(2,159)
Indirect expenses	(463)	(63)	(526)	(208)	(96)	(304)	(521)	1,366	-	(15)	-	-	-	-
Restructuring costs
- direct	-	(18)	(18)	(10)	(3)	(13)	(195)	(797)	(27)	-	(1,050)	1,050	-	-
- indirect	(20)	(1)	(21)	(7)	(81)	(88)	(539)	648	-	-	-	-	-	-
Litigation and conduct costs	(10)	8	(2)	(59)	(26)	(85)	(373)	1	-	-	(459)	459	-	-

Operating expenses	(793)	(150)	(943)	(466)	(287)	(753)	(1,841)	(99)	(517)	(53)	(4,206)	-	517	(3,689)

Profit/(loss) before impairment losses	676	28	704	426	(80)	346	(1,321)	162	280	(8)	163	168	(283)	48
Impairment (losses)/releases	(9)	52	43	(26)	2	(24)	(13)	2	(51)	184	141	-	51	192

Operating profit/(loss)	667	80	747	400	(78)	322	(1,334)	164	229	176	304	168	(232)	240

Additional information
Return on equity (3)	32.1%	9.9%	24.7%	11.3%	(20.1%)	7.5%	(33.0%)	nm	6.5%	nm	2.7%	-	-	2.7%
Cost:income ratio	54%	84%	57%	52%	139%	69%	354%	nm	65%	nm	96%	-	-	99%
Total assets (£bn)	135.4	26.5	161.9	94.5	17.0	111.5	482.4	105.2	87.2	16.5	964.7	-	-	964.7
Funded assets (£bn) (4)	135.4	26.4	161.8	94.5	16.9	111.4	211.1	102.9	86.8	8.4	682.4	-	-	682.4
Risk-weighted assets (£bn)	41.0	21.2	62.2	66.9	9.8	76.7	88.0	15.3	69.8	14.4	326.4	-	-	326.4
RWA equivalent (£bn) (5)	44.6	20.7	65.3	72.0	9.8	81.8	89.7	15.4	70.0	17.9	340.1	-	-	340.1
Employee numbers (FTEs - thousands)	25.4	4.2	29.6	6.2	2.7	8.9	3.1	49.5	17.6	0.5	109.2	-	(17.6)	91.6

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals and Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income – gain on own credit adjustment of £168 million;  staff costs - reallocation of £293 million loss from restructuring costs; and other costs – reallocation of £151 million loss from restructuring costs, £459 million loss from litigation and conduct costs and a loss on write-down of goodwill and other intangible assets of £606 million.

** Other costs include the following: premises and equipment of £326 million, other administrative expenses of £1,027 million, depreciation and amortisation of £200 million and write-down of goodwill and other intangible assets of  £606 million.

For the notes to this table refer to page 31. nm = not meaningful

Segment performance

	Half year ended 30 June 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,276	323	2,599	999	344	1,343	365	203	987	(1)	5,496	(3)	(987)	4,506
Non-interest income	686	89	775	569	201	770	2,062	146	620	109	4,482	185	(624)	4,043

Total income	2,962	412	3,374	1,568	545	2,113	2,427	349	1,607	108	9,978	182	(1,611)	8,549

Direct expenses
- staff costs	(469)	(125)	(594)	(266)	(151)	(417)	(487)	(1,241)	(512)	(89)	(3,340)	(196)	539	(2,997)
- other costs**	(224)	(35)	(259)	(122)	(29)	(151)	(250)	(1,811)	(501)	(32)	(3,004)	(699)	542	(3,161)
Indirect expenses	(958)	(126)	(1,084)	(402)	(217)	(619)	(1,180)	2,938	-	(55)	-	-	-	-
Restructuring costs												-	-	-
- direct	(6)	8	2	(40)	(2)	(42)	(22)	(383)	(69)	-	(514)	514	-	-
- indirect	(13)	(22)	(35)	(22)	(1)	(23)	(169)	227	-	-	-	-	-	-
Litigation and conduct costs	(150)	-	(150)	(50)	-	(50)	(50)	-	-	-	(250)	250	-	-

Operating expenses	(1,820)	(300)	(2,120)	(902)	(400)	(1,302)	(2,158)	(270)	(1,082)	(176)	(7,108)	(131)	1,081	(6,158)

Profit/(loss) before impairment losses	1,142	112	1,254	666	145	811	269	79	525	(68)	2,870	51	(530)	2,391
Impairment (losses)/releases	(148)	(57)	(205)	(31)	-	(31)	39	12	(104)	20	(269)	-	104	(165)

Operating profit/(loss)	994	55	1,049	635	145	780	308	91	421	(48)	2,601	51	(426)	2,226

Additional information
Return on equity (3)	21.8%	2.9%	15.5%	9.5%	12.9%	10.0%	1.6%	nm	6.9%	nm	6.9%			6.9%
Cost:income ratio	61%	73%	63%	58%	73%	62%	89%	nm	67.0%	nm	71%			72%
Total assets (£bn)	133.6	26.7	160.3	88.6	20.8	109.4	537.6	93.3	76.1	34.4	1,011.1			1,011.1
Funded assets (£bn) (4)	133.6	26.6	160.2	88.6	20.8	109.4	278.7	91.3	75.7	20.9	736.2			736.2
Risk-weighted assets (£bn)	47.0	27.7	74.7	63.0	11.8	74.8	127.8	19.0	60.7	35.1	392.1			392.1
RWA equivalent (£bn) (5)	48.8	23.0	71.8	69.2	11.8	81.0	129.8	19.3	60.7	43.5	406.1			406.1
Employee numbers (FTEs - thousands)	25.1	4.5	29.6	7.1	3.4	10.5	4.3	50.6	17.7	0.9	113.6		(17.7)	95.9

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals, RFS Holdings minority interest and Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  net interest income - £3 million loss on FRS Holdings minority interest; non-interest income - £191 million gain on strategic disposals, loss on own credit adjustment of £51 million, gain on RFS Holdings minority interest of £25 million and gain on redemption of own debt of £20 million;  staff costs - reallocation of £196 million loss from restructuring costs; and other costs – reallocation of £318 million loss from restructuring costs, £250 million loss   from litigation and conduct costs, loss on RFS Holdings minority interest of £1 million and a loss on write-down of goodwill and other intangible assets of £130 million.

** Other costs include the following: premises and equipment of £1,126 million, other administrative expenses of £1,357 million, depreciation and amortisation of £466 million and write-down of goodwill and other intangible assets of £212 million.

For the notes to this table refer to page 31. nm = not meaningful

Segment performance

	Quarter ended 31 March 2015
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other	CFG	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,143	133	1,276	546	128	674	202	62	553	(11)	2,756	-	(553)	2,203
Non-interest income	309	57	366	276	86	362	602	(130)	244	131	1,575	(15)	(244)	1,316

Total income	1,452	190	1,642	822	214	1,036	804	(68)	797	120	4,331	(15)	(797)	3,519

Direct expenses
- staff costs	(225)	(60)	(285)	(129)	(76)	(205)	(180)	(574)	(289)	(25)	(1,558)	(55)	288	(1,325)
- other costs**	(71)	(17)	(88)	(54)	(12)	(66)	(78)	(785)	(207)	(6)	(1,230)	(1,254)	214	(2,270)
Indirect expenses	(450)	(63)	(513)	(225)	(98)	(323)	(540)	1,393	-	(17)	-	-	-	-
Restructuring costs
- direct	-	-	-	-	-	-	(16)	(431)	(6)	-	(453)	453	-	-
- indirect	(30)	1	(29)	(1)	1	-	(275)	304	-	-	-	-	-	-
Litigation and conduct costs	(354)	-	(354)	-	(2)	(2)	(500)	-	-	-	(856)	856	-	-

Operating expenses	(1,130)	(139)	(1,269)	(409)	(187)	(596)	(1,589)	(93)	(502)	(48)	(4,097)	-	502	(3,595)

Profit/(loss) before impairment losses	322	51	373	413	27	440	(785)	(161)	295	72	234	(15)	(295)	(76)
Impairment releases/(losses)	26	-	26	(1)	1	-	44	(50)	(38)	109	91	-	38	129

Operating profit/(loss)	348	51	399	412	28	440	(741)	(211)	257	181	325	(15)	(257)	53

Additional information
Return on equity (3)	15.4%	6.2%	12.3%	11.9%	4.4%	10.9%	(17.1%)	nm	7.2%	nm	(4.1%)	-	-	(4.1%)
Cost:income ratio	78%	73%	77%	50%	87%	58%	198%	nm	63%	nm	95%	-	-	102%
Total assets (£bn)	134.6	26.6	161.2	93.3	17.9	111.2	623.8	93.8	91.8	22.8	1,104.6	-	-	1,104.6
Funded assets (£bn) (4)	134.6	26.5	161.1	93.3	17.8	111.1	248.4	90.6	91.3	11.1	713.6	-	-	713.6
Risk-weighted assets (£bn)	42.6	22.4	65.0	65.5	10.2	75.7	102.8	15.9	72.0	17.2	348.6	-	-	348.6
RWA equivalent (£bn) (5)	46.4	21.5	67.9	71.0	10.2	81.2	105.1	16.2	72.2	21.7	364.3	-	-	364.3
Employee numbers (FTEs - thousands)	25.1	4.3	29.4	6.2	2.8	9.0	3.5	49.2	17.5	0.6	109.2	-	(17.5)	91.7

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, strategic disposals, RFS Holdings minority interest and Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  non-interest income - £135 million loss on strategic disposals and gain on own credit adjustment of £120 million;  staff costs - reallocation of £55 million loss from restructuring costs; and other costs – reallocation of £398 million loss from restructuring costs and £856 million from litigation and conduct costs.

** Other costs include the following: premises and equipment of £419 million, other administrative expenses of £1,339 million and depreciation and amortisation of £512 million.

For the notes to this table refer to page 31. nm = not meaningful

Segment performance

	Quarter ended 30 June 2014
	PBB			CPB			CIB				Non-
		Ulster		Commercial	Private			Central			statutory	Reconciling items		Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	total	Other*	CFG	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,152	169	1,321	511	174	685	186	100	499	7	2,798	-	(499)	2,299
Non-interest income	347	42	389	287	98	385	890	44	391	28	2,127	(178)	(385)	1,564

Total income	1,499	211	1,710	798	272	1,070	1,076	144	890	35	4,925	(178)	(884)	3,863

Direct expenses
- staff costs	(235)	(62)	(297)	(133)	(75)	(208)	(217)	(659)	(261)	(51)	(1,693)	(152)	287	(1,558)
- other costs**	(95)	(18)	(113)	(60)	(14)	(74)	(140)	(779)	(252)	(14)	(1,372)	(613)	292	(1,693)
Indirect expenses	(446)	(63)	(509)	(189)	(109)	(298)	(587)	1,426	-	(32)	-	-	-	-
Restructuring costs
- direct	(6)	8	2	(40)	(2)	(42)	(9)	(267)	(69)	-	(385)	385	-	-
- indirect	(23)	(20)	(43)	(21)	(1)	(22)	(143)	208	-	-	-	-	-	-
Litigation and conduct costs	(150)	-	(150)	(50)	-	(50)	(50)	-	-	-	(250)	250	-	-

Operating expenses	(955)	(155)	(1,110)	(493)	(201)	(694)	(1,146)	(71)	(582)	(97)	(3,700)	(130)	579	(3,251)

Profit/(loss) before impairment losses	544	56	600	305	71	376	(70)	73	308	(62)	1,225	(308)	(305)	612
Impairment (losses)/releases	(60)	(10)	(70)	9	(1)	8	45	13	(31)	128	93	-	31	124

Operating profit/(loss)	484	46	530	314	70	384	(25)	86	277	66	1,318	(308)	(274)	736

Additional information
Return on equity (3)	21.6%	4.9%	15.8%	9.3%	12.3%	9.7%	(1.5%)	nm	9.0%	nm	2.2%			2.2%
Cost:income ratio	64%	73%	65%	62%	74%	65%	107%	nm	65%	nm	75%			84%
Total assets (£bn)	133.6	26.7	160.3	88.6	20.8	109.4	537.6	93.3	76.1	34.4	1011.1			1011.1
Funded assets (£bn) (4)	133.6	26.6	160.2	88.6	20.8	109.4	278.7	91.3	75.7	20.9	736.2			736.2
Risk-weighted assets (£bn)	47	27.7	74.7	63	11.8	74.8	127.8	19	60.7	35.1	392.1			392.1
RWA equivalent (£bn) (5)	48.8	23	71.8	69.2	11.8	81	129.8	19.3	60.7	43.5	406.1			406.1
Employee numbers (FTEs - thousands)	25.1	4.5	29.6	7.1	3.4	10.5	4.3	50.6	17.7	0.9	113.6		(17.7)	95.9

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals, RFS Holdings minority interest and Citizens (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  non-interest income - £12 million gain on RFS Holdings minority interest and a loss on own credit adjustment of £190 million;  staff costs - reallocation of £153 million loss from restructuring costs and gain on RFS Holdings minority interest of £1 million; and other costs – reallocation of £232 million loss from restructuring costs £250 million loss from litigation and conduct costs, £1 million loss on RFS Holdings minority interest and £130 million loss on write down of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £546 million, other administrative expenses of £780 million, depreciation and amortisation of £237 million and write-down of goodwill and other intangible assets of £130 million.

Notes:

(1)

Central items include unallocated transactions, principally Treasury AFS portfolio sales of £69 million loss in H1 2015 (H1 2014 - £215 million gain; Q2 2015 - £42 million loss; Q1 2015 - £27 million loss; Q2 2014 - £13 million gain) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Segmental return on equity based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWA equivalents (RWAe)).
(4)	Total assets excluding derivatives.
(5)

RWAe is an internal metric based on target CET 1 ratio of 13%, for all segments except RCR, set at 10% at creation. RWAe converts performing and non-performing exposures into a consistent capital measure comprising RWAs and capital deductions.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,290	2,276	1,147	1,143	1,152

Net fees and commissions	603	637	309	294	304
Other non-interest income	28	49	13	15	43

Non-interest income	631	686	322	309	347

Total income	2,921	2,962	1,469	1,452	1,499

Direct expenses
- staff costs	(456)	(469)	(231)	(225)	(235)
- other costs	(140)	(224)	(69)	(71)	(95)
Indirect expenses	(913)	(958)	(463)	(450)	(446)
Restructuring costs
- direct	-	(6)	-	-	(6)
- indirect	(50)	(13)	(20)	(30)	(23)
Litigation and conduct costs	(364)	(150)	(10)	(354)	(150)

Operating expenses	(1,923)	(1,820)	(793)	(1,130)	(955)

Profit before impairment losses	998	1,142	676	322	544
Impairment releases/(losses)	17	(148)	(9)	26	(60)

Operating profit	1,015	994	667	348	484

Of which: Williams & Glyn (1)

Total income	414	423	211	203	213
Operating expenses	(168)	(169)	(90)	(78)	(83)
Impairment releases/(losses)	10	(31)	(11)	21	(9)

Operating profit	256	223	110	146	121

Note:

(1)	Williams & Glyn has not operated as a separate legal entity therefore these figures are not necessarily reflect the cost base, funding and capital profile of a stand alone bank see appendix 4.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	433	467	217	216	232
Personal deposits	400	302	210	190	160
Mortgages	1,234	1,287	617	617	649
Cards	337	374	162	175	176
Business banking	547	490	278	269	245
Other	(30)	42	(15)	(15)	37

Total income	2,921	2,962	1,469	1,452	1,499

Analysis of impairments by sector
Personal advances	53	79	18	35	40
Mortgages	(2)	5	-	(2)	4
Business banking	(79)	30	(13)	(66)	1
Cards	11	34	4	7	15

Total impairment (releases)/losses	(17)	148	9	(26)	60

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	1.5%	2.1%	1.0%	1.9%	2.1%
Business banking	(1.2%)	0.4%	(0.4%)	(1.8%)	-
Cards	0.5%	1.3%	0.4%	0.6%	1.1%

Total	-	0.2%	-	(0.1%)	0.2%

UK Personal & Business Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	23.6%	21.8%	32.1%	15.4%	21.6%
Net interest margin	3.59%	3.62%	3.58%	3.61%	3.64%
Cost:income ratio	66%	61%	54%	78%	64%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.2	7.2	-	7.4	(3%)
- mortgages	105.4	103.6	2%	103.2	2%
- business	13.7	14.5	(6%)	14.3	(4%)
- cards	4.4	4.5	(2%)	4.9	(10%)

Total loans and advances to customers (gross)	130.7	129.8	1%	129.8	1%
Loan impairment provisions	(2.1)	(2.4)	(13%)	(2.6)	(19%)

Net loans and advances to customers	128.6	127.4	1%	127.2	1%

Total assets	135.4	134.6	1%	134.3	1%
Funded assets	135.4	134.6	1%	134.3	1%
Risk elements in lending	3.2	3.6	(11%)	3.8	(16%)
Provision coverage (2)	66%	67%	(100bp)	69%	(300bp)

Customer deposits
- personal current accounts	36.5	36.3	1%	35.9	2%
- personal savings	82.5	81.1	2%	81.0	2%
- business/commercial	32.0	30.6	5%	31.8	1%

Total customer deposits	151.0	148.0	2%	148.7	2%

Assets under management (excluding deposits)	4.6	4.9	(6%)	4.9	(6%)
Loan:deposit ratio (excluding repos)	85%	86%	(100bp)	86%	(100bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	32.0	33.6	(5%)	33.4	(4%)
- Operational risk	9.0	9.0	-	9.4	(4%)

Total risk-weighted assets	41.0	42.6	(4%)	42.8	(4%)

Of which: Williams & Glyn (4)

Total assets	19.5	19.6	(1%)	19.6	(1%)
Net loans and advances to customers	19.5	19.5	-	19.5	-
Customer deposits	23.4	22.1	6%	22.0	6%
Risk-weighted assets (3)	10.3	10.5	(2%)	10.1	2%

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs on an end-point CRR basis.
(4)	Williams & Glyn has not operated as a separate legal entity therefore these figures are not necessarily reflect the cost base, funding and capital profile of a stand alone bank see appendix 4.

UK Personal & Business Banking

Key points

The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. Throughout 2015, the business has continued to progress a number of fair banking initiatives and technology investments.

•

Continued to recruit further mortgage advisers, supporting an increase in applications, up 43% on Q2 2014 to £9.4 billion and up 42% compared with the prior quarter, providing a strong pipeline for third quarter completions and subsequent balance growth.

•	Successfully trialled the opening of key branches on the two May bank holidays with mortgage advisers and business managers available to meet UK PBB customers’ banking needs.

•	Enhancements to our current account opening process have halved the time to open an account to 30 minutes.

•

The Reward current account which will provide 3% cashback on certain household bills paid by direct debit launched in July to a small number of customers with a full launch scheduled for later in the year.

•	Completed our Personal savings product simplification programme which included increasing the interest rate received by 4.5 million personal customers.

•

Provided more than 22,000 fixed rate business loans since launch, to a value of £1.8 billion helping customers concentrate on growing their businesses without having to worry about interest rates or hidden charges.

•

In partnership with Entrepreneurial Spark, RBS opened business accelerator hubs in Birmingham, Bristol and Leeds, with plans to open further hubs in major cities across the UK in the future as the bank continues to support UK entrepreneurs and small businesses.

•

Customers using the mobile application increased 12% to 3.3 million in the year to 30 June 2015, supported by developments including the launch of instant mobile application activation. Such developments have helped the NatWest mobile banking customer NPS to become joint number one in the market.

•	Became the first UK-based bank to offer TouchID technology within its mobile app, allowing customers to use only their fingerprint for access, with over 1 million unique customer logins since launch.

UK Personal & Business Banking

Key points (continued)

H1 2015 compared with H1 2014

•

Operating profit increased £21 million to £1,015 million for H1 2015 with a net impairment release largely offset by higher conduct costs.  Operating profit excluding restructuring costs of £50 million (H1 2014 - £19 million) and litigation and conduct costs of £364 million (H1 2014 - £150 million) of £1,429 million was £266 million higher as operating expenses excluding restructuring and litigation and conduct costs decreased by 9%. Return on equity rose 1.8 percentage points to 23.6%.

•

Total income decreased £41 million to £2,921 million. Net interest income increased by 1% to £2,290 million driven by improved deposit income from increased balances and stronger margins partly offset by lower asset income as a result of asset margin compression outweighing strong balance sheet growth.

•

Net interest margin decreased from 3.62% to 3.59% reflecting strong new business mortgage growth at lower margin, together with an increase in the level of standard variable rate customers switching to new lower margin fixed rate products. This has been partly offset by a continued improvement in deposit margins.

•

Non-interest income decreased by 8% to £631 million reflecting the impacts of changes that were introduced to support customers, in particular current account charges and investment fund charges. In addition, card interchange income fell as a result of the implementation of EU regulations on interchange rates.

•

Operating expenses increased by £103 million or 6%, largely reflecting higher restructuring costs and litigation and conduct costs from increased levels of customer redress provision this was partially offset by lower staff costs supported by a headcount decrease of 4%, lower FSCS levy charges and lower complaints and compensation costs. Operating expenses excluding restructuring costs of £50 million (H1 2014 - £19 million) and litigation and conduct costs of £364 million (H1 2014 - £150 million) were £142 million or 9% lower. Indirect expenses were £45 million lower largely due to a £60 million technology write-off in the first half of 2014.

•

A £17 million net impairment release compared with a net loss of £148 million, resulting from lower levels of defaults across all portfolios and increased portfolio provision releases, particularly in business banking.

•

Mortgage balances increased to £105.4 billion, up £3.6 billion year-on-year, or 4% above the overall mortgage market for the same period.  Gross new mortgage lending in the first half of 2015 was £9.1 billion representing a market share of approximately 9%, above our stock share of 8%. Deposit balances increased £5.0 billion driven by instant access growth in personal savings, current accounts and business.

•	RWAs declined 13% to £41.0 billion primarily due to improved credit quality and lower unsecured balances.

UK Personal & Business Banking

Key points (continued)

Q2 2015 compared with Q1 2015

•

Operating profit was £667 million, up £319 million or 92%. This reflected higher income, up 1% to £1,469 million and lower expenses, down 30% to £793 million. Impairments remained low at £9 million, compared to a £26 million net release in the prior quarter.

•	Net interest income was broadly stable, with a small reduction in net interest margin of 3 basis points due to contraction in mortgage margins partially offset by balance growth.

•

Non-interest income increased by 4% to £322 million, due to a largely seasonal increase in card transaction levels, partly offset by reduced interchange income following implementation of new EU regulations on interchange rates.

•

Operating expenses decreased 30% to £793 million, largely reflecting lower restructuring, litigation and conduct costs. Operating expenses excluding restructuring costs of £20 million (Q1 2015 - £30 million) and litigation and conduct costs of £10 million (Q1 2015 - £354 million) increased by £17 million due to increased technology spend and the increase in Williams & Glyn functional staff costs as the business prepares for divestment.

•	The impairment losses increased by £35 million to £9 million as provision releases in Q2 were lower than Q1. Default levels continue to be low.

•	Mortgage balances increased £1.8 billion in the quarter, achieving approximately 10% of the gross new lending market share, driven by increased adviser capacity and competitive pricing.

•

Business loan balances decreased £0.8 billion, largely reflecting the transfer of £0.4 billion to Commercial Banking in Q2, a decrease in Williams & Glyn (Commercial/Corporate) and asset write offs; balances were broadly stable in the quarter. Business deposit balances decreased £0.1 billion, driven by the transfer of £0.6 billion of balances to Commercial & Private Banking in Q2. Deposit balances increased 2% in the quarter.

•	RWAs declined 4% to £41.0 billion with improved credit quality, lower unsecured balances and Business Banking data and model improvements.

Q2 2015 compared with Q2 2014

•

Operating profit of £667 million, increased £183 million or 38%, while operating profit excluding restructuring costs of £20 million (Q2 2014 - £29 million) and litigation and conduct costs of £10 million (Q2 2014 - £150 million) totalled £697 million compared with £663 million in the second quarter of 2014.

•	Net interest income is broadly stable at £1,147 million with lower asset income primarily from lower asset margins partly offset by increased deposit income.

•	Non-interest income decreased by 7% to £322 million largely due to lower insurance profit share and lower cards interchange income.

•

Operating expenses decreased £162 million or 17%, largely reflecting lower restructuring costs of £20 million (Q2 2014 - £29 million) and litigation and conduct costs £10 million (Q2 2014 - £150 million) supported by a 4% decrease in headcount, lower FSCS levy charges and lower complaints and compensation costs partly offset by increased investment in technology. Operating expenses excluding restructuring costs of £20 million (Q2 2014 - £29 million) and litigation and conduct costs of £10 million (Q2 2014 - £150 million) decreased by £13 million.

•	Net impairment losses of £9 million were significantly lower, driven by lower defaults across all portfolios and higher levels of portfolio provision releases, particularly in business banking.

•	RWAs declined 13% to £41.0 billion with improved credit quality and lower unsecured balances.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	265	323	132	133	169

Net fees and commissions	64	66	31	33	34
Other non-interest income	39	23	15	24	8

Non-interest income	103	89	46	57	42

Total income	368	412	178	190	211

Direct expenses
- staff costs	(120)	(125)	(60)	(60)	(62)
- other costs	(33)	(35)	(16)	(17)	(18)
Indirect expenses	(126)	(126)	(63)	(63)	(63)
Restructuring costs
- direct	(18)	8	(18)	-	8
- indirect	-	(22)	(1)	1	(20)
Litigation and conduct costs	8	-	8	-	-

Operating expenses	(289)	(300)	(150)	(139)	(155)

Profit before impairment losses	79	112	28	51	56
Impairment releases/(losses)	52	(57)	52	-	(10)

Operating profit	131	55	80	51	46

Average exchange rate	1.365	1.218	1.385	1.345	1.228

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	95	134	45	50	65
Retail	221	190	112	109	100
Other	52	88	21	31	46

Total income	368	412	178	190	211

Analysis of impairments by sector
Mortgages	(51)	35	(38)	(13)	16
Commercial real estate
- investment	12	9	11	1	1
- development	18	(6)	18	-	(3)
Other corporate	(25)	8	(37)	12	(9)
Other lending	(6)	11	(6)	-	5

Total impairment (releases)/losses	(52)	57	(52)	-	10

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	(0.6%)	0.4%	(1.0%)	(0.3%)	0.4%
Commercial real estate
- investment	3.0%	1.8%	5.5%	0.4%	0.4%
- development	12.0%	(3.0%)	24.0%	-	(3.0%)
Other corporate	(1.1%)	0.3%	(3.1%)	1.0%	(0.7%)
Other lending	(1.3%)	2.2%	(2.7%)	-	2.0%

Total	(0.5%)	0.4%	(0.9%)	-	0.2%

Ulster Bank

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	8.0%	2.9%	9.9%	6.2%	4.9%
Net interest margin	1.94%	2.32%	1.93%	1.95%	2.35%
Cost:income ratio	79%	73%	84%	73%	73%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	15.9	16.3	(2%)	17.5	(9%)
Commercial real estate
- investment	0.8	0.9	(11%)	1.0	(20%)
- development	0.3	0.3	-	0.3	-
Other corporate	4.7	4.6	2%	4.9	(4%)
Other lending	0.9	0.9	-	1.0	(10%)

Total loans and advances to customers (gross)	22.6	23.0	(2%)	24.7	(9%)
Loan impairment provisions
Mortgages	(1.2)	(1.3)	(8%)	(1.4)	(14%)
Commercial real estate
- investment	(0.2)	(0.2)	-	(0.2)	-
- development	(0.2)	(0.1)	100%	(0.2)	-
Other corporate	(0.7)	(0.8)	(13%)	(0.8)	(13%)
Other lending	(0.1)	(0.1)	-	(0.1)	-

Total loan impairment provisions	(2.4)	(2.5)	(4%)	(2.7)	(11%)

Net loans and advances to customers (2)	20.2	20.5	(1%)	22.0	(8%)

Total assets	26.5	26.6	-	27.6	(4%)
Funded assets	26.4	26.5	-	27.5	(4%)
Risk elements in lending
Mortgages	2.9	3.0	(3%)	3.4	(15%)
Commercial real estate
- investment	0.2	0.2	-	0.3	(33%)
- development	0.2	0.2	-	0.2	-
Other corporate	0.8	0.9	(11%)	0.8	-
Other lending	0.1	0.1	-	0.1	-

Total risk elements in lending	4.2	4.4	(5%)	4.8	(13%)
Provision coverage (3)	58%	58%	-	57%	100bp

Customer deposits	18.7	19.2	(3%)	20.6	(9%)
Loan:deposit ratio (excluding repos)	108%	107%	100bp	107%	100bp

Risk-weighted assets (4,5)
- Credit risk
- non-counterparty	19.6	20.8	(6%)	22.2	(12%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.5	1.5	-	1.5	-

Total risk-weighted assets	21.2	22.4	(5%)	23.8	(11%)

Spot exchange rate - €/£	1.411	1.382		1.285

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Includes £9.4 billion relating to tracker mortgages (31 March 2015 - £9.7 billion; 31 December 2014 - £10.5 billion).
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	RWAs on an end-point CRR basis.
(5)	Includes £8.1 billion in relating to tracker mortgages (31 March 2015 - £8.5 billion; 31 December 2014 - £9.6 billion).

Ulster Bank

Ulster Bank retains a strong capital and funding position as it continues to support the economic recovery across the island of Ireland. New lending activity increased further during H1 2015 with mortgage drawdowns up 45% versus H1 2014 and £0.8 billion of new lending made available to business customers, an increase of 57% from H1 2014. Impairment releases have continued to be driven by proactive debt management and the improving economic conditions

During H1 2015 Ulster Bank continued to make it simpler and easier for customers to do business:

•

The launch of the “Mortgage you can live with” campaign offers a range of new product options to both new and existing mortgage customers including a suite of fixed rate options. The bank has also introduced a dedicated team of mobile mortgage managers and returned to the mortgage broker market.

•	Ulster Bank continues to support Commercial customers and launched new propositions for businesses operating in the food and drink, agriculture and international business sectors during H1 2015.

•

A fully digitalised account opening option was introduced for personal customers in Northern Ireland as the digital proposition continued to be enhanced. Customers continue to move towards direct channels with over 88% of all transactional activity now outside the traditional branch.

•

Significant progress has been made to improve the customer service proposition. The announcement of a new partnership with ‘An Post’ in the Republic of Ireland will provide customers with 1,140 new points of presence. The bank’s award winning customer contact centre announced 350 new jobs which will handle customer calls across a number of RBS brands.

•	The launch of a set of customer commitments specifically designed to support customers in arrears on their home loan has been positively received by the market.

A significant weakening in the euro relative to sterling during H1 2015 had a material impact on Ulster Bank’s financial performance as reported and in comparison to prior periods.

H1 2015 compared with H1 2014

•

Operating profit increased by £76 million to £131 million for H1 2015 with the benefit of net impairment releases. Operating profit excluding restructuring costs of £18 million (H1 2014 - £14 million) and a litigation and conduct recovery of £8 million (H1 2014 - nil) was £141 million for H1 2015, compared with a profit of £69 million for H1 2014. The reduction in profit before impairment losses to £79 million is partly attributable to a weakening of the euro, (an impact of £17 million), a decrease in income on free funds and an increase in pension servicing costs. Return on equity increased 5.1 percentage points to 8%.

•

Total income decreased by £44 million primarily driven by the weakening of the euro (an impact of £33 million) and a lower return on free funds. While deposit pricing improved steadily and loan margins remained stable in a competitive market, the net interest margin of 1.94% reflected the lower return on free funds and the impact of liquidity management requirements. The offsetting income movements between the Corporate and Retail businesses primarily reflect a transfer of management responsibility for a specific business channel to align with the bank’s distribution strategy.

•

Operating expenses decreased by £11 million to £289 million principally from a reduction in headcount and the property footprint coupled with a benefit from the weakening of the euro (an impact of £16 million), offset partly by higher pensions charges and investment in technology and infrastructure.

•	A net impairment release of £52 million for H1 2015 reflected the benefits of proactive debt management and improving macroeconomic conditions.

Ulster Bank

Key points (continued)

H1 2015 compared with H1 2014 (continued)

•

The significant growth in new lending volumes has been offset by continued customer deleveraging. The loan:deposit ratio was steady over the period with the weakening euro driving reductions in the reported net loans and advances to customers and customer deposit balances. The low yielding tracker mortgage portfolio declined by a further £1.1 billion, or 10% during H1 2015 to £9.4 billion reflecting customer repayments and the weakening of the euro.

•

RWAs reduced by £2.6 billion during H1 2015 to £21.2 billion reflecting an improvement in credit metrics and the impact of exchange rate movements, contributing to the improvement in return on equity. £1.5 billion of the RWA reduction related to the tracker mortgage portfolio which now totals £8.1 billion.

Q2 2015 compared with Q1 2015

•

Operating profit increased by £29 million to £80 million due primarily to impairment releases, partly offset by lower income and higher restructuring costs. Operating profit excluding restructuring costs of £19 million (Q1 2015 - recovery of £1 million) and a litigation and conduct recovery of £8 million (Q1 2015 - nil) was £91 million for Q2 2015 compared with an operating profit of £50 million for Q1 2015.

•

Total income decreased by £12 million to £178 million primarily driven by the weakening of the euro (an impact of £4 million) and a lower return on free funds. Operating expenses increased by £11 million with the impact of higher restructuring costs partly offset by a release of provision reflecting the outcome of reviews on Interest Rate Hedging Products.

Q2 2015 compared with Q2 2014

•

Operating profit increased by £34 million to £80 million driven by impairment releases and lower expenses, partly offset by lower income. Operating profit excluding restructuring costs of £19 million (Q2 2014 - £12 million) and a litigation and conduct recovery of £8 million (Q2 2014 - nil) increased by £33 million to £91 million.

•

Total income decreased by £33 million primarily driven by exchange rate movements (an impact of £17 million) and a lower return on free funds. Operating expenses decreased by £5 million reflecting the continued focus on cost management.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,108	999	562	546	511

Net fees and commissions	433	448	226	207	227
Other non-interest income	173	121	104	69	60

Non-interest income	606	569	330	276	287

Total income	1,714	1,568	892	822	798

Direct expenses
- staff costs	(255)	(266)	(126)	(129)	(133)
- other costs	(110)	(122)	(56)	(54)	(60)
Indirect expenses	(433)	(402)	(208)	(225)	(189)
Restructuring costs
- direct	(10)	(40)	(10)	-	(40)
- indirect	(8)	(22)	(7)	(1)	(21)
Litigation and conduct costs	(59)	(50)	(59)	-	(50)

Operating expenses	(875)	(902)	(466)	(409)	(493)

Profit before impairment losses	839	666	426	413	305
Impairment (losses)/releases	(27)	(31)	(26)	(1)	9

Operating profit	812	635	400	412	314

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	948	894	499	449	448
Deposits	240	153	124	116	81
Asset and invoice finance	358	366	180	178	186
Other	168	155	89	79	83

Total income	1,714	1,568	892	822	798

Analysis of impairments by sector
Commercial real estate	8	(6)	10	(2)	(17)
Asset and invoice finance	3	2	2	1	-
Private sector services (education, health, etc)	3	(10)	-	3	-
Banks & financial institutions	1	1	1	-	(1)
Wholesale and retail trade repairs	-	14	2	(2)	2
Hotels and restaurants	(1)	(1)	2	(3)	(4)
Manufacturing	-	7	(1)	1	4
Construction	2	4	2	-	2
Other	11	20	8	3	5

Total impairment losses/(releases)	27	31	26	1	(9)

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	0.1%	(0.1%)	0.2%	-	(0.4%)
Asset and invoice finance	-	-	0.1%	-	-
Private sector services (education, health, etc)	0.1%	(0.3%)	-	0.2%	-
Banks & financial institutions	-	-	0.1%	-	(0.1%)
Wholesale and retail trade repairs	-	0.5%	0.1%	(0.1%)	0.1%
Hotels and restaurants	(0.1%)	(0.1%)	0.3%	(0.4%)	(0.5%)
Manufacturing	-	0.4%	(0.1%)	0.1%	0.4%
Construction	0.2%	0.4%	0.4%	-	0.4%
Other	0.1%	0.2%	0.1%	-	0.1%

Total	0.1%	0.1%	0.1%	-	-

Commercial Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	11.6%	9.5%	11.3%	11.9%	9.3%
Net interest margin	2.87%	2.70%	2.86%	2.87%	2.73%
Cost:income ratio	51%	58%	52%	50%	62%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	17.9	18.4	(3%)	18.3	(2%)
- Asset and invoice finance	14.1	13.9	1%	14.2	(1%)
- Private sector services (education, health etc)	7.0	7.1	(1%)	6.9	1%
- Banks & financial institutions	7.2	7.0	3%	7.0	3%
- Wholesale and retail trade repairs	6.6	6.3	5%	6.0	10%
- Hotels and restaurants	3.2	3.4	(6%)	3.4	(6%)
- Manufacturing	4.6	3.9	18%	3.7	24%
- Construction	1.8	1.7	6%	1.9	(5%)
- Other	28.6	28.0	2%	24.7	16%

Total loans and advances to customers (gross)	91.0	89.7	1%	86.1	6%
Loan impairment provisions	(0.9)	(0.9)	-	(1.0)	(10%)

Net loans and advances to customers (2)	90.1	88.8	1%	85.1	6%

Total assets	94.5	93.3	1%	89.4	6%
Funded assets	94.5	93.3	1%	89.4	6%
Risk elements in lending	2.3	2.4	(4%)	2.5	(8%)
Provision coverage (3)	39%	38%	100bp	38%	100bp

Customer deposits	97.0	99.0	(2%)	86.8	12%
Loan:deposit ratio (excluding repos)	93%	90%	300bp	98%	(500bp)

Risk-weighted assets (2,4)
- Credit risk (non-counterparty)	60.7	59.4	2%	57.6	5%
- Operational risk	6.2	6.1	2%	6.4	(3%)

Total risk-weighted assets	66.9	65.5	2%	64.0	5%

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	30 June 2015 includes £13.3 billion third party assets and £10.2 billion risk-weighted asset equivalents relating to the run-down legacy book.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)	RWAs on an end-point CRR basis.

Commercial Banking

Key points

Commercial Banking made a strong start to the year with the business continuing to make a significant contribution to overall bank profitability, whilst focussing on customer service, trust and advocacy. Continued simplification of processes, as well as investment in technology and relationship managers has contributed to organic H1 2015 net lending growth of £0.5 billion.

•

As the business continues to focus on supporting the UK economy, special emphasis is being placed on supporting businesses with a turnover of between £10 million and £50 million or borrowing in excess of £1 million.

•

Commercial Banking continued to simplify its customer proposition; improvements in account opening have delivered a 75% reduction in customer paperwork and a 25% reduction in the time to open an account.

•

Further investment in relationship managers included the introduction of a new Customer Relationship Management tool for 3,000 staff, enabling a more coherent view of all customer needs. In addition, 2,800 staff registered for a bespoke lending skills training programme.

•	During H1 complaints reduced by 21%, highlighting the success of the franchise’s focus on customer service, delivered through empowering staff, enhancing capability and process simplification.

On 1 January 2015, the Private Banking RBSI business was transferred to Commercial Banking, accounting for £31 million of operating profit in the half year, followed on 1 May 2015 by the Corporate & Institutional Banking UK coverage business, accounting for £13 million of operating profit from the date of transfer. On 1 August 2014, Commercial Cards for UK Personal & Business Banking related customers, with revenue of £22 million, was transferred to UK Personal & Business Banking. The transferred businesses affect comparisons with prior periods. (1)

H1 2015 compared with H1 2014

•

Commercial Banking recorded an operating profit of £812 million compared with £635 million in the comparative period. Operating profit excluding restructuring costs of £18 million (H1 2014 - £62 million) and litigation and conduct costs of £59 million (H1 2014 - £50 million) was £889 million, compared with £747 million in H1 2014, with income up 9%. Return on equity improved 2.1 percentage points to 11.6%.

•

Total income was £1,714 million, compared with £1,568 million in the prior year. Net interest income increased by £109 million to £1,108 million, driven by increased deposits and asset volumes and higher deposit margins, partially offset by lower asset margins. Non-interest income increased £37 million to £606 million mostly reflecting higher gains on equity disposals.

•

Operating expenses decreased £27 million to £875 million, principally from lower restructuring costs,  and lower headcount. This was partially offset by higher litigation and conduct costs of £59 million, up £9 million, primarily a top-up for interest rate hedging product provisions.

•	Net impairment losses decreased £4 million to £27 million driven by reduced individual and collective charges, down £51 million, offsetting lower net latent releases.
•

Net loans and advances to customers increased by £5.0 billion from December 2014 to £90.1 billion, including £4.5 billion from the transferred businesses. Gross lending compared with H1 2014 was up £1.4 billion.

•	Deposits were £97.0 billion at 30 June 2015, including £6.4 billion from the transferred businesses, with organic deposit growth of £3.8 billion from 31 December 2014.
•	RWAs increased by £3.9 billion year-on-year to £66.9 billion, including £3.8 billion from the transferred businesses.

Note:

(1)

The business transfer included: total income of £108 million (H1 2014 - £78 million; Q2 2015 - £56 million; Q1 2015 - £53 million; Q2 2014 - £42 million); operating expenses of £46 million (H1 2014 - £57 million; Q2 2015 - £24 million; Q1 2015 - £21 million; Q2 2014 - £30 million); net loans and advances to customers of £4.5 billion (31 March 2015 - £4.4 billion; 31 December 2014 - £4.4 billion); customer deposits of £6.4 billion (31 March 2015 - £6.2 billion; 31 December 2014 - £6.5 billion); and RWAs of £3.8 billion (31 March 2015 - £3.6 billion; 31 December 2014 - £3.5 billion). Comparatives have not been restated.

Commercial Banking

Key points (continued)

Q2 2015 compared with Q1 2015

•

Operating profit was £400 million compared with £412 million in the previous quarter. Operating profit excluding restructuring costs of £17 million (Q1 2015 - £1 million) and litigation and conduct costs of £59 million (Q1 2015 - nil) was £476 million, compared with £413 million.

•

Total income increased £70 million in the quarter to £892 million. Net interest income increased 3% to £562 million reflecting an increase in asset and deposit volumes and higher deposit margins, which more than offset lower asset margins. Non-interest income increased by £54 million or 20%, reflecting higher gains on equity disposals in the quarter.

•	Operating expenses increased £57 million to £466 million driven by a £59 million provision for litigation and conduct costs and increased restructuring costs.

•	Impairment losses increased to £26 million, reflecting increased individual charges and the non-repeat of a net latent release of £13 million in Q1 2015.

•

Net loans and advances to customers increased £1.3 billion, reflecting £2.1 billion from the transferred business offset by seasonal reductions and a high level of contractual maturities in June. Lower deposits, down £2.0 billion, reflected the outflow of short term funds placed by customers at the end of Q1 2015.

•	RWAs increased £1.4 billion to £66.9 billion, including £2.1 billion from the transferred businesses.

Q2 2015 compared with Q2 2014

•

Operating profit improved £86 million to £400 million. Operating profit excluding restructuring costs of £17 million (Q2 2014 - £61 million) and litigation and conduct costs of £59 million (Q2 2014 - £50 million) rose by £51 million with increased income and cost management initiatives partially offset by increased impairment losses.

•

Total income rose to £892 million, up from £798 million in Q2 2014. Net interest income increased by £51 million or 10%, reflecting increased asset and deposit volumes and higher deposit margins, which more than offset reduced asset margins. Non-interest income increased by £43 million or 15%, reflecting higher gains on equity disposals.

•	Operating expenses were £27 million lower reflecting reduced restructuring costs, discretionary cost initiatives and lower headcount.

•	Net impairment losses increased by £35 million reflecting the non-repeat of a Q2 2014 latent provision release of £59 million, partially offset by lower individual and collective charges.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	254	344	126	128	174

Net fees and commissions	145	172	70	75	84
Other non-interest income	22	29	11	11	14

Non-interest income	167	201	81	86	98

Total income	421	545	207	214	272
Direct expenses
- staff costs	(143)	(151)	(67)	(76)	(75)
- other costs	(26)	(29)	(14)	(12)	(14)
Indirect expenses	(194)	(217)	(96)	(98)	(109)
Restructuring costs
- direct	(3)	(2)	(3)	-	(2)
- indirect	(80)	(1)	(81)	1	(1)
Litigation and conduct costs	(28)	-	(26)	(2)	-

Operating expenses	(474)	(400)	(287)	(187)	(201)

(Loss)/profit before impairment losses	(53)	145	(80)	27	71
Impairment releases/(losses)	3	-	2	1	(1)

Operating (loss)/profit	(50)	145	(78)	28	70

Of which: international private banking activities (1)

Total income	100	115	48	52	57
Operating expenses	(113)	(87)	(68)	(45)	(42)

Operating (loss)/profit	(13)	28	(20)	7	15

Note:

(1)	International private banking business reclassified to disposal groups.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	74	90	35	39	45
Banking	347	455	172	175	227

Total income	421	545	207	214	272

Private Banking

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	(7.5%)	12.9%	(20.1%)	4.4%	12.3%
Net interest margin	3.23%	3.72%	3.21%	3.25%	3.73%
Cost:income ratio	113%	73%	139%	87%	74%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Personal	4.8	5.3	(9%)	5.4	(11%)
- Mortgages	6.6	6.6	-	8.9	(26%)
- Other	2.1	2.2	(5%)	2.3	(9%)

Total loans and advances to customers (gross)	13.5	14.1	(4%)	16.6	(19%)
Loan impairment provisions	-	(0.1)	(100%)	(0.1)	(100%)

Net loans and advances to customers	13.5	14.0	(4%)	16.5	(18%)

Total assets	17.0	17.9	(5%)	20.5	(17%)
Funded assets	16.9	17.8	(5%)	20.4	(17%)
Assets under management	27.1	29.2	(7%)	28.3	(4%)
Risk elements in lending	0.2	0.1	100%	0.2	-
Provision coverage (2)	31%	34%	(300bp)	34%	(300bp)

Customer deposits	29.8	29.6	1%	36.1	(17%)
Loan:deposit ratio (excluding repos)	45%	47%	(200bp)	46%	(100bp)

Risk-weighted assets (3)
- Credit risk
- non-counterparty	8.2	8.6	(5%)	9.5	(14%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.5	1.5	-	1.9	(21%)

Total risk-weighted assets	9.8	10.2	(4%)	11.5	(15%)

Of which: international private banking activities (4)

Total assets	5.3	6.2	(15%)	5.6	(5%)
Net loans and advances to customers	2.7	3.1	(13%)	3.1	(13%)
Assets under management	13.6	15.0	(9%)	14.6	(7%)
Customer deposits (excluding repos)	6.7	7.7	(13%)	7.5	(11%)
Risk-weighted assets (3)	1.7	2.0	(15%)	1.8	(6%)

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	RWAs on an end-point CRR basis.
(4)	International private banking business reclassified to disposal groups.

Private Banking

Key points

Private Banking continued to focus on its UK strengths as  the business is repositioned to enable sustainable returns over the long run, and to meet its ambition to be the leading UK-based private bank and wealth manager for wealthy individuals. A new Executive Committee was created with end-to-end accountabilities around banking, credit and investments, to ensure the business delivers solutions to clients in a responsive, rapid and efficient manner.

•

Growth initiatives included working more closely with colleagues in RBS and NatWest, resulting in hundreds of referrals of individuals potentially suitable for a private banking relationship with Coutts & Co or Adam & Company.

•

A series of client campaigns are underway to ensure client needs are proactively addressed which have resulted in over a thousand clients starting to use online banking and the refinancing of over £1 billion of expiring credit facilities.

•	The sale of most of the International Private Banking business to Union Bancaire Privée remains on track for Q4 2015.

On 1 January 2015, the Private Banking RBSI business, accounting for £31 million of operating profit in the half year was transferred to Commercial Banking. This transfer affects comparisons with prior periods(1).

H1 2015 compared with H1 2014

•

Operating loss was £50 million compared with a profit of £145 million a year prior. Results were affected by the transfer of the RBSI business, lower income, higher restructuring costs and increased litigation and conduct costs. Private Banking Go-forward business reported an operating loss of £37 million, including £82 million write-down of an intangible asset, compared with a £117 million profit for H1 2014.

•

Total income was £421 million, down from £545 million in H1 2014 with net interest income decreasing 26%. Performance was adversely affected by lower income from hedging activities and reduced investment and transactional income.

•

Operating expenses increased £74 million to £474 million, reflecting an £80 million increase in restructuring costs, arising from the write-down of an intangible asset of £82 million and litigation and conduct costs of £28 million, principally incurred in Q2 2015, offsetting a reduction in direct and indirect costs.

•

Assets under management were £27.1 billion, down £1.6 billion year-on-year and £1.2 billion from 31 December 2014, with the Greek financial crisis adversely impacting European stock market indices and reducing portfolio values. Private Banking Go-forward business assets under management were £13.5 billion, down £0.3 billion year-on-year and down £0.2 billion from 31 December 2014.

Note:

(1)

The business transfer included: total income of £76 million (H1 2014 - £69 million; Q2 2015 - £37 million; Q1 2015 - £38 million; Q2 2014 - £37 million); operating expenses of £44 million (H1 2014 - £53 million; Q2 2015 - £23 million; Q1 2015 - £20 million; Q2 2014 - £28 million); net loans and advances to customers of £2.4 billion (31 March 2015 - £2.4 billion; 31 December 2014 - £2.6 billion); customer deposits of £6.4 billion (31 March 2015 - £6.2 billion; 31 December 2014 - £6.5 billion); and RWAs of £1.5 billion (31 March 2015 - £1.5 billion; 31 December 2014 - £1.4 billion). Comparatives have not been restated.

Private Banking

Key points (continued)

Q2 2015 compared with Q1 2015

•	Operating loss was £78 million compared with a profit of £28 million in Q1, with higher restructuring and litigation and conduct costs.

•	Total income decreased by 3% to £207 million, with net interest income flat and lower non-interest income reflecting lower investment and transactional income.

•

Operating expenses increased by 53%, driven by higher restructuring costs as a result of an £82 million write-down of an intangible asset together with higher litigation and conduct costs by £24 million.

•	Assets under management reduced to £27.1 billion from £29.2 billion in the previous quarter with the Greek financial crisis adversely impacting European stock market indices reducing portfolio values.

Q2 2015 compared with Q2 2014

•

Operating loss was £78 million compared with a £70 million profit in Q2 2014, partly due to the transfer of Private Banking RBSI business to Commercial Banking on 1 January 2015; performance was also impacted by higher restructuring costs, increased litigation and conduct costs and lower income.

•	Total income decreased 24%, partly due to the transfer of RBSI business; the performance adversely impacted by lower income from hedging activities and reduced investment and transactional income.

•

Operating expenses increased £86 million, or 43%, with the performance impacted by higher restructuring costs, as a result of the write-down of an intangible asset of £82 million, increased litigation and conduct costs of £26 million, offset in part by a fall in direct and indirect costs.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	376	365	174	202	186

Net fees and commissions	395	490	160	235	247
Income from trading activities	559	1,482	250	309	597
Other operating income	(6)	90	(64)	58	46

Non-interest income	948	2,062	346	602	890

Total income	1,324	2,427	520	804	1,076

Direct expenses
- staff costs	(322)	(487)	(142)	(180)	(217)
- other costs	(149)	(250)	(71)	(78)	(140)
Indirect expenses	(1,061)	(1,180)	(521)	(540)	(587)
Restructuring costs
- direct	(211)	(22)	(195)	(16)	(9)
- indirect	(814)	(169)	(539)	(275)	(143)
Litigation and conduct costs	(873)	(50)	(373)	(500)	(50)

Operating expenses	(3,430)	(2,158)	(1,841)	(1,589)	(1,146)

(Loss)/profit before impairment losses	(2,106)	269	(1,321)	(785)	(70)
Impairment releases/(losses)	31	39	(13)	44	45

Operating (loss)/profit	(2,075)	308	(1,334)	(741)	(25)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	372	523	164	208	221
Currencies	195	247	107	88	111
Credit	242	384	86	156	170
Banking/Other	(69)	(73)	(47)	(22)	(46)
Portfolio (1)	223	269	102	121	136

Total CIB (Go-forward)	963	1,350	412	551	592

CIB Capital Resolution excluding disposal losses	502	1,077	221	281	484
Disposal losses	(141)	-	(113)	(28)	-

CIB Capital Resolution (2)	361	1,077	108	253	484

Total income	1,324	2,427	520	804	1,076

Notes:

(1)	Comprises the UK Portfolio which was transferred to Commercial Banking on 1 May 2015, the Western European Portfolio and UK Transaction services.
(2)	The CIB segment is planning to restructure into Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.

Corporate & Institutional Banking

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	(24.6%)	1.6%	(33.0%)	(17.1%)	(1.5%)
Net interest margin	1.06%	0.88%	1.00%	1.12%	0.90%
Cost:income ratio	259%	89%	354%	198%	107%

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding
reverse repos)	57.9	76.8	(25%)	73.0	(21%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.2)	(50%)

Total loans and advances to customers (excluding
reverse repos)	57.8	76.7	(25%)	72.8	(21%)
Loans and advances to banks (excluding reverse
repos) (2)	13.6	18.5	(26%)	16.9	(20%)
Reverse repos	63.0	68.4	(8%)	61.6	2%
Securities	40.8	48.2	(15%)	57.0	(28%)
Cash and eligible bills	22.4	20.8	8%	23.2	(3%)
Other	13.5	15.8	(15%)	9.6	41%

Total assets	482.4	623.8	(23%)	577.2	(16%)
Funded assets	211.1	248.4	(15%)	241.1	(12%)
Provision coverage (3)	65%	82%	(1,700bp)	105%	(4,000bp)
Customer deposits (excluding repos)	49.2	58.4	(16%)	59.4	(17%)
Bank deposits (excluding repos)	28.7	34.7	(17%)	33.3	(14%)
Repos	61.0	68.3	(11%)	61.1	-
Debt securities in issue	10.5	12.4	(15%)	14.1	(26%)
Loan:deposit ratio (excluding repos)	117%	131%	(1,400bp)	122%	(500bp)

Risk-weighted assets (4)
- Credit risk
- non-counterparty	38.6	49.8	(22%)	51.3	(25%)
- counterparty	22.9	26.1	(12%)	25.1	(9%)
- Market risk	18.1	18.4	(2%)	18.9	(4%)
- Operational risk	8.4	8.5	(1%)	11.8	(29%)

Total risk-weighted assets	88.0	102.8	(14%)	107.1	(18%)

Of which: CIB Capital Resolution (5)

Funded assets	62.3	85.8	(27%)	95.0	(34%)
Risk-weighted assets	45.2	57.8	(22%)	63.8	(29%)

Notes:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).
(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(4)

RWAs on an end-point CRR basis. £88 billion includes £9 billion of RWAs related to businesses that will transfer out of CIB, comprising the Western European Large Corporate portfolio (expected to move to Commercial Banking in H2 2015) and UK Transaction Services (to Commercial Banking in 2016).

(5)	The CIB segment is planning to restructure into Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.

Corporate & Institutional Banking

Key points

Corporate & Institutional Banking (CIB) announced its new business strategy in February 2015 and plans to restructure into CIB Go-forward and CIB Capital Resolution are well advanced.  Reviews of the business are complete and the new management teams are in place, however, the business continues to be managed as a single reportable segment.

The CIB Go-forward business is currently undergoing a multi-year transformation, implementing a simpler operating model to support two main lines of business: debt financing and risk management. The business has completed its client communication programme outlining a commitment to maintaining strong market positions in the UK and Western Europe. Assuming normal seasonal trends, we expect the CIB Go-forward business will generate full year income in the region of £1.3 billion excluding revenues of approximately £400 million relating to the UK and European large corporate business which have been or will be transferred during the second half of 2015 to Commercial Banking, and the UK GTS business which will transfer in 2016. We now expect the steady state RWAs of the CIB Go-forward business to be around £30 billion(1).

Following February’s announcement, CIB Capital Resolution will run down certain parts of the CIB business, removing risk from the balance sheet. CIB Capital Resolution is currently ahead of both its cost reduction and RWA rundown targets. The first half of the year saw substantial progress in the sale of corporate loan portfolios including a substantial proportion of the North American portfolio to Mizuho Bank and the majority of the Australian and United Arab Emirates portfolios. A partnership with BNP Paribas was also announced to offer existing international customers an alternative Global Transaction Services (GTS) provider as the business is refocused.

As part of the restructuring, effective from 1 May 2015, the UK Corporate loan portfolio transferred to Commercial Banking(2) accounting for £2 billion of funded assets and £2.1 billion of RWAs at the date of transfer. Work is also underway to transfer the Go-forward Western European loan portfolio to Commercial Banking, accounting for £4 billion of assets and £5 billion of RWAs at 30 June 2015. The UK GTS will transfer to Commercial Banking in 2016.

H1 2015 compared with H1 2014

●

An operating loss of £2,075 million was reported in H1 2015, compared with an operating profit of £308 million in H1 2014, impacted by litigation and conducts costs of £873 million and a heightened level of restructuring costs totalling £1,025 million following the strategic announcement in February. Operating loss excluding restructuring costs of £1,025 million (H1 2014 - £191 million) and litigation and conduct costs of £873 million (H1 2014 - £50 million) was £177 million, a fall from a profit of £549 million in H1 2014. This reflected lower income partly offset by higher restructuring costs and litigation and conduct costs of £1,898 (H1 2014 - £241 million).

●

Total income decreased by £1,103 million to £1,324 million compared with H1 2014.  This is broadly in line with expectations given CIB’s reduction in scale and scope.  The bulk of the income reduction was in CIB Capital Resolution where: Markets income fell from £683 million in H1 2014 to £116 million in H1 2015 (primarily due to the wind down of US asset-backed products); Portfolio income fell from £184 million in H1 2014 to £165 million in H1 2015; Transaction Services income fell from £292 million in H1 2014 to £230 million in H1 2015; disposal losses of £141 million were incurred in H1 2015 (nil in H1 2014). Within the Go-forward business Rates and Credit were impacted by uncertainty in the Eurozone while Currencies incurred a loss when the Swiss central bank removed unexpectedly the Swiss Franc’s peg to the Euro.

Notes:

(1)	Refer to forward-looking statements on page 3.
(2)

The business transfer from CIB to Commercial Banking was effective from 1 May 2015.  Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Corporate & Institutional Banking

Key points (continued)

H1 2015 compared with H1 2014

●

Operating expenses increased from £2,158 million to £3,430 million in H1 2015 due to a higher level of litigation and conduct costs and restructuring costs The increased restructuring costs of £1,025 million reflect February’s strategic announcement and were driven by the write-down of intangible assets totalling £521 million and provision for staff redundancies, as the business strives to become a smaller, simpler bank. Operating expenses excluding restructuring costs of £1,025 million (H1 2014 - £191 million) and litigation and conduct costs of £873 million (H1 2014 - £50 million) fell by 20% to £1,532 million as headcount continued to be reduced and discretionary expenditure tightly controlled.

●

RWAs fell substantially, from £128 billion at 30 June 2014 to £88 billion at 30 June 2015 reflecting the ongoing drive to reduce both the scale and risk of the business. This was reinforced by the creation of CIB Capital Resolution where an acceleration of disposals means RWAs have fallen by £19 billion since 31 December 2014 and are ahead of plan. CIB is on track to deliver the previously announced target of a £25 billion reduction in 2015.

Q2 2015 compared with Q1 2015

●

Operating loss increased by £593 million to £1,334 million, reflecting lower income and higher restructuring costs, partially offset by lower litigation and conduct costs. Operating loss excluding restructuring costs of £734 million (Q1 2015 - £291 million) and litigation and conduct costs of £373 million (Q1 2015 - £500 million) was £227 million compared with a profit of £50 million in Q1 2015 as the reduction in a operating expenses excluding restructuring costs of £734 million (Q1 2015 - £291 million) and litigation and conduct costs of £373 million (Q1 2015 - £500 million) was more than offset by lower income.

●

Total income fell by £284 million to £520 million. This was driven by the wind down of CIB Capital Resolution where: Markets income fell from £94 million in Q1 2015 to £21 million in Q2 2015; Portfolio income increased from £80 million in Q1 2015 to £85 million in Q2 2015; Transaction Services income fell from £126 million in Q1 2015 to £104 million in Q2 2015; disposal losses increased from £28 million in Q1 2015 to £113 million in Q2 2015. CIB Go-forward income declined by 25% from £551 million to £412 million, driven by uncertainty in European markets, impacting both rates trading and debt capital market issuance.

●

Operating expenses increased by £252 million to £1,841 million as a lower level of litigation and conduct expenses was more than offset by higher restructuring costs. Operating expenses excluding restructuring costs of £734 million (Q1 2015 - £291 million) and litigation and conduct costs of £373 million (Q1 2015 - £500 million) fell by £64 million to £734 million due to ongoing reductions in both headcount and discretionary expenditure.

●	RWAs fell by £15 billion to £88 billion, £13 billion of which was in CIB Capital Resolution driven by reductions in both the loan portfolio and the trading book.

Note:

(1)

The business transfer from CIB to Commercial Banking was effective from 1 May 2015.  Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Corporate & Institutional Banking

Key points (continued)

Q2 2015 compared with Q2 2014

●

Operating loss totalled £1,334 million, compared with £25 million in Q2 2014. This reflected lower income, an increase in restructuring costs to £734 million following the recent strategic announcement and higher litigation and conduct costs of £373 million. Operating loss excluding restructuring  costs and litigation and conduct costs of £1,107 million (Q2 2014 - £202 million) was £227 million, compared with an operating profit of £177 million in Q2 2014.

●

The reduction in total income of £556 million was driven by CIB capital resolution, where: Markets income fell from £282 million in Q2 2014 to £21 million in Q2 2015 (primarily due to the wind down of US asset-backed products); Portfolio income was at £85 million in both periods; Transaction Services income fell from £145 million in Q2 2014 to £104 million in Q2 2015; disposal losses of £113 million were incurred in Q2 2015 (nil in Q2 2014). In CIB Go-forward lower Credit income was driven by the market-wide reduction in EMEA debt capital market issuance compared to the same period last year.

●

Operating expenses increased by £695 million to £1,841 million and included a £582 million increase in restructuring costs and a £323 million increase in litigation and conduct costs. Operating expenses excluding restructuring costs of £734 million (Q2 2014 - £152 million) and litigation and conduct costs of £373 million (Q2 2014 - £50 million) fell by 22% reflecting the ongoing drive to reduce costs and simplify the business.

Note:

(1)

The business transfer from CIB to Commercial Banking was effective from 1 May 2015.  Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £32 million in H1 2015 (H1 2014 - £31 million; Q2 2015 - £19 million; Q1 2015 - £15 million; Q2 2014 - £16 million); operating expenses of £2 million in H1 2015 (H1 2014 - £4 million; Q2 2015 - £1 million; Q1 2015 - £1 million; Q2 2014 - £2 million); net loans and advances to customers of £2.1 billion (31 March 2015 - £2.0 billion; 31 December 2014 - £1.8 billion);  and RWAs of £2.3 billion (31 March 2015 - £2.1 billion; 31 December 2014 - £2.1 billion).

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Central items not allocated	(47)	91	164	(211)	86

Funding and operating costs have been allocated to operating segments based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one segment.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a segment.

Key points

H1 2015 compared with H1 2014

•

Central items not allocated represented a charge of £47 million compared with a credit of £91 million in H1 2014. This includes a loss of £69 million on the disposal of available-for-sale securities in Treasury, compared with a gain of £215 million in the first half of 2014. Partially offsetting this, Treasury funding costs, including volatile items under IFRS, were a gain of £93 million in H1 2015 compared with a charge of £4 million in H1 2014.

Q2 2015 compared with Q1 2015

•

Central items not allocated represented a credit of £164 million compared with a charge of £211 million in Q1 2015. This was principally driven by Treasury funding costs, including volatile items under IFRS, resulting in a £201 million gain against a £108 million charge in Q1 2015.

Q2 2015 compared with Q2 2014

•

Central items not allocated represented a credit of £164 million compared with a credit of £86 million in Q2 2014. Treasury funding costs, including volatile items under IFRS, resulted in a gain of £201 million compared with £46 million in Q2 2014. Partially offsetting this, restructuring charges relating to Williams & Glyn were £126 million in the quarter, £67 million higher than Q2 2014. In addition, losses on the disposal of available-for-sale securities in Treasury were £42 million compared to a gain of £13 million in Q2 2014.

Citizens Financial Group (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,104	987	551	553	499

Net fees and commissions	371	350	191	180	181
Other non-interest income	119	270	55	64	210

Non-interest income	490	620	246	244	391

Total income	1,594	1,607	797	797	890

Direct expenses
- staff costs	(564)	(512)	(275)	(289)	(261)
- other costs	(422)	(501)	(215)	(207)	(252)
Restructuring costs	(33)	(69)	(27)	(6)	(69)

Operating expenses	(1,019)	(1,082)	(517)	(502)	(582)

Profit before impairment losses	575	525	280	295	308
Impairment losses	(89)	(104)	(51)	(38)	(31)

Operating profit	486	421	229	257	277

Average exchange rate - US$/£	1.524	1.669	1.532	1.514	1.683

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	6.8%	6.9%	6.5%	7.2%	9.0%
Net interest margin	2.80%	2.94%	2.78%	2.83%	2.93%
Cost:income ratio	64%	67%	65%	63%	65%

Note:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).

Citizens Financial Group (£ Sterling)

	30 June	31 March		31 December
	2015	2015		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	61.9	64.0	(3%)	60.1	3%
Loan impairment provisions	(0.5)	(0.6)	(17%)	(0.5)	-

Net loans and advances to customers	61.4	63.4	(3%)	59.6	3%

Total assets	87.2	91.8	(5%)	84.9	3%
Funded assets	86.8	91.3	(5%)	84.5	3%
Investment securities	16.0	16.9	(5%)	15.8	1%

Risk elements in lending	1.2	1.4	(14%)	1.3	(8%)

Provision coverage (1)	43%	41%	200bp	40%	300bp
Customer deposits (excluding repos)	63.8	65.8	(3%)	60.6	5%
Bank deposits (excluding repos)	4.5	5.1	(12%)	5.1	(12%)
Loan:deposit ratio (excluding repos)	96%	96%	-	98%	(200bp)
Risk-weighted assets (2)
- Credit risk
- non-counterparty	64.0	66.1	(3%)	62.4	3%
- counterparty	0.9	1.0	(10%)	0.9	-
- Operational risk	4.9	4.9	-	5.1	(4%)

Total risk-weighted assets	69.8	72.0	(3%)	68.4	2%

Spot exchange rate - US$/£	1.572	1.485		1.562

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	RWAs on an end-point CRR basis.

Key points

●	Sterling strengthened against the US Dollar during the first half of 2015, with the spot exchange rate at the 30 June 2015 increasing 1% compared with 31 December 2014.
●	Performance is described in full in the US Dollar based financial statements set out on pages 58 to 61.

don

Citizens Financial Group (US dollar)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,682	1,647	845	837	838

Net fees and commissions	565	584	293	272	305
Other non-interest income	181	452	84	97	353

Non-interest income	746	1,036	377	369	658

Total income	2,428	2,683	1,222	1,206	1,496

Direct expenses
- staff costs	(859)	(855)	(423)	(436)	(439)
- other costs	(643)	(835)	(330)	(313)	(423)
Restructuring costs	(50)	(115)	(40)	(10)	(115)

Operating expenses	(1,552)	(1,805)	(793)	(759)	(977)

Profit before impairment losses	876	878	429	447	519
Impairment losses	(135)	(174)	(77)	(58)	(53)

Operating profit	741	704	352	389	466

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Performance ratios
Return on equity (1)	6.8%	6.9%	6.5%	7.2%	9.0%
Net interest margin	2.80%	2.94%	2.78%	2.83%	2.93%
Cost:income ratio	64%	67%	65%	63%	65%

Note:

(1)	Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average of segmental RWAe).

Citizens Financial Group (US dollar)

	30 June	31 March		31 December
	2015	2015		2014
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	97.3	94.9	3%	93.9	4%
Loan impairment provisions	(0.8)	(0.8)	-	(0.8)	-

Net loans and advances to customers	96.5	94.1	3%	93.1	4%

Total assets	137.0	136.3	1%	132.6	3%
Funded assets	136.4	135.6	1%	132.0	3%
Investment securities	25.1	25.1	-	24.7	2%

Risk elements in lending	1.9	2.0	(5%)	2.1	(10%)

Provision coverage (1)	43%	41%	200bp	40%	300bp
Customer deposits (excluding repos)	100.3	97.7	3%	94.6	6%
Bank deposits (excluding repos)	7.0	7.6	(8%)	8.0	(13%)
Loan:deposit ratio (excluding repos)	96%	96%	-	98%	(200bp)
Risk-weighted assets (2)
- Credit risk
- non-counterparty	100.5	98.1	2%	97.4	3%
- counterparty	1.5	1.5	-	1.4	7%
- Operational risk	7.7	7.3	5%	8.0	(4%)

Total risk-weighted assets	109.7	106.9	3%	106.8	3%

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	RWAs on an end-point CRR basis.

Key points

Sterling and US dollar period on period movements are not necessarily directly comparable due to the impact of exchange rate movements.

H1 2015 compared with H1 2014

•

Operating profit increased £65 million ($37 million), or 15% (5%), to £486 million ($741 million) and was impacted by the weakening of sterling against the US dollar.  The movement reflects the impact of the Illinois sale which was a net gain in Q2 2014 of £170 million ($283 million), offset by lower restructuring costs of £33 million ($50 million) (HY 2014 - £69 million ($115 million), the depreciation and amortisation change(1) and higher income and lower expenses and impairments which contributed a gain of £102 million ($107 million), or 32% (20%).

•

Total income was down £13 million ($255 million), or 1%, (10%), to £1,594 million ($2,428 million), reflecting the gain on the sale of the Illinois franchise in Q2 2014 (£170 million ($283 million)) offset by increased income of £157 million ($28 million), or 11% (1%), despite an estimated £30 million ($50 million) reduction related to the Illinois franchise sale. Net interest income improvement was driven by the benefit of earning asset growth and a reduction in pay-fixed swap costs partially offset by continued pressure from the relatively persistent low rate environment on loan yields and mix, the impact of the Illinois franchise sale and higher borrowing costs related to the issuance of subordinated debt and senior notes.  Non-interest income decline is driven by the impact from the Illinois franchise sale and lower leasing income partially offset by strength in mortgage banking fees.

Note:

(1)

Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation. of H1 - £97 million ($148 million); Q2 2015 - £46 million ($71 million); Q1 2015 - £51 million ($77 million)

Citizens Financial Group (US dollar)

Key points (continued)

H1 2015 compared with H1 2014 (continued)

•

Operating expenses decreased £63 million ($253 million), or 6% (14%), to £1,019 million ($1,552 million) due to lower regulatory costs and the impact of the Illinois franchise sale. Operating expenses, excluding restructuring costs of £33 million (HY 2014 - £69 million)  decreased by £27 million, or 3% to £986 million reflecting the depreciation and amortisation change(1) offset by the weakening of sterling against the US dollar. In a US dollar terms operating expenses excluding restructuring costs of $50 million (HY 2014 - $115 million) were down $188 million, or 11%, to $1,502 million reflecting the depreciation and amortization change(1), lower regulatory costs and the impact of the Illinois franchise sale.

•

Impairment losses decreased £15 million ($39 million), or 14% (22%), to £89 million ($135 million) reflecting continued improvement in asset quality, and a reduction in net charge-offs somewhat offset by loan growth.

•

Average loans and advances were up 18% (8% in US dollar terms) due to commercial loan growth and retail loan growth driven by auto, residential mortgage and student loans partially offset by home equity run-off.

•	Average customer deposits were up 16% (6% in US dollar terms), driven by growth in money market, term deposits and checking accounts with interest.

Q2 2015 compared with Q1 2015

•

Operating profit decreased by £28 million ($37 million), or 11% (10%), to £229 million ($352 million) reflecting, in a US dollar terms, higher expenses and impairments partially offset by higher income.  Operating profit excluding restructuring costs of £27 million ($40 million) (Q1 2015 - £6 million ($10 million)) was down £7 million ($7 million), or 3% (2%), to £256 million ($392 million) with an increase in impairment losses largely offset by revenue growth and expense discipline.

•

Total income remained stable at £797 million reflecting the strengthening of sterling against the US dollar. In a US dollar terms total income increased by $16 million, or 1%, to $1,222 million. Net interest income was down £2 million to £551 million reflecting the strengthening of Sterling against the US dollar and the continued downward impact of the rate environment on earning asset yields, which offset the benefit of loan growth and an additional day in the quarter. In US dollar terms net interest income was up $8 million to $845 million, reflecting the benefit of loan growth and an additional day in the quarter, muted by the continued downward impact of the rate environment on earning asset yields. Non-interest income remained stable at £246 million. In a US dollar terms non-interest income increase of $8 million was driven by improvement across most categories partially offset by a gain on sale of mortgage loans in Q1 2015 of $10 million.

•

Operating expenses increased by £15 million ($34 million), or 3% (4%) to £517 million ($793 million) as the benefit of seasonally lower salary and benefits expense was offset by an increase in restructuring costs of £21 million ($30 million) and the effect of more normalised outside services costs. Operating expenses, excluding restructuring costs of £27 million ($40 million) (Q1 2015 - £6 million ($10 million)), remained stable at £536 million ($822 million)., remained stable as the benefit of seasonally lower salary and benefits expense was offset by the effect of more normalised outside services costs.

•

Impairment losses increased £13 million ($19 million), or 34% (33%), to £51 million ($77 million) reflecting a return to more normalised net charge-off levels from the prior quarter, which benefited from a large commercial real estate loan recovery.

Note:

(1)

Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation. of H1 - £97 million ($148 million); Q2 2015 - £46 million ($71 million); Q1 2015 - £51 million ($77 million)

Citizens Financial Group (US dollar)

Key points (continued)

Q2 2015 compared with Q2 2014

•

Operating profit decreased by £48 million ($114 million), or 17% (24%), to £229 million ($352 million), excluding the impact of restructuring costs of £27 million ($40 million) (Q2 2014 - £69 million ($115 million)), operating profit was up £34 million ($23 million), or 19% (8%), to £210 million ($321 million) reflecting the depreciation and amortisation change(1) offset by the impact of the Illinois franchise sale (£170 million ($283 million)) net gain in Q2 2014.

•

Total income was down £93 million ($274 million), or 10% (18%), to £797 million ($1,222 million). Drivers are consistent with H1 2015 compared with H1 2014.  The impact of the Q2 2014 gain on the sale of the Illinois franchise, £170 million ($283 million) was partially offset by a £77 million ($9 million), or 11% (1%) increase in income to £797 million ($1,222 million) despite an estimated £15 million ($25 million) reduction related to the Illinois franchise sale.

•

Operating expenses were down £65 million ($184 million), or 11% (19%), to £517 million ($793 million) reflecting lower restructuring and regulatory costs. Operating expenses, excluding restructuring costs of £27 million ($40 million) (Q2 2014 - £69 million ($115 million)), were up £23 million, or 4%, to £536 million, reflecting the depreciation and amortisation change(1) offset by the weakening of sterling against the US dollar with the average exchange rate decreasing 9%. In a US dollar terms operating expenses were down $38 million, or 4%, to $824 million reflecting the decrease related to the impact of the Illinois franchise sale and lower regulatory costs.

•

Impairment losses increased £20 million ($24 million), or 65% (45%), to £51 million ($77 million) as the benefit of underlying improvement in credit quality was more than offset by increases related to overall loan growth.

Note:

(1)

Starting Q1 2015, as it is a disposal group, CFG will no longer charge depreciation and amortisation. of H1 - £97 million ($148 million); Q2 2015 - £46 million ($71 million); Q1 2015 - £51 million ($77 million)

RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Income statement
Net interest income	(20)	11	(12)	(8)	16
Funding costs of rental assets	(5)	(12)	(2)	(3)	(9)

Net interest income	(25)	(1)	(14)	(11)	7

Net fees and commissions	8	31	6	2	17
Income from trading activities (1)	48	(53)	40	8	(69)
Other operating income (1)	134	131	13	121	80

Non-interest income	190	109	59	131	28

Total income	165	108	45	120	35

Direct expenses
- staff costs	(56)	(89)	(31)	(25)	(51)
- other costs	(13)	(32)	(7)	(6)	(14)
Indirect expenses	(32)	(55)	(15)	(17)	(32)

Operating expenses	(101)	(176)	(53)	(48)	(97)

Profit/(loss) before impairment losses	64	(68)	(8)	72	(62)
Impairment releases (1)	293	20	184	109	128

Operating profit/(loss)	357	(48)	176	181	66

Total income
Ulster Bank	(32)	1	(15)	(17)	14
Real Estate Finance	60	96	35	25	13
Corporate	75	(14)	(16)	91	(12)
Markets	62	25	41	21	20

Total income	165	108	45	120	35
	`	`	`	`	`
Impairment (releases)/losses
Ulster Bank	(172)	(15)	(33)	(139)	(67)
Real Estate Finance	(72)	(34)	(44)	(28)	(123)
Corporate	(107)	39	(117)	10	73
Markets	58	(10)	10	48	(11)

Total impairment releases	(293)	(20)	(184)	(109)	(128)

Loan impairment charge as % of gross loans
and advances (2)
Ulster Bank	(7.3%)	(0.2%)	(2.8%)	(8.6%)	(1.9%)
Real Estate Finance	(5.5%)	(0.9%)	(6.8%)	(3.2%)	(6.6%)
Corporate	(6.9%)	1.0%	(15.1%)	0.9%	3.7%
Markets	(1.3%)	(2.0%)	(0.7%)	(2.0%)	(3.6%)

Total	(6.5%)	(0.1%)	(7.1%)	(4.2%)	(1.7%)

Notes:

(1)

Asset disposals contributed £283 million in H1 2015 and £164 million in Q2 2015 (H1 2014 - £281 million; Q1 2015 - £119 million; Q2 2014 - £225 million) to RCR’s operating profit: impairment provision releases of £231 million in H1 2015 and £167 million in Q2 2015 (H1 2014 - £321 million; Q1 2015 - £64 million; Q2 2014 - £257 million); loss in income from trading activities of £25 million in H1 2015 and £6 million in Q2 2015 (H1 2014 - £1 million gain; Q1 2015 - £19 million loss; Q2 2014 - £6 million gain) and gain in other operating income of £77 million in H1 2015 and £3 million in Q2 2015 (H1 2014 - £41 million loss; Q1 2015 - £74 million gain; Q2 2014 - £38 million loss).

(2)	Includes disposal groups.

RBS Capital Resolution

	30 June	31 March	31 December
	2015	2015	2014
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	11.0	15.1	21.9
Loan impairment provisions	(5.1)	(7.1)	(10.9)

Net loans and advances to customers	5.9	8.0	11.0

Debt securities	0.6	0.8	1.0
Total assets	16.5	22.8	29.0
Funded assets	8.4	11.1	14.9

Risk elements in lending (1)	7.4	10.2	15.4
Provision coverage (2)	69%	70%	71%
Risk-weighted assets
- Credit risk
- non-counterparty	7.8	9.7	13.6
- counterparty	3.0	3.8	4.0
- Market risk	4.0	4.1	4.4
- Operational risk	(0.4)	(0.4)	-

Total risk-weighted assets	14.4	17.2	22.0

Total RWA equivalent (3)	17.9	21.7	27.3

Gross loans and advances to customers (1)
Ulster Bank	4.7	6.5	11.0
Real Estate Finance	2.6	3.5	4.1
Corporate	3.1	4.5	6.2
Markets	0.6	0.6	0.6

	11.0	15.1	21.9

Funded assets - Ulster Bank
Commercial real estate - investment	0.6	0.7	1.2
Commercial real estate - development	0.2	0.4	0.7
Other corporate	0.2	0.4	0.7

	1.0	1.5	2.6

Funded assets - Real Estate Finance (4)
UK	1.7	2.3	2.5
Germany	0.2	0.3	0.4
Spain	0.3	0.5	0.5
Other	0.3	0.4	0.8

	2.5	3.5	4.2

Funded assets - Corporate
Structured finance	0.6	0.9	1.7
Shipping	1.1	1.5	1.8
Other	1.5	1.8	2.3

	3.2	4.2	5.8

Funded assets - Markets
Securitised products	1.3	1.5	1.8
Emerging markets	0.4	0.4	0.5

	1.7	1.9	2.3

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

RBS Capital Resolution

Funded assets
	Beginning					End of
	of period	Repayments	Disposals (1)	Impairments	Other	period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.6	-	(1.6)	0.2	(0.2)	1.0
Real Estate Finance	4.2	(0.4)	(1.2)	-	(0.1)	2.5
Corporate	5.8	(1.0)	(1.8)	0.1	0.1	3.2
Markets	2.3	(0.2)	(0.3)	-	(0.1)	1.7

Total	14.9	(1.6)	(4.9)	0.3	(0.3)	8.4

Quarter ended 30 June 2015

Ulster Bank	1.5	-	(0.5)	0.1	(0.1)	1.0
Real Estate Finance	3.5	(0.3)	(0.7)	-	-	2.5
Corporate	4.2	(0.4)	(0.6)	0.1	(0.1)	3.2
Markets	1.9	(0.1)	-	-	(0.1)	1.7

Total	11.1	(0.8)	(1.8)	0.2	(0.3)	8.4

Life to date

Ulster Bank	4.8	(0.2)	(4.4)	1.3	(0.5)	1.0
Real Estate Finance	9.5	(2.7)	(4.1)	0.1	(0.3)	2.5
Corporate	9.8	(3.3)	(3.7)	0.1	0.3	3.2
Markets	4.8	(1.3)	(1.8)	-	-	1.7

Total	28.9	(7.5)	(14.0)	1.5	(0.5)	8.4

Risk-weighted assets
	Beginning			Risk		Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)	Impairments		period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	1.3	-	(0.5)	(0.3)	-	-	0.5
Real Estate Finance	4.7	(0.5)	(0.8)	(0.8)	-	(0.2)	2.4
Corporate	7.2	(0.6)	(1.7)	(0.8)	-	0.1	4.2
Markets	8.8	(0.6)	(0.5)	(0.1)	-	(0.3)	7.3

Total	22.0	(1.7)	(3.5)	(2.0)	-	(0.4)	14.4

Quarter ended 30 June 2015

Ulster Bank	0.7	-	(0.1)	(0.1)	-	-	0.5
Real Estate Finance	3.7	(0.4)	(0.3)	(0.5)	-	(0.1)	2.4
Corporate	4.9	(0.3)	(0.4)	0.1	-	(0.1)	4.2
Markets	7.9	(0.4)	(0.1)	(0.1)	-	-	7.3

Total	17.2	(1.1)	(0.9)	(0.6)	-	(0.2)	14.4

Life to date

Ulster Bank	3.3	(0.5)	(1.0)	(1.2)	-	(0.1)	0.5
Real Estate Finance	13.5	(2.7)	(2.2)	(6.0)	-	(0.2)	2.4
Corporate	16.4	(2.8)	(4.7)	(4.9)	(0.4)	0.6	4.2
Markets	13.5	(3.3)	(3.2)	0.1	-	0.2	7.3

Total	46.7	(9.3)	(11.1)	(12.0)	(0.4)	0.5	14.4

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Half year ended 30 June 2015	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	258	(1)	(156)	(14)	85	(27)	145
Real Estate Finance	111	(27)	(86)	96	1	(24)	71
Corporate	112	(47)	(43)	87	(4)	(9)	96
Markets	53	(8)	(5)	(4)	-	(3)	33

Total	534	(83)	(290)	165	82	(63)	345

Quarter ended 30 June 2015

Ulster Bank	236	(1)	(49)	(27)	-	(14)	145
Real Estate Finance	158	(7)	(87)	20	(7)	(6)	71
Corporate	15	9	24	46	15	(13)	96
Markets	37	(5)	-	1	-	-	33

Total	446	(4)	(112)	40	8	(33)	345

Life to date

Ulster Bank	559	(31)	(382)	(130)	166	(37)	145
Real Estate Finance	505	(423)	(769)	717	79	(38)	71
Corporate	477	(239)	(156)	104	(106)	16	96
Markets	291	(23)	(85)	(143)	1	(8)	33

Total	1,832	(716)	(1,392)	548	140	(67)	345

RWA equivalent (4)
	Beginning			Risk	Impairments	Other (3)	End of
	of period	Repayments	Disposals (1)	parameters (2)			period
Half year ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.9	-	(2.0)	(0.4)	0.8	(0.3)	2.0
Real Estate Finance	5.8	(0.8)	(1.6)	0.2	(0.1)	(0.4)	3.1
Corporate	8.3	(1.0)	(2.2)	0.1	(0.1)	0.1	5.2
Markets	9.3	(0.8)	(0.5)	(0.1)	-	(0.3)	7.6

Total	27.3	(2.6)	(6.3)	(0.2)	0.6	(0.9)	17.9

Quarter ended 30 June 2015

Ulster Bank	3.1	-	(0.6)	(0.4)	-	(0.1)	2.0
Real Estate Finance	5.3	(0.5)	(1.2)	(0.3)	(0.1)	(0.1)	3.1
Corporate	5.0	(0.1)	(0.2)	0.6	0.1	(0.2)	5.2
Markets	8.3	(0.5)	(0.1)	(0.1)	-	-	7.6

Total	21.7	(1.1)	(2.1)	(0.2)	-	(0.4)	17.9

Life to date

Ulster Bank	8.9	(0.8)	(4.7)	(2.5)	1.5	(0.4)	2.0
Real Estate Finance	18.6	(7.0)	(9.8)	1.1	0.6	(0.4)	3.1
Corporate	21.1	(5.0)	(6.2)	(3.9)	(1.5)	0.7	5.2
Markets	16.4	(3.6)	(4.0)	(1.2)	-	-	7.6

Total	65.0	(16.4)	(24.7)	(6.5)	0.6	(0.1)	17.9

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
30 June 2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	3.4	2.7	1.4	79	52	41	(114)	1,302
- development	2.7	2.6	2.3	96	88	85	(25)	2,573
Asset finance	1.2	0.4	0.2	33	50	17	7	226
Other corporate	3.7	1.7	1.2	46	71	32	(161)	871

Total	11.0	7.4	5.1	67	69	46	(293)	4,972

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	1.3	1.3	0.9	100	69	69	1	990
- development	2.4	2.4	2.2	100	92	92	(79)	2,511
Other corporate	1.0	0.9	0.8	90	89	80	(94)	605

Total Ulster Bank	4.7	4.6	3.9	98	85	83	(172)	4,106

Commercial Banking
Commercial real estate
- investment	0.9	0.5	0.1	56	20	11	(20)	118
- development	0.2	0.1	0.1	50	100	50	(8)	52
Other corporate	0.5	0.3	0.1	60	33	20	(44)	118

Total Commercial Banking	1.6	0.9	0.3	56	33	19	(72)	288

CIB
Commercial real estate
- investment	1.2	0.9	0.4	75	44	33	(95)	194
- development	0.1	0.1	-	100	-	-	62	10
Asset finance	1.2	0.4	0.2	33	50	17	7	226
Other corporate	2.2	0.5	0.3	23	60	14	(23)	148

Total CIB	4.7	1.9	0.9	40	47	19	(49)	578

Total	11.0	7.4	5.1	67	69	46	(293)	4,972

Of which:
UK	5.6	3.2	1.7	57	53	30	(57)	2,326
Europe	5.1	4.1	3.3	80	80	65	(270)	2,622
US	0.2	-	-	-	-	-	44	1
RoW	0.1	0.1	0.1	100	100	100	(10)	23

Customers	11.0	7.4	5.1	67	69	46	(293)	4,972
Banks	0.6	-	-	-	-	-	-	9

Total	11.6	7.4	5.1	64	69	44	(293)	4,981

For the notes to this table refer to the following page.

RBS Capital Resolution

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
31 December 2014 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	6.2	4.9	2.8	79	57	45	(553)	1,911
- development	6.4	6.2	5.3	97	85	83	(611)	560
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	7.0	3.4	2.4	49	71	34	(169)	1,032

	21.9	15.4	10.9	70	71	50	(1,296)	3,583

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	3.0	2.9	2.0	97	69	67	(450)	445
- development	5.8	5.8	5.1	100	88	88	(608)	425
Other corporate	2.2	2.0	1.5	91	75	68	(48)	256

Total Ulster Bank	11.0	10.7	8.6	97	80	78	(1,106)	1,126

Commercial Banking
Commercial real estate
- investment	1.2	0.7	0.2	58	29	17	(5)	228
- development	0.4	0.3	0.1	75	33	25	(11)	104
Other corporate	1.0	0.5	0.3	50	60	30	-	192

Total Commercial Banking	2.6	1.5	0.6	58	40	23	(16)	524

CIB
Commercial real estate
- investment	2.0	1.3	0.6	65	46	30	(98)	1,238
- development	0.2	0.1	0.1	50	100	50	8	31
Asset finance	2.3	0.9	0.4	39	44	17	37	80
Other corporate	3.8	0.9	0.6	24	67	16	(121)	584

Total CIB	8.3	3.2	1.7	39	53	20	(174)	1,933

Total	21.9	15.4	10.9	70	71	50	(1,296)	3,583

Of which:
UK	10.0	6.2	4.1	62	66	41	(402)	2,266
Europe	10.9	8.9	6.6	82	74	61	(875)	1,267
US	0.3	0.1	-	33	-	-	(19)	26
RoW	0.7	0.2	0.2	29	100	29	-	24

Customers	21.9	15.4	10.9	70	71	50	(1,296)	3,583
Banks	0.5	-	-	-	-	-	(10)	8

Total	22.4	15.4	10.9	69	71	49	(1,306)	3,591

Notes:

(1)	Includes disposal groups.
(2)
Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Key points

●

RCR total assets excluding derivatives have fallen by 78% since the initial pool of assets was identified. The commitment is to reduce funded assets by 85% by the end of 2015, a year earlier than planned.

●

RCR total assets fell to £17 billion, a reduction of £13 billion, or 43%, since the start of the year. RCR total assets excluding derivatives of £8 billion fell to £8 billion, a reduction of £7 billion, or 44%, since the beginning of the year. The reduction was mainly achieved through disposals and repayments. Disposal activity continues across the portfolio, with 342 deals completed during H1 2015 at an average price of 106% of book value.

●

Since the start of the year RWA equivalent has fallen by £9 billion to £18 billion reflecting the combination of disposals and repayments offset by the impact of further impairment releases and write-offs.

●

Operating profit for H1 2015 was £357 million, driven by impairment releases of £293 million reflective of an improvement in underlying collateral values, proactive debt management and favourable economic conditions.

●	The net effect of the operating profit of £357 million and RWA equivalent reduction of £9 billion (1) was CET1 accretion of £1.3 billion.

Q2 2015 compared with Q1 2015

•

RCR total assets have been reduced by £6 billion, or 28%, since Q1 2015. RCR total assets excluding derivatives of £8 billion have been reduced by £3 billion, or 24% to £8 billion from Q1 2015, driven by disposals and repayments.

•	RWA equivalent decreased by £4 billion, or 18%, since Q1 2015.

Q2 2015 compared with Q2 2014

•	RCR total assets have been reduced by £18 billion, or 52%, since Q2 2014. RCR total assets excluding derivatives of £8 billion have been reduced by £13 billion, or 60%, from Q2 2014.

•	RWA equivalent decreased by £26 billion, or 59%, from Q2 2014. This primarily reflects our active disposal and repayment programme.

Note:

(1)	Capital equivalent: £0.9 billion at an internal CET1 ratio of 10%.

Condensed consolidated income statement for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Interest receivable	6,107	6,544	3,031	3,076	3,279
Interest payable	(1,689)	(2,038)	(816)	(873)	(980)

Net interest income	4,418	4,506	2,215	2,203	2,299

Fees and commissions receivable	1,958	2,243	969	989	1,126
Fees and commissions payable	(363)	(475)	(186)	(177)	(244)
Income from trading activities	875	1,450	545	330	528
Gain on redemption of own debt	-	20	-	-	-
Other operating income	368	805	194	174	154

Non-interest income	2,838	4,043	1,522	1,316	1,564

Total income	7,256	8,549	3,737	3,519	3,863

Staff costs	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)
Premises and equipment	(745)	(1,126)	(326)	(419)	(546)
Other administrative expenses	(2,366)	(1,357)	(1,027)	(1,339)	(780)
Depreciation and amortisation	(712)	(466)	(200)	(512)	(237)
Write down of goodwill and other intangible assets	(606)	(212)	(606)	-	(130)

Operating expenses	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

(Loss)/profit before impairment losses	(28)	2,391	48	(76)	612
Impairment releases/(losses)	321	(165)	192	129	124

Operating profit before tax	293	2,226	240	53	736
Tax charge	(293)	(592)	(100)	(193)	(278)

Profit/(loss) from continuing operations	-	1,634	140	(140)	458

Profit/(loss) from discontinued operations, net of tax
- Citizens	354	285	674	(320)	181
- Other	4	35	-	4	26

Profit/(loss) from discontinued operations,
net of tax	358	320	674	(316)	207

Profit/(loss) for the period	358	1,954	814	(456)	665
Non-controlling interests	(344)	(42)	(428)	84	(23)
Preference shares	(143)	(140)	(73)	(70)	(75)
Other dividends	(24)	(27)	(20)	(4)	(17)
Dividend access share	-	(320)	-	-	(320)

(Loss)/profit attributable to ordinary and
B shareholders	(153)	1,425	293	(446)	230

(Loss)/earnings per ordinary and equivalent
B share (EPS) (1)
Basic EPS from continuing and discontinued operations	(1.3p)	12.6p	2.5p	(3.9p)	2.0p
Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p

Note:

(1)	Diluted EPS for continuing and discontinued operations for the half year ended 30 June 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Profit/(loss) for the period	358	1,954	814	(456)	665

Items that do qualify for reclassification
Available-for-sale financial assets	(45)	529	(247)	202	265
Cash flow hedges	(710)	248	(834)	124	(47)
Currency translation	(573)	(733)	(584)	11	(598)
Tax	144	(160)	246	(102)	(72)

Other comprehensive (loss)/income after tax	(1,184)	(116)	(1,419)	235	(452)

Total comprehensive (loss)/income for the period	(826)	1,838	(605)	(221)	213

Total comprehensive (loss)/income is
attributable to:
Non-controlling interests	299	30	252	47	6
Preference shareholders	143	140	73	70	75
Paid-in equity holders	24	27	20	4	17
Dividend access share	-	320	-	-	320
Ordinary and B shareholders	(1,292)	1,321	(950)	(342)	(205)

	(826)	1,838	(605)	(221)	213

Key points

●

The movement in available-for-sale financial assets during the quarter reflects unrealised losses on available-for-sale euro and US dollar securities, partially offset by realised gains on available-for-sale equity shares. During the half year, these unrealised losses are largely offset by realised losses on available-for-sale bonds.

●	Cash flow hedging losses for both the quarter and half year predominantly result from increases in the sterling swap rate across the maturity profile of the portfolio.

●

Currency translation losses for the quarter are due to the strengthening of sterling against both the euro and the US dollar. Losses for the half year are predominantly due to the strengthening of sterling against the euro.

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Assets
Cash and balances at central banks	81,900	75,521	74,872
Net loans and advances to banks	20,714	25,002	23,027
Reverse repurchase agreements and stock borrowing	20,807	16,071	20,708
Loans and advances to banks	41,521	41,073	43,735
Net loans and advances to customers	314,993	333,173	334,251
Reverse repurchase agreements and stock borrowing	46,799	53,329	43,987
Loans and advances to customers	361,792	386,502	378,238
Debt securities	77,187	79,232	86,649
Equity shares	3,363	6,325	5,635
Settlement balances	9,630	11,341	4,667
Derivatives	281,857	390,565	353,590
Intangible assets	7,198	7,619	7,781
Property, plant and equipment	4,874	5,336	6,167
Deferred tax	1,479	1,430	1,540
Prepayments, accrued income and other assets	4,829	5,995	5,878
Assets of disposal groups	89,071	93,673	82,011

Total assets	964,701	1,104,612	1,050,763

Liabilities
Bank deposits	30,978	37,235	35,806
Repurchase agreements and stock lending	21,612	27,997	24,859
Deposits by banks	52,590	65,232	60,665
Customer deposits	342,023	349,289	354,288
Repurchase agreements and stock lending	44,750	41,386	37,351
Customer accounts	386,773	390,675	391,639
Debt securities in issue	41,819	45,855	50,280
Settlement balances	7,335	11,083	4,503
Short positions	24,561	19,716	23,029
Derivatives	273,589	386,056	349,805
Accruals, deferred income and other liabilities	13,962	14,242	13,346
Retirement benefit liabilities	1,869	1,843	2,579
Deferred tax	363	381	500
Subordinated liabilities	19,683	22,004	22,905
Liabilities of disposal groups	80,388	85,244	71,320

Total liabilities	902,932	1,042,331	990,571

Equity
Non-controlling interests	5,705	5,473	2,946
Owners’ equity*
Called up share capital	6,981	6,925	6,877
Reserves	49,083	49,883	50,369

Total equity	61,769	62,281	60,192

Total liabilities and equity	964,701	1,104,612	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,117	51,861	52,149
Other equity owners	4,947	4,947	5,097

	56,064	56,808	57,246

Average balance sheet

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2015	2014	2015	2015
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	2.96	3.00	2.91	3.00
Cost of interest-bearing liabilities of banking business	(1.21)	(1.32)	(1.17)	(1.25)

Interest spread of banking business	1.75	1.68	1.74	1.75
Benefit from interest-free funds	0.39	0.39	0.39	0.40

Net interest margin of banking business	2.14	2.07	2.13	2.15

Average interest rates
Base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.57	0.53	0.57	0.56
- Eurodollar	0.27	0.23	0.28	0.26
- Euro	0.02	0.30	(0.01)	0.05

	Half year ended			Half year ended
	30 June 2015			30 June 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	75,199	197	0.53	67,677	192	0.57
Loans and advances to customers	304,857	5,771	3.82	329,933	6,144	3.76
Debt securities	36,151	139	0.78	41,640	208	1.01

Interest-earning assets
- banking business (1)	416,207	6,107	2.96	439,250	6,544	3.00
- trading business (2)	151,588			176,200

Non-interest earning assets	492,918			419,347

Total assets	1,060,713			1,034,797

Liabilities
Deposits by banks	6,806	25	0.74	10,233	55	1.08
Customer accounts	239,640	758	0.64	261,472	939	0.72
Debt securities in issue	30,294	412	2.74	38,107	556	2.94
Subordinated liabilities	20,023	442	4.45	22,696	431	3.83
Internal funding of trading business	(15,505)	52	(0.68)	(20,254)	57	(0.57)

Interest-bearing liabilities
- banking business	281,258	1,689	1.21	312,254	2,038	1.32
- trading business (2)	159,632			185,308

Non-interest-bearing liabilities
- demand deposits	80,207			65,830
- other liabilities	478,044			411,255
Owners’ equity (3)	61,572			60,150

Total liabilities and owners’ equity	1,060,713			1,034,797

Notes:

(1)

Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. Such loans are included in average loans and advances to banks and average loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £51,174 million (H1 2014 - £53,931 million).

Average balance sheet

	Quarter ended			Quarter ended
	30 June 2015			31 March 2015
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	81,256	92	0.45	69,106	105	0.62
Loans and advances to customers	299,173	2,869	3.85	310,527	2,902	3.79
Debt securities	36,706	70	0.76	35,946	69	0.78

Interest-earning assets
- banking business (1)	417,135	3,031	2.91	415,579	3,076	3.00
- trading business (2)	149,008			154,196

Non-interest earning assets	446,869			539,169

Total assets	1,013,012			1,108,944

Liabilities
Deposits by banks	6,442	12	0.75	7,337	13	0.72
Customer accounts	240,321	368	0.61	239,980	390	0.66
Debt securities in issue	29,591	201	2.72	31,041	211	2.76
Subordinated liabilities	19,191	216	4.51	20,752	226	4.42
Internal funding of trading business	(14,836)	19	(0.51)	(16,182)	33	(0.83)

Interest-bearing liabilities
- banking business	280,709	816	1.17	282,928	873	1.25
- trading business (2)	157,425			161,864

Non-interest-bearing liabilities
- demand deposits	81,057			79,728
- other liabilities	431,953			523,152
Owners’ equity (3)	61,868			61,272

Total liabilities and owners’ equity	1,013,012			1,108,944

Notes:

(1)

Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. Such loans are included in average loans and advances to banks and average loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £50,567 million (Q1 2015 - £51,675 million).

Condensed consolidated statement of changes in equity for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,714	6,925	6,877	6,752
Ordinary shares issued	104	97	56	48	59

At end of period	6,981	6,811	6,981	6,925	6,811

Paid-in equity
At beginning of period	784	979	634	784	979
Reclassification (1)	(150)	-	-	(150)	-

At end of period	634	979	634	634	979

Share premium account
At beginning of period	25,052	24,667	25,164	25,052	24,760
Ordinary shares issued	254	218	142	112	125

At end of period	25,306	24,885	25,306	25,164	24,885

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	299	(308)	371	299	(62)
Unrealised (losses)/gains	(114)	844	(153)	39	411
Realised losses/(gains)	63	(366)	(43)	106	(148)
Tax	39	(68)	65	(26)	(63)
Recycled to profit or loss on disposal of businesses (2)	-	36	-	-	-
Transfer to retained earnings	(43)	-	4	(47)	-

At end of period	244	138	244	371	138

Cash flow hedging reserve
At beginning of period	1,029	(84)	1,109	1,029	141
Amount recognised in equity	(26)	968	(524)	498	315
Amount transferred from equity to earnings	(705)	(720)	(319)	(386)	(362)
Tax	128	(70)	169	(41)	-
Transfer to retained earnings	9	-	-	9	-

At end of period	435	94	435	1,109	94

Foreign exchange reserve
At beginning of period	3,483	3,691	2,779	3,483	3,551
Retranslation of net assets	(548)	(872)	(1,042)	494	(702)
Foreign currency gains/(losses) on hedges of net assets	38	155	604	(566)	123
Tax	(14)	(11)	-	(14)	(9)
Transfer to retained earnings	(642)	-	(24)	(618)	-

At end of period	2,317	2,963	2,317	2,779	2,963

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Notes:

(1)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust IV in January 2015.
(2)	Net of tax of £11 million in H1 2014.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

Condensed consolidated statement of changes in equity for the period ended 30 June 2015

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	(2,518)	867	(2,416)	(2,518)	1,986
(Loss)/profit attributable to ordinary and
B shareholders and other equity owners
- continuing operations	(50)	1,610	111	(161)	446
- discontinued operations	64	302	275	(211)	196
Equity preference dividends paid	(143)	(140)	(73)	(70)	(75)
Paid-in equity dividends paid, net of tax	(24)	(27)	(20)	(4)	(17)
Dividend access share dividend	-	(320)	-	-	(320)
Transfer from available-for-sale reserve	43	-	(4)	47	-
Transfer from cash flow hedging reserve	(9)	-	-	(9)	-
Transfer from foreign exchange reserve	642	-	24	618	-
Costs of placing Citizens Financial Group equity	(29)	-	-	(29)	-
Shares issued under employee share schemes	(57)	(41)	(1)	(56)	(5)
Share-based payments
- gross	10	8	6	4	47
- tax	-	(1)	-	-	-
Reclassification of paid-in equity	(27)	-	-	(27)	-

At end of period	(2,098)	2,258	(2,098)	(2,416)	2,258

Own shares held
At beginning of period	(113)	(137)	(111)	(113)	(136)
Disposal of own shares	5	1	3	2	-

At end of period	(108)	(136)	(108)	(111)	(136)

Owners’ equity at end of period	56,064	60,345	56,064	56,808	60,345

Non-controlling interests
At beginning of period	2,946	473	5,473	2,946	612
Currency translation adjustments and other movements	(63)	(16)	(146)	83	(19)
Profit/(loss) attributable to non-controlling interests
- continuing operations	50	24	29	21	12
- discontinued operations	294	18	399	(105)	11
Dividends paid	(31)	-	(20)	(11)	-
Movements in available-for-sale securities
- unrealised gains/(losses)	12	(2)	(45)	57	(1)
- realised (gains)/losses	(6)	6	(6)	-	3
- tax	(5)	-	16	(21)	-
Movements in cash flow hedging reserve
- amount recognised in equity	21	-	9	12	-
- tax	(4)	-	(4)	-	-
Equity raised (3)	2,491	115	-	2,491	-

At end of period	5,705	618	5,705	5,473	618

Total equity at end of period	61,769	60,963	61,769	62,281	60,963

Total equity is attributable to:
Non-controlling interests	5,705	618	5,705	5,473	618
Preference shareholders	4,313	4,313	4,313	4,313	4,313
Paid-in equity holders	634	979	634	634	979
Ordinary and B shareholders	51,117	55,053	51,117	51,861	55,053

	61,769	60,963	61,769	62,281	60,963

For the notes to this table refer to page 74.

Condensed consolidated cash flow statement for the period ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	£m	£m

Operating activities
Operating profit before tax on continuing operations	293	2,226
Operating profit before tax on discontinued operations	542	466
Adjustments for non-cash items	(3,690)	(897)

Net cash (outflow)/inflow from trading activities	(2,855)	1,795
Changes in operating assets and liabilities	12,312	(7,634)

Net cash flows from operating activities before tax	9,457	(5,839)
Income taxes (paid)/received	(201)	41

Net cash flows from operating activities	9,256	(5,798)

Net cash flows from investing activities	(1,461)	(641)

Net cash flows from financing activities	(426)	921

Effects of exchange rate changes on cash and cash equivalents	(1,885)	(2,391)

Net increase/(decrease) in cash and cash equivalents	5,484	(7,909)
Cash and cash equivalents at beginning of period	107,904	121,177

Cash and cash equivalents at end of period	113,388	113,268

Notes

1. Basis of preparation

The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2014 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

The condensed consolidated financial statements have been prepared in compliance with the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010.

Going concern

RBS’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 5 to 125. Its objectives and policies in managing the financial risks to which it is exposed and its regulatory capital resources, liquidity and funding management are discussed in the Capital and risk management appendix. A summary of the risk factors which could materially affect RBS’s future results are described on pages 126 to129.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2015 have been prepared on a going concern basis.

Restatements

Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation; comparatives for the periods ended 30 June 2014 have been re-presented.

2. Citizens Financial Group

In March 2015, RBS sold 155.25 million shares in CFG (28.4% of CFG’s common stock) for proceeds of £2.5 billion. Transaction costs of £29 million were taken to owners’ equity. In April 2015, CFG purchased 10.5 million of its shares from RBS; RBS’s shareholding at 30 June 2015 was 40.8%.

As required by IFRS 10 ‘Consolidated Financial Statements’, RBS consolidates CFG despite holding a minority of voting rights. Given the significance of its voting interest and the dispersion of other shareholdings, RBS is deemed under IFRS 10 to have ‘de facto’ control.

CFG is classified as a disposal group and measured at the lower of carrying value and fair value less costs to sell. At 30 June 2015, the carrying value of CFG was £8.4 billion.

Notes

3. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 349 to 357 of the 2014 Annual Report on Form 20-F. Amendments to IFRSs effective for 2015 have not had a material effect on the results for the half year ended 30 June 2015.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 357 to 359 of the Group’s 2014 Annual Report on Form 20-F.

Notes

4. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Loans and advances to customers	5,771	6,144	2,869	2,902	3,081
Loans and advances to banks	197	192	92	105	97
Debt securities	139	208	70	69	101

Interest receivable	6,107	6,544	3,031	3,076	3,279

Customer accounts	758	939	368	390	449
Deposits by banks	25	58	12	13	23
Debt securities in issue	412	556	201	211	269
Subordinated liabilities	442	428	216	226	218
Internal funding of trading businesses	52	57	19	33	21

Interest payable	1,689	2,038	816	873	980

Net interest income	4,418	4,506	2,215	2,203	2,299

Fees and commissions receivable
- payment services	469	504	238	231	254
- credit and debit card fees	355	414	174	181	201
- lending (credit facilities)	559	650	290	269	339
- brokerage	161	166	71	90	81
- investment management	162	198	80	82	96
- trade finance	126	125	62	64	65
- other	126	186	54	72	90

Fees and commissions receivable	1,958	2,243	969	989	1,126
Fees and commissions payable	(363)	(475)	(186)	(177)	(244)

Net fees and commissions	1,595	1,768	783	812	882

Foreign exchange	378	810	163	215	347
Interest rate	81	435	23	58	284
Credit	220	76	200	20	(71)
Own credit adjustments	210	11	115	95	(84)
Other	(14)	118	44	(58)	52

Income from trading activities (1)	875	1,450	545	330	528

Gain on redemption of own debt	-	20	-	-	-

Operating lease and other rental income	143	178	71	72	87
Own credit adjustments	78	(62)	53	25	(106)
Changes in the fair value of FVTPL financial assets
and liabilities and related derivatives (2)	215	29	135	80	9
Changes in fair value of investment properties	(30)	(43)	(26)	(4)	(31)
Profit on sale of:
- securities	(11)	328	18	(29)	132
- property, plant and equipment	47	40	34	13	16
- subsidiaries, networks and associates	(48)	193	14	(62)	1
Dividend income	50	19	8	42	11
Share of profits less losses of associated undertakings	73	55	39	34	28
Other income	(149)	68	(152)	3	7

Other operating income	368	805	194	174	154

Total non-interest income	2,838	4,043	1,522	1,316	1,564

Total income	7,256	8,549	3,737	3,519	3,863

Notes:

(1)

The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income, dividends and the related hedging and funding costs in the trading book. Other includes equities & commodities. Comparative figures have been restated.

(2)	Fair value through profit and loss.

Notes

4. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m
Staff costs	(2,855)	(2,997)	(1,530)	(1,325)	(1,558)
Premises and equipment	(745)	(1,126)	(326)	(419)	(546)
Other (1)	(2,366)	(1,357)	(1,027)	(1,339)	(780)

Administrative expenses	(5,966)	(5,480)	(2,883)	(3,083)	(2,884)
Depreciation and amortisation	(712)	(466)	(200)	(512)	(237)
Write down of goodwill	-	(130)	-	-	(130)
Write down of other intangible assets	(606)	(82)	(606)	-	-

Operating expenses	(7,284)	(6,158)	(3,689)	(3,595)	(3,251)

Loan impairment releases/(losses)	431	(169)	203	228	113
Securities	(110)	4	(11)	(99)	11

Impairment releases/(losses)	321	(165)	192	129	124

Note:

(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 5 for further details.

5. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress	litigation	provisions	Litigation	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other
movements	-	-	2	-	3	86	7	98
Charge to income statement (2)	100	-	257	334	-	176	76	943
Releases to income statement (2)	-	-	-	-	-	(4)	(56)	(60)
Provisions utilised	(110)	(103)	(50)	-	-	(11)	(87)	(361)

At 31 March 2015	789	321	789	704	136	2,052	603	5,394
Currency translation and other
movements	-	-	(2)	(12)	(2)	(120)	87	(49)
Charge to income statement (2)	-	81	22	-	27	341	314	785
Releases to income statement (2)	-	(12)	(14)	-	-	(2)	(82)	(110)
Provisions utilised	(92)	(107)	(96)	(178)	(1)	(30)	(94)	(598)

At 30 June 2015	697	283	699	514	160	2,241	828	5,422

Notes:

(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

Notes

5. Provisions for liabilities and charges (continued)

Payment Protection Insurance (PPI)

No additional charge for PPI has been recognised in Q2 2015. A charge of £100 million was recognised in Q1 2015 as a result of a revision to expected customer complaint volumes. The cumulative charge in respect of PPI is £3.8 billion, of which £3.1 billion (82%) in redress and expenses had been utilised by 30 June 2015. Of the £3.8 billion cumulative charge, £3.5 billion relates to redress and £0.3 billion to administrative expenses.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	53%	55%	+/-5	+/-55
Uphold rate (1)	91%	90%	+/-5	+/-15
Average redress	£1,689	£1,659	+/-5	+/-15

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest payable on successful complaints has been included in the provision as has the estimated cost of administration. RBS expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional net charge of £69 million has been recognised in Q2 2015, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £1.5 billion has been recognised of which £1.2 billion relates to redress and £0.3 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Notes

5. Provisions for liabilities and charges (continued)

Regulatory and legal actions

RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £1.2 billion in H1 2015 include anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed securities related litigation (£506 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

6. Pensions

Pension costs for H1 2015 amounted to £286 million (H1 2014 - £279 million; Q2 2015 - £138 million; Q1 2015 - £148 million; Q2 2014 - £137 million). Defined benefit schemes’ charges are based on the actuarially determined pension cost rates at 31 December 2014.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Full details of RBS’s pension arrangements are set out in Note 4 on pages 358 to 363 of the 2014 Annual Report on Form 20-F.

Notes

7. Loan impairment provisions and risk elements in lending

Operating profit is stated after net loan impairment releases from continuing operations of £431 million for the half year ended 30 June 2015 (H1 2014 - £169 million losses). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2015 from £17,500 million to £10,751 million and the movements thereon were:

	Half year ended
	30 June 2015			30 June 2014
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	6,554	10,946	17,500	8,716	16,500	25,216
Transfers to disposal groups	(20)	-	(20)
Currency translation and other adjustments	(212)	(466)	(678)	(118)	(395)	(513)
Amounts written-off	(634)	(4,981)	(5,615)	(868)	(1,619)	(2,487)
Recoveries of amounts previously written-off	57	22	79	84	14	98
(Releases)/charges to income statement
- continuing operations	(76)	(355)	(431)	188	(19)	169
- discontinued operations	-	-	-	102	-	102
Unwind of discount (recognised in interest income)	(59)	(25)	(84)	(63)	(76)	(139)

At end of period	5,610	5,141	10,751	8,041	14,405	22,446

	Quarter ended
	30 June 2015			31 March 2015			30 June 2014
	RBS			RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	6,031	7,170	13,201	6,554	10,946	17,500	8,516	15,719	24,235
Transfers to disposal groups	-	-	-	(20)	-	(20)	-	-	-
Currency translation and other
adjustments	(49)	(59)	(108)	(163)	(407)	(570)	(75)	(333)	(408)
Amounts written-off	(353)	(1,776)	(2,129)	(281)	(3,205)	(3,486)	(447)	(827)	(1,274)
Recoveries of amounts previously
written-off	18	11	29	39	11	50	43	3	46
(Releases)/charges to income statement
- continuing operations	(8)	(195)	(203)	(68)	(160)	(228)	7	(125)	(118)
- discontinued operations	-	-	-	-	-	-	29	-	29
Unwind of discount
(recognised in interest income)	(29)	(10)	(39)	(30)	(15)	(45)	(32)	(32)	(64)

At end of period	5,610	5,141	10,751	6,031	7,170	13,201	8,041	14,405	22,446

Provisions at 30 June 2015 include £26 million in respect of loans and advances to banks (31 March 2015 - £38 million; 31 December 2014 - £40 million; 30 June 2014 - £50 million).

Notes

7. Loan impairment provisions and risk elements in lending (continued)

Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £9,430 million in the half year ended 30 June 2015 to £17,454 million and the movements thereon were:

	Half year ended
	30 June 2015			30 June 2014
	RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	11,484	15,400	26,884	15,276	24,116	39,392
Transfer to disposals groups	(22)	-	(22)	-	-	-
Currency translation and other adjustments	(407)	(784)	(1,191)	(167)	(658)	(825)
Additions	1,478	692	2,170	2,273	1,887	4,160
Transfers (1)	(116)	(5)	(121)	(121)	52	(69)
Transfer to performing book	(296)	(28)	(324)	(111)	(74)	(185)
Repayments and disposals	(1,429)	(2,898)	(4,327)	(2,629)	(3,276)	(5,905)
Amounts written-off	(634)	(4,981)	(5,615)	(868)	(1,619)	(2,487)

At end of period	10,058	7,396	17,454	13,653	20,428	34,081

	Quarter ended
	30 June 2015			31 March 2015			30 June 2014
	RBS			RBS			RBS
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	excl. RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,658	10,225	20,883	11,484	15,400	26,884	14,351	23,002	37,353
Transfer to disposal groups	-	-	-	(22)	-	(22)	-	-	-
Currency translation and
other adjustments	(88)	(191)	(279)	(319)	(593)	(912)	(102)	(560)	(662)
Additions	766	320	1,086	712	372	1,084	810	564	1,374
Transfers (1)	(64)	(5)	(69)	(52)	-	(52)	(65)	36	(29)
Transfer to performing book	(152)	(12)	(164)	(144)	(16)	(160)	(8)	(71)	(79)
Repayments and disposals	(709)	(1,165)	(1,874)	(720)	(1,733)	(2,453)	(886)	(1,716)	(2,602)
Amounts written-off	(353)	(1,776)	(2,129)	(281)	(3,205)	(3,486)	(447)	(827)	(1,274)

At end of period	10,058	7,396	17,454	10,658	10,225	20,883	13,653	20,428	34,081

Note:

(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 62% at 30 June 2015 (31 March 2015 - 63%; 31 December 2014 - 65%; 30 June 2014 - 66%).

Notes

8. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 20.25% (2014 - 21.5%), as analysed below.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Profit before tax	293	2,226	240	53	736

Expected tax charge	(59)	(478)	(48)	(11)	(158)
Losses and temporary differences in period where no
deferred tax asset recognised	(369)	(9)	(182)	(187)	-
Foreign profits taxed at other rates	165	(38)	84	81	(2)
Non-deductible goodwill impairment	(25)	(28)	-	(25)	(28)
Items not allowed for tax
- losses on disposals and write-downs	(9)	(5)	(2)	(7)	(5)
- UK bank levy	(28)	(30)	(14)	(14)	(11)
- regulatory and legal actions	(72)	-	(5)	(67)	-
- other disallowable items	(51)	(69)	(24)	(27)	(41)
Non-taxable items
- gain on sale of Direct Line Insurance Group	-	41	-	-	-
- other non-taxable items	37	13	16	21	5
Taxable foreign exchange movements	12	4	7	5	3
Losses brought forward and utilised	57	45	14	43	9
Reduction in carrying value of deferred tax asset
in respect of US losses and temporary differences	-	(76)	-	-	(76)
Adjustments in respect of prior periods	49	38	54	(5)	26

Actual tax charge	(293)	(592)	(100)	(193)	(278)

At 30 June 2015, the Group has recognised a deferred tax asset of £1,479 million (31 March 2015 - £1,430 million; 31 December 2014 - £1,540 million) and a deferred tax liability of £363 million (31 March 2015 - £381 million; 31 December 2014 - £500 million). These include amounts recognised in respect of UK trading losses of £1,229 million (31 March 2015 - £1,170 million; 31 December 2014 - £1,257 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2015 and concluded that it is recoverable based on future profit projections (see also Recent developments on page 124).

9. Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

RFS Holdings BV Consortium Members	53	38	28	25	21
Citizens Financial Group	290	-	399	(109)	-
Other	1	4	1	-	2

Profit/(loss) attributable to non-controlling interests	344	42	428	(84)	23

10. Dividends

In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2014 and 2015. £300 million of new equity was issued during the course of 2014 and £150 million of new equity has been issued in the first half of 2015. The Board intends to issue £300 million of new equity in total during 2015 to achieve this aim.

Notes

11. Earnings per ordinary and equivalent B share

Following agreement between RBS and HM Treasury in 2014 for the retirement of the Dividend Access Share (DAS), earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period: £320 million was recognised in the quarter ended 30 June 2014.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014

Earnings
(Loss)/profit from continuing operations attributable
to ordinary and B shareholders (£m)	(217)	1,123	18	(235)	34
Profit/(loss) from discontinued operations attributable to
ordinary and B shareholders (£m)	64	302	275	(211)	196

(Loss)/profit attributable to ordinary and B
shareholders (£m)	(153)	1,425	293	(446)	230

Ordinary shares outstanding during the period (millions)	6,381	6,208	6,411	6,351	6,235
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,481	11,308	11,511	11,451	11,335
Effect of dilutive share options and convertible
securities (millions)	59	97	48	71	89

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,540	11,405	11,559	11,522	11,424

Basic (loss)/earnings per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p
Basic EPS from discontinued operations	0.6p	2.7p	2.3p	(1.8p)	1.7p

Basic EPS from continuing and discontinued
operations	(1.3p)	12.6p	2.5p	(3.9p)	2.0p

Basic EPS from continuing operations	(1.9p)	9.9p	0.2p	(2.1p)	0.3p
Own credit adjustments	(2.0p)	0.4p	(1.1p)	(0.8p)	1.3p
Gain on redemption of own debt	-	(0.2p)	-	-	-
Write down of goodwill	-	1.1p	-	-	1.1p
Strategic disposals	1.2p	(1.7p)	-	1.2p	-

Adjusted EPS from continuing operations	(2.7p)	9.5p	(0.9p)	(1.7p)	2.7p

Note:

(1)	Diluted EPS for continuing and discontinued operations for the half year ended 30 June 2014 was 0.1p lower than basic EPS. There was no dilutive impact in any other period.

Notes

12. Segmental analysis

The business is organised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), which is a single reportable segment.

In addition, RBS will continue to manage and report Citizens Financial Group and RBS Capital Resolution (RCR) separately until disposal or wind-down.

Analysis of operating profit

The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net	Non-			Impairment
	interest	interest	Total	Operating	releases	Operating
	income	income	income	expenses	(losses)/	profit/(loss)
Half year ended 30 June 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,290	631	2,921	(1,923)	17	1,015
Ulster Bank	265	103	368	(289)	52	131

Personal & Business Banking	2,555	734	3,289	(2,212)	69	1,146

Commercial Banking	1,108	606	1,714	(875)	(27)	812
Private Banking	254	167	421	(474)	3	(50)

Commercial & Private Banking	1,362	773	2,135	(1,349)	(24)	762

Corporate & Institutional Banking	376	948	1,324	(3,430)	31	(2,075)
Central items	150	43	193	(192)	(48)	(47)
Citizens Financial Group	1,104	490	1,594	(1,019)	(89)	486
RCR	(25)	190	165	(101)	293	357

Non-statutory basis	5,522	3,178	8,700	(8,303)	232	629
Reconciling items:
Own credit adjustments	-	288	288	-	-	288
Strategic disposals	-	(135)	(135)	-	-	(135)
Citizens discontinued operations (1)	(1,104)	(493)	(1,597)	1,019	89	(489)

Statutory basis	4,418	2,838	7,256	(7,284)	321	293

Note:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and other items.

Notes

12. Segmental analysis (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,276	686	2,962	(1,820)	(148)	994
Ulster Bank	323	89	412	(300)	(57)	55

Personal & Business Banking	2,599	775	3,374	(2,120)	(205)	1,049

Commercial Banking	999	569	1,568	(902)	(31)	635
Private Banking	344	201	545	(400)	-	145

Commercial & Private Banking	1,343	770	2,113	(1,302)	(31)	780

Corporate & Institutional Banking	365	2,062	2,427	(2,158)	39	308
Central items	203	146	349	(270)	12	91
Citizens Financial Group	987	620	1,607	(1,082)	(104)	421
RCR	(1)	109	108	(176)	20	(48)

Non-statutory basis	5,496	4,482	9,978	(7,108)	(269)	2,601
Reconciling items:
Own credit adjustments	-	(51)	(51)	-	-	(51)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
Citizens discontinued operations (1)	(987)	(624)	(1,611)	1,081	104	(426)
RFS Holdings minority interest	(3)	25	22	(1)	-	21

Statutory basis	4,506	4,043	8,549	(6,158)	(165)	2,226

Note:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and other items.

Notes

12. Segmental analysis (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 June 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,147	322	1,469	(793)	(9)	667
Ulster Bank	132	46	178	(150)	52	80

Personal & Business Banking	1,279	368	1,647	(943)	43	747

Commercial Banking	562	330	892	(466)	(26)	400
Private Banking	126	81	207	(287)	2	(78)

Commercial & Private Banking	688	411	1,099	(753)	(24)	322

Corporate & Institutional Banking	174	346	520	(1,841)	(13)	(1,334)
Central items	88	173	261	(99)	2	164
Citizens Financial Group	551	246	797	(517)	(51)	229
RCR	(14)	59	45	(53)	184	176

Non-statutory basis	2,766	1,603	4,369	(4,206)	141	304
Reconciling items:
Own credit adjustments	-	168	168	-	-	168
Citizens discontinued operations (1)	(551)	(249)	(800)	517	51	(232)

Statutory basis	2,215	1,522	3,737	(3,689)	192	240

Note:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and other items.

Notes

12. Segmental analysis (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	releases/	Operating
	income	income	income	expenses	(losses)	profit/(loss)
Quarter ended 31 March 2015	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,143	309	1,452	(1,130)	26	348
Ulster Bank	133	57	190	(139)	-	51

Personal & Business Banking	1,276	366	1,642	(1,269)	26	399

Commercial Banking	546	276	822	(409)	(1)	412
Private Banking	128	86	214	(187)	1	28

Commercial & Private Banking	674	362	1,036	(596)	-	440

Corporate & Institutional Banking	202	602	804	(1,589)	44	(741)
Central items	62	(130)	(68)	(93)	(50)	(211)
Citizens Financial Group	553	244	797	(502)	(38)	257
RCR	(11)	131	120	(48)	109	181

Non-statutory basis	2,756	1,575	4,331	(4,097)	91	325
Reconciling items:
Own credit adjustments	-	120	120	-	-	120
Strategic disposals	-	(135)	(135)	-	-	(135)
Citizens discontinued operations (1)	(553)	(244)	(797)	502	38	(257)

Statutory basis	2,203	1,316	3,519	(3,595)	129	53

Note:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and other items.

Notes

12. Segmental analysis (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,152	347	1,499	(955)	(60)	484
Ulster Bank	169	42	211	(155)	(10)	46

Personal & Business Banking	1,321	389	1,710	(1,110)	(70)	530

Commercial Banking	511	287	798	(493)	9	314
Private Banking	174	98	272	(201)	(1)	70

Commercial & Private Banking	685	385	1,070	(694)	8	384

Corporate & Institutional Banking	186	890	1,076	(1,146)	45	(25)
Central items	100	44	144	(71)	13	86
Citizens Financial Group	499	391	890	(582)	(31)	277
RCR	7	28	35	(97)	128	66

Non-statutory basis	2,798	2,127	4,925	(3,700)	93	1,318
Reconciling items:
Own credit adjustments	-	(190)	(190)	-	-	(190)
Write-down of goodwill	-	-	-	(130)	-	(130)
Citizens discontinued operations (1)	(499)	(385)	(884)	579	31	(274)
RFS Holdings minority interest	-	12	12	-	-	12

Statutory basis	2,299	1,564	3,863	(3,251)	124	736

Note:

(1)

Included within Citizens discontinued operations are the results of the reportable operating segment of Citizens Financial Group (CFG) and certain CFG related activities in Central items and other items.

Notes

12. Segmental analysis (continued)

Total revenue
Half year ended
30 June 2015	30 June 2014
Inter	Inter
External	segment	Total	External	segment	Total
£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,483	2	3,485	3,583	7	3,590
Ulster Bank	388	31	419	408	40	448

Personal & Business Banking	3,871	33	3,904	3,991	47	4,038

Commercial Banking	1,782	102	1,884	1,729	13	1,742
Private Banking	397	122	519	470	258	728

Commercial & Private Banking	2,179	224	2,403	2,199	271	2,470

Corporate & Institutional Banking	1,715	1,585	3,300	3,033	2,028	5,061
Central items	1,049	1,665	2,714	1,200	2,051	3,251
Citizens Financial Group	1,754	5	1,759	1,724	5	1,729
RCR	321	100	421	443	254	697

Non-statutory basis	10,889	3,612	14,501	12,590	4,656	17,246
Reconciling items:
Own credit adjustments	288	-	288	(51)	-	(51)
Gain on redemption of own debt	-	-	-	20	-	20
Strategic disposals	(135)	-	(135)	191	-	191
Citizens discontinued operations	(1,733)	-	(1,733)	(1,713)	-	(1,713)
RFS Holdings minority interest	-	-	-	25	-	25
Elimination of intra-group transactions	-	(3,612)	(3,612)	-	(4,656)	(4,656)

Statutory basis	9,309	-	9,309	11,062	-	11,062
Quarter ended
30 June 2015	31 March 2015	30 June 2014
Inter	Inter	Inter
External	segment	Total	External	segment	Total	External	segment	Total
£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,754	-	1,754	1,729	2	1,731	1,806	3	1,809
Ulster Bank	191	13	204	197	18	215	210	20	230

Personal & Business Banking	1,945	13	1,958	1,926	20	1,946	2,016	23	2,039

Commercial Banking	925	49	974	857	53	910	875	(18)	857
Private Banking	196	58	254	201	64	265	234	127	361

Commercial & Private Banking	1,121	107	1,228	1,058	117	1,175	1,109	109	1,218

Corporate & Institutional Banking	699	749	1,448	1,016	836	1,852	1,383	1,128	2,511
Central items	683	787	1,470	366	878	1,244	552	1,019	1,571
Citizens Financial Group	877	3	880	877	2	879	947	2	949
RCR	117	40	157	204	60	264	193	97	290

Non-statutory basis	5,442	1,699	7,141	5,447	1,913	7,360	6,200	2,378	8,578
Reconciling items:
Own credit adjustments	168	-	168	120	-	120	(190)	-	(190)
Strategic disposals	-	-	-	(135)	-	(135)	-	-	-
Citizens discontinued operations	(870)	-	(870)	(863)	-	(863)	(934)	-	(934)
RFS Holdings minority interest	-	-	-	-	-	-	11	-	11
Elimination of intra-group transactions	-	(1,699)	(1,699)	-	(1,913)	(1,913)	-	(2,378)	(2,378)

Statutory basis	4,740	-	4,740	4,569	-	4,569	5,087	-	5,087

Notes

12. Segmental analysis (continued)

	30 June 2015		31 March 2015		31 December 2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	135,368	153,125	134,630	150,406	134,257	150,481
Ulster Bank	26,547	22,404	26,641	23,044	27,596	24,657

Personal & Business Banking	161,915	175,529	161,271	173,450	161,853	175,138

Commercial Banking	94,519	99,242	93,296	101,278	89,382	88,987
Private Banking	16,977	30,290	17,873	30,161	20,480	36,793

Commercial & Private Banking	111,496	129,532	111,169	131,439	109,862	125,780

Corporate & Institutional Banking	482,448	451,801	623,771	583,766	577,230	536,243
Central items	105,130	65,431	93,803	66,381	86,947	69,394
Citizens Financial Group	87,176	73,475	91,798	77,300	84,932	71,258
RCR	16,536	7,164	22,800	9,995	29,030	12,683
RFS Holdings minority interest	-	-	-	-	909	75

Statutory basis	964,701	902,932	1,104,612	1,042,331	1,050,763	990,571

Notes

13. Discontinued operations and assets and liabilities of disposal groups

In accordance with a commitment to the European Commission to sell Citizens Financial Group, Inc. (Citizens) by 31 December 2016, RBS disposed of 29.5% of its interest in Citizens during the second half of 2014 primarily through an initial public offering in the USA and a further 28.4% in March 2015. RBS plans to cede control by the end of 2015 and therefore, in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Citizens is presented with effect from 31 December 2014 as a discontinued operation, with comparatives re-presented, and as a disposal group.

Other discontinued operations represents the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

(a) Profit/(loss) from discontinued operations, net of tax

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Citizens
Interest income	1,222	1,077	612	610	542
Interest expense	(118)	(90)	(61)	(57)	(43)

Net interest income	1,104	987	551	553	499
Other income	527	624	249	278	385

Total income	1,631	1,611	800	831	884
Operating expenses	(1,019)	(1,081)	(517)	(502)	(579)

Profit before impairment losses	612	530	283	329	305
Impairment losses	(89)	(104)	(51)	(38)	(31)

Operating profit before tax	523	426	232	291	274
Tax charge	(179)	(141)	(75)	(104)	(93)

Profit after tax	344	285	157	187	181
Reversal/(provision) for loss on disposal (1,2)	10	-	517	(507)	-

Profit/(loss) from Citizens discontinued operations,
net of tax	354	285	674	(320)	181

Other
Total income	11	12	4	7	6
Operating expenses	(2)	(1)	(2)	-	-

Operating profit before tax	9	11	2	7	6
Tax charge	(5)	(5)	(2)	(3)	(3)

Profit after tax	4	6	-	4	3

Businesses acquired exclusively with a view to disposal
Profit after tax	-	29	-	-	23

Profit from other discontinued operations, net of tax	4	35	-	4	26

Notes:

(1)

Gains in H1 2015 and Q2 2015 on remeasurement to fair value less costs to sell (fair value hierarchy 2: based on the quoted price of Citizens' shares) have been restricted: reversal of goodwill impairment (£368 million) have not been recognised.

(2)	Of which attributable to owners equity £146 million loss (Q2 2015 - £211 million gain, Q1 2015 - £357 million loss).

Notes

13. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2015			31 December
	Citizens	Other	Total	2014
	£m	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	523	319	842	622
Loans and advances to banks	1,438	1,290	2,728	1,745
Loans and advances to customers	61,428	3,083	64,511	60,550
Debt securities and equity shares	16,027	741	16,768	15,865
Derivatives	399	29	428	402
Intangible assets	657	95	752	583
Settlement balances	598	-	598	-
Property, plant and equipment	527	82	609	549
Other assets	1,774	61	1,835	1,695

Discontinued operations and other disposal groups	83,371	5,700	89,071	82,011

Liabilities of disposal groups
Deposits by banks	6,399	17	6,416	6,794
Customer accounts	64,258	6,700	70,958	61,289
Debt securities in issue	1,178	-	1,178	1,625
Derivatives	163	28	191	144
Subordinated liabilities	226	-	226	226
Other liabilities	1,292	127	1,419	1,242

Discontinued operations and other disposal groups	73,516	6,872	80,388	71,320

Other disposal groups at 30 June 2015 includes and the international private banking business (fair value less costs to sell reflects the agreed sale to Union Bancaire Priveé: fair value hierarchy 3) along with some remaining elements of the RBS N.V. business.

Disposal groups at 31 December 2014 includes Citizens along with some remaining elements of the RBS N.V. business.

(c) Financial instruments: Classification and valuation hierarchy

At 30 June 2015 and 31 December 2014 the fair values of disposal group financial instruments not measured at fair value aggregated at the level of balance sheet caption were not materially different from their carrying values; fair value measurements for those financial instruments of disposal groups measured at fair value were categorised as level 2.

Notes

14. Financial instruments

Classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	cost	leases	liabilities	Total
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	81,900	-				81,900
Loans and advances to banks
- reverse repos	15,076	-	-	5,731	-				20,807
- other	10,149	-	-	10,565	-				20,714
Loans and advances to customers
- reverse repos	45,767	-	-	1,032	-				46,799
- other	18,706	61	-	292,377	-		3,849		314,993
Debt securities	39,476	110	29,757	2,912	4,932				77,187
Equity shares	2,730	285	348						3,363
Settlement balances	-	-	-	9,630	-				9,630
Derivatives	281,857								281,857
Intangible assets								7,198	7,198
Property, plant and equipment								4,874	4,874
Deferred tax								1,479	1,479
Prepayments, accrued income and
other assets	-	-	-	-	-	-	-	4,829	4,829
Assets of disposal groups								89,071	89,071

	413,761	456	30,105	404,147	4,932		3,849	107,451	964,701

Liabilities
Deposits by banks
- repos	18,021	-				3,591			21,612
- other	22,262	-				8,716			30,978
Customer accounts
- repos	42,296	-				2,454			44,750
- other	12,887	3,936				325,200			342,023
Debt securities in issue	4,272	7,763				29,784			41,819
Settlement balances	-	-				7,335			7,335
Short positions	24,561	-							24,561
Derivatives	273,589								273,589
Accruals, deferred income and						1,867	-	12,095	13,962
other liabilities
Retirement benefit liabilities								1,869	1,869
Deferred tax	-							363	363
Subordinated liabilities	-	771				18,912			19,683
Liabilities of disposal groups								80,388	80,388

	397,888	12,470				397,859		94,715	902,932

Equity									61,769

									964,701

For the notes to this table refer to the following page.

Notes

14. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	HTM (5)	cost	leases	liabilities	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	74,872	-				74,872
Loans and advances to banks
- reverse repos	18,129	-	-	2,579	-				20,708
- other	11,773	-	-	11,254	-				23,027
Loans and advances to customers
- reverse repos	43,018	-	-	969	-				43,987
- other	23,038	61	-	307,002	-		4,150		334,251
Debt securities	49,226	117	29,673	3,096	4,537				86,649
Equity shares	4,821	301	513	-	-				5,635
Settlement balances	-	-	-	4,667	-				4,667
Derivatives	353,590								353,590
Intangible assets								7,781	7,781
Property, plant and equipment								6,167	6,167
Deferred tax								1,540	1,540
Prepayments, accrued income and
other assets	-	-	-	-	-	-		5,878	5,878
Assets of disposal groups								82,011	82,011

	503,595	479	30,186	404,439	4,537		4,150	103,377	1,050,763

Liabilities
Deposits by banks
- repos	23,990	-				869			24,859
- other	26,118	-				9,688			35,806
Customer accounts
- repos	35,985	-				1,366			37,351
- other	15,308	4,731				334,249			354,288
Debt securities in issue	6,490	10,216				33,574			50,280
Settlement balances	-	-				4,503			4,503
Short positions	23,029	-							23,029
Derivatives	349,805								349,805
Accruals, deferred income and
other liabilities						1,801	-	11,545	13,346
Retirement benefit liabilities	-							2,579	2,579
Deferred tax								500	500
Subordinated liabilities	-	863				22,042			22,905
Liabilities of disposal groups								71,320	71,320

	480,725	15,810				408,092		85,944	990,571

Equity									60,192

									1,050,763

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Available-for-sale.
(4)	Loans and receivables.
(5)	Held-to-maturity.

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in either the half year ended 30 June 2015 or the year ended 31 December 2014.

Notes

14. Financial instruments (continued)

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June	31 December
	2015	2014
	£m	£m

Credit valuation adjustments	998	1,414

Other valuation reserves
- bid-offer	326	398
- funding valuation adjustment	716	718
- product and deal specific	639	657

	1,681	1,773

Valuation reserves	2,679	3,187

Own credit

The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

30 June 2015	(223)	(23)	(246)	182	(64)	57	(7)
31 December 2014	(397)	(123)	(520)	221	(299)	12	(287)
30 June 2014	(395)	(87)	(482)	237	(245)	54	(191)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2015	4.3	7.8	12.1	0.8	12.9
31 December 2014	6.5	10.4	16.9	0.9	17.8
30 June 2014	7.3	13.0	20.3	0.8	21.1

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•

The decrease in CVA was driven by the tightening of credit spreads in the period, as well as the balance sheet reduction in RCR. The bid-offer reserve decrease was largely related to risk reduction in CIB Rates.

•

The cumulative OCA increase during H1 2015 was mainly due to the widening of spreads on RBS senior issuance, partially offset by a reduction due to the subordinate debt curve tightening. The OCA on senior issued debt OCA is determined by reference to secondary debt issuance spreads, the five year spread widened from 32 basis points at year end 2014 to 77 basis points at 30 June 2015.

Notes

14. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2014 Annual Report on Form 20-F. There have been no material changes to valuation or levelling approaches in the half year ended 30 June 2015.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2015	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	89.2	0.6	89.8	40	(40)
Debt securities	52.0	15.7	1.6	69.3	110	(50)
Equity shares	2.5	0.4	0.5	3.4	90	(80)
Derivatives	-	279.6	2.2	281.8	200	(210)

	54.5	384.9	4.9	444.3	440	(380)

Proportion	12.3%	86.6%	1.1%	100%

31 December 2014

Assets
Loans and advances	-	95.4	0.6	96.0	30	(30)
Debt securities	55.5	22.3	1.2	79.0	50	(40)
Equity shares	4.6	0.5	0.5	5.6	90	(80)
Derivatives	-	350.7	3.0	353.7	290	(290)
	60.1	468.9	5.3	534.3	460	(440)

Proportion	11.2%	87.8%	1.0%	100%

30 June 2015

Liabilities
Deposits	-	99.0	0.4	99.4	10	(20)
Debt securities in issue	-	11.3	0.7	12.0	20	(30)
Short positions	21.3	3.3	-	24.6	-	-
Derivatives	-	271.6	2.0	273.6	190	(190)
Subordinated liabilities	-	0.8	-	0.8	-	-

	21.3	386.0	3.1	410.4	220	(240)

Proportion	5.2%	94.1%	0.7%	100%

31 December 2014

Liabilities
Deposits	-	105.9	0.2	106.1	-	(10)
Debt securities in issue	-	15.5	1.2	16.7	40	(40)
Short positions	19.9	3.1	-	23.0	-	-
Derivatives	0.1	346.5	3.2	349.8	220	(240)
Subordinated liabilities	-	0.9	-	0.9	-	-

	20.0	471.9	4.6	496.5	260	(290)

Proportion	4.1%	95.0%	0.9%	100%

Notes

14. Financial instruments (continued)

Notes:

(1)

Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:

(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3  instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives by type of contract refer to Appendix 1 - Capital and risk management - Credit risk – Derivatives.

Valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.6
			DFC based on recoveries	Loss severity (3)	2	80%
				Recovery rates (4)	26	85%
				Credit spreads(5)	110	1115bp
Debt securities	1.6
			Price	Price (6)	0	129%
			DCF	Yield (6)	10	30%
Equity Securities	0.5
			Fund valuation statement	Discount factor (7)	(10)	35%
			DCF based on recoveries	Recovery rates (4)	0	30%
Derivatives
Credit	0.3	0.4	DCF based on recoveries	Recovery rates (4)	0	100%
				Credit spreads (5)	42	1010bps
Interest and foreign exchange contracts	1.9	1.6	Option pricing model	Correlation (8)	(46)	95%
				Volatility (9)	21	111%
				Price (6)	1	100%

Notes:

(1)

The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)	Level 3 structured notes issued of £0.7 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(3)

Loss severity : the loss severity rate of a defaulted instrument is the present value of its lifetime losses (both interest and principal losses) as a percentage of principal balance, measured at either the origination date or the default date

(4)

Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)

Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows

(6)

Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument’s yield may be compared  with other instruments’ yields either directly or indirectly. Prices move inversely to yields

(7)

Discount factor: as used in risk and return models which presume  that the marginal investors in the company are diversified. Such is not usually the case for private equity investments. This risk is measured with a beta or betas, usually estimated by looking at past prices or returns from valuation statements.

(8)

Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(9)	Volatility: A measure of the tendency of a price to change with time.
(10)	RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes

14. Financial instruments: Movement in level 3 portfolios

											Amounts recorded in
											the income statement
	At	Amount recorded in				Purchases	Settlements	Sales	Foreign	At	in respect of balances
	1 January	Income	SOCI	Level 3 transfers		and			exchange	30 June	held at period end
	2015	statement (1)	(2)	In	Out	issuances (3)			and other	2015	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL assets (3)	4,673	(88)	-	489	(430)	296	(586)	(485)	(2)	3,867	(308)	4
AFS assets	634	(6)	(94)	628	(18)	3	(26)	(48)	(1)	1,072	(6)	3

	5,307	(94)	(94)	1,117	(448)	299	(612)	(533)	(3)	4,939	(314)	7

Liabilities	4,595	(621)	-	392	(637)	5	(647)	(4)	(7)	3,076	(460)	(13)

Net gains/(losses)		527	(94)								146	20

Notes:

(1)

Net gains on HFT instruments of £375 million (year ended 31 December 2014 - £100 million losses) were recorded in income from trading activities in continuing operations. Net gains on other instruments of £152 million (year ended 31 December 2014 - £205 million) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

14. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2015		31 December 2014
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	15.0	15.0	12.8	12.8
Loans and advances to customers	297.3	291.5	312.1	303.5
Debt securities	7.8	7.8	7.6	7.5

Financial liabilities
Deposits by banks	7.4	7.4	6.4	6.4
Customer accounts	81.5	81.6	100.7	100.7
Debt securities in issue	29.8	31.0	33.6	35.0
Subordinated liabilities	18.9	19.0	22.0	22.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, demand deposits and notes in circulation. These are excluded from the table above.

15. Contingent liabilities and commitments
	30 June	31 March	31 December
	2015	2015	2014
	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	14,452	16,161	16,721
Other	8,686	9,589	9,581
	23,138	25,750	26,302

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend	186,202	209,813	212,777
Other	1,339	1,524	2,107

	187,541	211,337	214,884

Contingent liabilities and commitments	210,679	237,087	241,186

Additional contingent liabilities arise in the normal course of RBS’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

16. Litigation, investigations and reviews

Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the company or RBSG plc) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

RBS recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBS is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2015 (see Note 5). The aggregate provisions for regulatory and legal actions of £1.2 billion recognised during the six months ended 30 June 2015, included anticipated costs following investigations into the foreign exchange market (£334 million), provisions in respect of mortgage-backed-securities related litigation (£506 million), provisions relating to packaged accounts (£157 million) and other conduct provisions (£160 million).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) it is indicated that liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be material in some instances.

Notes

16. Litigation, investigations and reviews (continued)

Litigation

Unless we have indicated that we have established a provision with respect to the matters described below or reached a settlement, or, although we have established a provision the matter is continuing which could affect the overall level of provisions, the matters remain at a stage where there remains considerable uncertainty around the final outcome of the claims and it is not practicable reliably to estimate the aggregate potential impact on RBS, if any, which impact, individually or in the aggregate, may be material.

Shareholder litigation (US)

RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the “Securities Act”) was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed, and on 15 April 2015 the United States Court of Appeals for the Second Circuit affirmed the Court’s dismissal of the plaintiffs’ claims. The plaintiffs requested that the appellate court reconsider its decision, but that request was denied on 9 July 2015 and this matter is now closed.

Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified. At a case management conference in December 2014 the judge ordered that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions commence in December 2016. In the event that the Court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Notes

16. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States

RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$45 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 25 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBS’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed. The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion, approximately US$9.1 billion were outstanding at 30 June 2015 with cumulative write downs to date on the securities of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. The preliminary phases of this matter, including discovery, are expected to continue into 2016.

Notes

16. Litigation, investigations and reviews (continued)

The other remaining FHFA lawsuit that involves RBS relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law. RBS Securities Inc. estimates that its net exposure under the Court’s judgment of 15 May 2015 is approximately US$350 million, which is the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment. The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating three MBS cases against RBS companies (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union). The original principal balance of the MBS at issue in the NCUA cases is US$3.56 billion.

Other remaining MBS lawsuits against RBS companies include, among others, cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from RBS, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against RBS in connection with various mortgage-related offerings. RBS cannot predict whether any of these threatened claims will be pursued, but expects that several may.

RBS has made provisions to date totalling £2,080 million for all MBS related litigation claims and investigations (including those specifically described in this note), including £506 million for the six months ending 30 June 2015.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

Notes

16. Litigation, investigations and reviews (continued)

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

The Court’s dismissal of plaintiffs’ antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit. Over 35 other USD LIBOR-related actions involving RBS, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS are set out under ‘Investigations and reviews’ on page 111.

ISDAFIX antitrust litigation

Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates. The complaints were filed in the United States District Court for the Southern District of New York and have been consolidated. The consolidated complaint contains claims for violations of the US antitrust laws, contract claims, and claims for tortious interference with contract. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

Notes

16. Litigation, investigations and reviews (continued)

Credit default swap antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs allege that defendants violated the US antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. In September 2014, the Court denied the defendants' motion to dismiss this matter. The RBS defendants have reached an agreement to settle this matter, subject to documentation and approval of the Court. The settlement amount is covered by existing provisions.

FX antitrust litigation

RBS and RBS Securities Inc., as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of US based plaintiffs that is pending in the United States District Court for the Southern District of New York. On 28 January 2015, the court denied the defendants’ motion to dismiss this action, holding that plaintiffs who entered into Foreign Exchange (FX) transactions with RBS or other defendant banks could proceed with their claims that defendants violated the US antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. RBS and RBS Securities Inc. have reached an agreement to settle the claims that are or could be asserted by these plaintiffs in relation to this matter, subject to execution of a final settlement agreement and approval of the Court. The settlement amount is covered by existing provisions.

Certain members of the Group are also defendants in additional foreign-exchange related class action complaints, including several complaints filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts, and a complaint on behalf of employee benefit plans that entered into FX transactions, which was also filed in the United States District Court for the Southern District of New York. These complaints contain allegations that are substantially similar to those contained in the consolidated antitrust class action described above, and in addition to antitrust claims, also assert claims under the Commodities Exchange Act, and claims under the Employee Retirement Income Security Act. The claims in these cases are, in some instances, duplicative of the claims that would be released as part of the agreement to settle reached in the above consolidated antitrust action.

US Treasury securities antitrust litigation

In July 2015, several class action antitrust complaints were filed in the United States District Court for the Southern District of New York against a number of primary dealers of US Treasury securities, including RBS Securities Inc.  The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.  The complaints assert claims under the US antitrust laws and the Commodities Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options.

Notes

16. Litigation, investigations and reviews (continued)

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. The trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS  companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS in England, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. The decision is not being further appealed. RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

Interest rate hedging products litigation

RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes

16. Litigation, investigations and reviews (continued)

Weiss v. National Westminster Bank PLC

NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Freeman v. HSBC Holdings PLC

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Investigations and reviews

RBS’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Notes

16. Litigation, investigations and reviews (continued)

LIBOR and other trading rates

In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the US District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is no longer in effect.

In February 2014, RBS paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the Enforceable Undertaking to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

Notes

16. Litigation, investigations and reviews (continued)

RBS is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS  is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS understands the CFTC investigation is at an advanced stage. RBS  is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in RBSG plc’s FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc has agreed to pay penalties of US$395 million to the DOJ and US$274 million to the Federal Reserve to resolve the investigations. The fines are fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes

16. Litigation, investigations and reviews (continued)

RBS is responding to investigations and inquiries from other governmental and regulatory authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Interest rate hedging products (IRHP) redress programme

In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. In January 2013 the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all redress outcomes, and the FCA is overseeing this. RBS has reached agreement with KPMG in relation to redress outcomes for almost all in scope customers. RBS and KPMG are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The review and redress exercise was closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review undertaken in respect of RBS International customers is complete, and the review in respect of UBIL customers is expected to be completed in Q3 2015.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.2 billion had been utilised at 30 June 2015.

Judicial Review of Skilled Person’s role in IRHP review

RBS has been named as an interested party in three petitions for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar petition from a customer of another UK bank, also against KPMG.

Notes

16. Litigation, investigations and reviews (continued)

The Administrative Court is still to determine whether to allow the latest three claims by RBS customers to proceed to a full hearing, and they are both likely to be stayed pending the outcome of the other bank’s case, in which the customer has already received permission to proceed. That case will decide whether a section 166-appointed Skilled Person is susceptible to judicial review. If so, the additional claims which seek to open the decisions of KPMG as Skilled Person on RBS's IRHP redress programme are likely to then proceed to full hearing and assess the fairness of KPMG’s redress programme decisions in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains considerable uncertainty and the judicial review is at an early stage, it is not practicable reliably to estimate the impact of such matters, if any, on RBS which may be material.

FSA mystery shopping review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress is currently being paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS has agreed with the FCA that it will carry out a wider review/remediation exercise – the precise scope of this has yet to be finalised. In addition, RBS has agreed with the FCA that it will carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed during the second half of 2015.

RBS provisions in relation to investment advice total £150 million to date for these matters including for the six months ended 30 June 2015 (of which £59 million had been utilised at 30 June 2015).

Notes

16. Litigation, investigations and reviews (continued)

Card Protection Plan Limited

In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including RBS, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. RBS has made appropriate provision based on its estimate of exposure arising from this scheme.

Packaged accounts

As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made provisions totalling £307 million to date for this matter.

FCA review of RBS’ treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’ treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review is focused on RBS’ UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’ Global Restructuring Group or within similar units within RBS’ Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

On 17 January 2014, a Skilled Person was appointed. RBS is fully cooperating with the FCA in its review. The Skilled Person review focuses on the allegations made by Lawrence Tomlinson in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The timing for the delivery of the initial findings of such review by the Skilled Person to RBS and the FCA is not finally determined but may be during the fourth quarter of 2015. RBS will have an opportunity to respond to any findings of such review before the Skilled Person delivers its final report. In the event that the Skilled Person’s review concludes that there were material failings in RBS’ treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against RBS, as well as potentially wider investigations and litigation related to RBS’s treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on RBS.

Notes

16. Litigation, investigations and reviews (continued)

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains considerable uncertainty around the outcomes of the ongoing EC investigation, proceedings and regulation are not yet fully known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance

Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). RBS has made provisions totalling £3.8 billion to date for this matter, including £0.1 billion in the six months ending 30 June 2015, of which £3.1 billion had been utilised by that date.

RBS is monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon in November 2014 that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI cases referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin  decision on complaints about PPI generally. RBS is in active dialogue with FOS and the FCA on this issue. At this stage, as there remains considerable uncertainty regarding the application of the Plevin decision (including to previously settled cases), it is not practicable reliably to estimate the potential impact on RBS, which may be material.

Notes

16. Litigation, investigations and reviews (continued)

UK personal current accounts/retail banking

Following the OFT’s publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the CMA announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR. The MIR will be a wide-ranging 18-24 month Phase 2 inquiry. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that the CMA would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC’s investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the  aggregate impact, if any, on RBS which may be material.

Williams & Glyn

On 28 May 2015 HM Treasury asked the CMA to assess the likely impact of the latest proposals for the divestment of Williams & Glyn for competition in the UK banking sector. On 24 July 2015 HM Treasury announced that it had asked the CMA to delay finalising its advice until later in the year. At this stage the outcome of the review cannot be predicted. As a result there is a risk that the CMA might recommend changes to the current Williams & Glyn divestment plan.

Notes

16. Litigation, investigations and reviews (continued)

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management (the latter to launch late 2015 if undertaken). The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report towards the end of 2015/early 2016 with a final report in Spring 2016. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Credit default swaps (CDS) investigation

RBS is a party to the EC’s antitrust investigation into the CDS information market. RBS has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

Loan securitisation business investigations

In the United States, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

Notes

16. Litigation, investigations and reviews (continued)

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, relating primarily to due diligence on loans purchased for, or otherwise included in, securitisations and related disclosures. RBS Securities Inc. was recently informed that the Connecticut Department of Banking has authorised the attorney general of Connecticut to issue notices concerning a possible administrative proceeding against RBS Securities Inc., which proceeding could seek civil monetary penalties and restitution for alleged violations of Connecticut law, among other remedies. RBS Securities Inc. will have the opportunity to respond setting out its position as to why the Department of Banking should not commence legal proceedings against it. The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March 2015, a former RBS Securities Inc. trader pled guilty in the United States District Court for the District of Connecticut to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of RMBS related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on RBS which is expected to be material.

US mortgages - loan repurchase matters

RBS’s CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

Notes

16. Litigation, investigations and reviews (continued)

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2015, Citizens received US$265 million in repurchase demands and indemnification payment requests in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and RBS has not ceased making foreclosures.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on RBS which may be material.

Citizens consent orders

The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to improve and bring their practices into compliance with regulatory guidance. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

Notes

16. Litigation, investigations and reviews (continued)

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the relevant Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues identified by Citizens arising from other consumer products and related practices and policies, and they could face potential civil litigation.

Governance and risk management consent order

In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS’s US operations,
●	a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the US (the US Branches) on a consolidated basis,
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●

a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

Notes

16. Litigation, investigations and reviews (continued)

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 RBS  and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS  and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS  agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s  global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements RBS agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their review was submitted to the authorities on 14 June 2015. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme.

Notes

16. Litigation, investigations and reviews (continued)

The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015 under the terms of the Programme. RBS has made appropriate provision based on its estimate of exposure arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd

A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd is cooperating with the relevant authorities.  RBS has made appropriate provision based on its estimate of exposure arising from this investigation.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until March 2015, RBS provided over £955 million of lending under the EFG scheme. RBS has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, RBS announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review is ongoing but has been completed for a small number of customers and RBS is in the process of advising these customers of their review outcome, which in some cases involves payment of redress. At this stage, as there remains considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate potential impact on RBS which may be material.

17. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Notes

17. Related party (continued)

Other related parties

(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2014 are included in the 2014 Annual Report on Form 20-F.

18. Recent developments

July Budget

On 8 July 2015 a number of proposed changes to the UK corporate tax system were announced. In accordance with IFRS these changes will be accounted for when they are substantively enacted which is expected to be in October 2015.

The most relevant proposed measures include:

●

Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020.  Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●	A corporation tax surcharge of 8% on UK banking entities from 1 January 2016. This is expected to increase RBS’s corporation tax liabilities and vary the carrying value of its deferred tax balances;
●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and
●	Making compensation in relation to misconduct non-deductible for corporation tax.

It is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter.

Citizens

On 29 July 2015, RBS announced the final pricing for a further offering of 86 million shares in Citizens and the grant of a 15% over-allotment option to underwriters giving them a 30-day option to purchase an additional 12.9 million shares. Gross proceeds will be US$2.2 billion (£1.4 billion), ($2.6 billion (£1.6 billion) assuming exercise in full of the over-allotment option). Concurrently, Citizens intends to repurchase 9.6 million shares (US$250 million) from RBS. Once these transactions have completed and assuming the over-allotment option is exercised in full, RBS will own 110.5 million shares - 20.9% of Citizens’ common stock and will record an estimated £1.1 billion profit (including £0.9 billion reclassified from equity).

Following this significant reduction in its voting interest, RBS will no longer control Citizens for accounting purposes and will cease to consolidate it; reducing total assets by approximately £78 billion. RBS’s remaining investment in Citizens will be an associate classified as held for sale.

Citizens will however continue to be consolidated for the purposes of regulatory capital as RBS will retain certain veto rights notwithstanding the reduction in its interest in CFG.

Notes

18. Recent developments (continued)

Capital

AT1 securities

As part of our commitment to continue building our capital ratios, we plan to launch our inaugural Additional Tier 1 securities offering over the next few days, subject to market conditions.

Preference shares

RBS intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015.

19. Post balance sheet events

There have been no significant events between 30 June 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Summary risk factors

Summary of our Principal risks and uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and Risk Management section of the 2014 Annual Report on Form 20-F. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 466 to 484 of the Group’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission in the US on 31 March 2015.

●

The Group is implementing a large number of existing and new programmes and initiatives intended to improve the Group’s capital position, meet legal and regulatory requirements and  result in the  Group  becoming a safer  and  more  competitive, customer focused and profitable bank.  These  initiatives include, among other  things,  the  execution of the  Group’s strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the “2013/2014 Strategic Plan”) as well as a major investment programme to upgrade and rationalise the Group’s information technology (“IT”) and operational infrastructure (the “IT and Operational Investment Plan”), further initiatives designed to reduce the size of the Group’s balance sheet and de-risk its business, in particular through  the  divestments of the  Group’s  interest  in  Williams  &  Glyn,  its  remaining stake  in  Citizens  and  the  “higher  risk  and  capital  intensive assets” in RCR as well as a significant restructuring of  the Group’s Corporate and Institutional Banking (“CIB”) segments  and of the Group’s business as a result of  the implementation of the regulatory ring-fencing of retail banking operations (the “ring-fence”).  Together, these initiatives are referred to as the “Transformation Plan” and present significant risks for the Group, including the following:

○

The Transformation Plan, and in particular the restructuring of the Group’s CIB business and the divestment of certain of the Group’s portfolios and businesses, including its remaining stake in  Citizens, are designed to allow the Group to achieve its capital targets. There is no assurance that the Group will be able to successfully implement these initiatives on which its capital plan depends or that it will achieve its goals within the time frames contemplated;

○

The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require significant restructuring of the Group and its businesses with the possible transfer of a large number of customers between new or existing legal entities. This implementation exercise will be complex, costly, will result in significant changes for the Group’s customers and there is no certainty that the Group will be able to implement the ring-fence successfully or in time to meet the regulatory deadline of 2019;

○

The changes to the Group resulting from the implementation of the Transformation Plan will result in major changes to the Group’s corporate structure, the delivery of its business activities in the UK and other jurisdictions as well as the Group’s business model. Although the goals of the Transformation Plan are for the Group to emerge as a less complex and safer bank, there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank at the end of this long period of restructuring;

○

The level of structural change required to implement the Group’s Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group’s structure and business as a result of the implementation of the Transformation Plan, may result in increased competitive pressures on the Group;

Summary risk factors

○

Substantial investments are being made in the Group’s IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, could have a material adverse effect on the Group’s business and its ability to retain or grow its customer business and remain competitive.

●

The Group’s  ability  to  implement  its  Transformation  Plan  and  its  future  success  depends  on  its  ability  to  attract  and  retain  qualified  personnel.  The  Group  could  fail  to  attract  or  retain  senior management,  which may include members of the Group Board, or other key employees. The Group’s changing strategy has led to the departure of many talented staff. Implementation of the Group’s Transformation Plan, and in particular of  the  ring-fence and restructuring of the  Group’s CIB business, as well  as  increased legal and regulatory supervision, including the implementation of the  new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the “Banking Reform Act 2013”) including the new Senior Persons Regime, may further hinder the Group’s  ability  to  attract  or  retain  senior  management and  other  skilled  personnel. Following the  implementation of CRD  IV  and  the  Government’s views  on  variable  compensation, there  is  now  a restriction on the Group’s ability to pay individual bonuses greater than fixed remuneration,  as well as extended deferral and clawback periods, which may put the Group at a competitive disadvantage.  An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group’s strategy and regulatory commitments.

●

The Group  has  been, and  continues to be,  subject to litigation and  regulatory and  governmental investigations (including active civil and criminal investigations) that  may  impact its business, reputation, results of  operations and  financial condition.  Although  the  Group  settled  a  number  of  legal  proceedings and regulatory  and governmental investigations  during  2014 and the six months ended 30 June, 2015, the  Group  is  expected  to  continue  to  have  material  exposure  to  litigation,   regulatory and governmental proceedings in  the short to medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgments in litigation (including settlements of any such proceedings) could result in restrictions or limitations on the Group’s operations, give rise to additional legal claims, or have a material adverse effect on the Group’s reputation, results of operations and capital position. The Group  also expects greater regulatory and  governmental scrutiny for  the  foreseeable future  particularly as it  relates to compliance with historical, existing and new laws and regulations.

●

Following the  election in May 2015 in the  UK,  there is uncertainty around how the policies of  the  recently elected Conservative government may impact the  Group, including the referendum on the UK’s membership of the EU currently proposed to be held by the end of 2017. The implementation  of these policies, including the outcome of the EU referendum  and consequences for the UK and its constituent countries arising from it, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements  to which it is subject.

●

Operational and reputational risks are inherent in the Group’s businesses, but are heightened as a result of the implementation of the Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

Summary risk factors

●

Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group’s businesses, as it continues to refocus its operations on the UK. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, the continued prolonged periods of low interest rates, the impact of any Greek sovereign default or exit from the Eurozone and slowing growth in China, have adversely affected and may continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

●

The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or future proposals and the uncertainty arising from the consistent implementation of such rules in the various jurisdictions in which the Group operates. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group’s continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and, to a lesser extent the UK’s credit ratings.

●

The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, product offerings and business models as well as the risks that the Group may be subject to an increased number of regulatory investigations and legal proceedings and may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing in the UK and other jurisdictions in which the Group operates which may result in further legislative changes.

●

The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the Group, various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●

The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group’s information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group’s reputation, businesses and brands.

Summary risk factors

●

As a result of the UK Government’s majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the company’s shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the company from the Official List.

●

The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the Group’s pension plan as a result of the implementation of the ring-fence. The Group may also be required to make further contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

●

The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group’s investment and trading portfolios and may have a material adverse effect on the Group’s financial performance and business operations.

●

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●

Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

29 July 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Howard Davies Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Additional information

Share information

	30 June 2015	31 March 2015	31 December 2014

Ordinary share price	351.5p	340.0p	394.4p

Number of ordinary shares in issue	6,470m	6,414m	6,366m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

Total number of ordinary and equivalent B shares in issue	11,570m	11,514m	11,466m

Exchange rates

The following table shows the principal exchange rates.

£1 = €	Half year average	Quarter average	Period end

30 June 2015	1.365	1.385	1.411
31 March 2015		1.345	1.382
31 December 2014		1.268	1.285
30 June 2014	1.218	1.228	1.249

£1 = US$	Half year average	Quarter average	Period end

30 June 2015	1.524	1.532	1.572
31 March 2015		1.514	1.485
31 December 2014		1.582	1.562
30 June 2014	1.669	1.683	1.711

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2015.

As at 30 June 2015
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,470
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,981
Retained earnings and other reserves	49,083

Owners’ equity	56,064

Group indebtedness
Subordinated liabilities	19,683
Debt securities in issue	41,819

Total indebtedness	61,502

Total capitalisation and indebtedness	117,566

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above. The information contained in the table above has not changed materially since 30 June 2015.

On 30 July 2015, RBS announced its intention to redeem four series of its outstanding dollar preference shares, represented by American depositary shares, on 1 September 2015. The total aggregate amount of the securities to be redeemed is expected to be approximately $1.9 billion, which will reduce retained earnings by approximately £1.2 billion.

Additional information

Other financial data

		Year ended 31 December
	Half year ended 30 June 2015 (5)	2014	2013	2012	2011	2010

Return on average total assets (1)	-	(0.3%)	(0.7%)	(0.4%)	(0.1%)	(0.1%)
Return on average ordinary and B shareholders’ equity (2)	(0.6%)	(6.3%)	(14.5%)	(8.9%)	(3.1%)	(0.9%)
Average owners’ equity as a percentage of average total assets	5.8%	5.9%	5.6%	5.2%	4.9%	4.6%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	1.07	1.52	(0.51)	0.13	0.78	0.95
- excluding interest on deposits	1.19	2.61	(5.12)	(3.73)	(0.86)	0.52
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.17	1.67	(0.55)	0.13	0.78	0.97
- excluding interest on deposits	1.58	3.58	(6.95)	(4.80)	(0.86)	0.61

Notes:

(1)	Represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to equity holders expressed as a percentage of average ordinary and B shareholders' equity
(3)

For this purpose, earnings consist of operating profit before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for years ended 31 December 2013, 2012, 2011 and 2010 were £9,247 million, £6,353 million, £1,860 million and £397 million respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 were £8,849 million, £6,052 million, £1,860 million and £263 million respectively.

(5)	Based on unaudited numbers.

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	1
General overview	2

Capital management
Pillar 2A and MDA	5
Capital resources	7
Leverage exposure	8
Risk-weighted assets	9

Liquidity and funding risk
Liquidity risk	13
Funding risk	15

Credit risk
Loans and related credit metrics	17
Debt securities	22
Derivatives	23
Key loan portfolios	25

Market risk
Trading portfolios	34
Non-trading portfolios	36

Country risk
Key points	40
Country exposures	42

Presentation of information

The assets and liabilities of disposal groups are presented as single lines in the consolidated balance sheet as required by IFRS. As allowed by IFRS, exposures, measures and ratios in this Appendix include disposal groups, primarily relating to CFG and international private banking, on a line-by-line basis. A summary of this presentation is set out in Appendix 2.

The disclosures in this appendix supplement disclosures in Analysis of results - Balance sheet related key metrics and ratios; Impairment losses; Capital and leverage ratios. An overview by risk type is included in the General overview, supporting analyses and additional detailed commentary are included in specific risk sections.

1

Appendix 1 Capital and risk management

General overview

RBS’s main risks are described in Capital and risk management - Risk coverage in the 2014 Annual Report on Form 20-F. The table below is an overview of these risks, including any developments during H1 2015.

Risk type	Overview
Capital and leverage

•         RBS’s CET1 ratio: continued to strengthen from 11.2% at the end of 2014 to 12.3% at 30 June 2015, an improvement of 110 basis points.

•         Key milestones were:

•        the reduction of CFG ownership interest to 40.8%; and

•        the continued run down of RCR and CIB assets.

•         RWAs: continued to decline with a £30 billion reduction from the 2014 year end to £326 billion, £26 billion above the year end 2015 target of £300 billion, following reductions in CIB (£19.1 billion) and RCR (£7.6 billion).

•         Leverage ratio (under the revised 2014 Basel III leverage ratio framework and the 2015 CRR Delegated Act): 4.6% compared with 4.2% at the end of 2014 reflecting capital strength and leverage exposure reduction, from £940 billion to £875 billion, principally in CIB.

•         RBS plans to issue £4-5 billion of end-point CRR compliant Additional Tier 1, of which £2 billion is planned to be issued in 2015.

Liquidity and funding

•         Liquidity position continues to be robust: the liquidity portfolio of £161 billion at 30 June 2015 covered short-term wholesale funding by more than six times.

•         Liquidity portfolio increased by £10.8 billion in the six months to 30 June 2015 mainly driven by CIB and RCR run-down, Citizens share disposals and continuation of sales from RBS N.V. treasury portfolio.

•         Liquidity coverage ratio (LCR) improved by five percentage points to 117% since the year end. From 1 October 2015, RBS will be required by the PRA to have a LCR of at least 80%.

•         Net stable funding ratio (NSFR) at 30 June 2015 was 115% in total, broadly unchanged from 2014 year end.

•         The loan:deposit ratio fell to 92% at 30 June 2015, primarily reflecting asset reductions and a stable deposit base.

•         Based on its current assessment of the Financial Stability Board’s proposals, RBS may issue £3-£5 billion of qualifying debt per annum between 2015 and 2019 to meet future total loss absorbing capacity requirements.

Conduct and legal

RBS continued to remediate historical conduct issues. RBS co-operated with global regulators on investigations into the foreign exchange market and the more significant penalties were settled. Litigation and conduct costs were £1.3 billion in H1 2015 compared with £0.25 billion in H1 2014. The conduct risk framework was further embedded in Conduct and Regulatory Affairs’ new operating model, focussing assurance coverage and testing towards customer outcomes.

2

Appendix 1 Capital and risk management

General overview (continued)

Risk type	Overview
Credit

o        RBS’s credit risk exposures continued to fall overall, with an improvement in credit quality and a net release of impairment provisions in H1 2015. RCR disposals - particularly in the commercial real estate sector in Ireland - contributed significantly to the reductions in exposure and to the provision release. These results also reflect benign economic and market conditions in the UK and Ireland, better liquidity and increased collateral values. Lower sector and asset/product class limits were implemented following the new CIB strategy.

o        The growth in UK PBB gross mortgage lending was within credit risk appetite and against a backdrop of sustained house price growth in 2015 that has outstripped earnings growth. Economic fundamentals continue to look strong, helping to underpin mild improvements in the UK housing and mortgage market.

o        From a low of US$45 per barrel in January 2015, oil prices recovered to US$61 per barrel by the end of June 2015. However, the market is still considered to be oversupplied and the outlook is uncertain. Risk appetite to the oil and gas sector was further reduced during H1 2015 following a review in March 2015, with continued focus on ensuring that the portfolio remains high investment grade.

o        Overall credit metrics strengthened in the first half of 2015 principally reflecting RCR disposals but also improvements in economic conditions:

•        Credit risk RWAs fell by £23 billion or 8% to £273 billion at 30 June 2015 from

     £295 billion at the 2014 year end primarily reflecting CIB portfolio sales and risk reduction and RCR disposal strategy.

•        Impairment provisions of £11.3 billion (2014 - £18.0 billion) covered risk      elements in lending (REIL) of £18.7 billion (2014 - £28.2 billion) by 60% (2014      - 64%).

•        CRE lending fell to £36.4 billion from £43.3 billion at the end of 2014, of which      £7.2 billion (2014 - £13.3 billion) was in REIL with provision coverage of 64%      (2014 - 68%).

Market

Average trading internal VaR decreased to £21.8 million (H1 2014 - £30.6 million; FY 2014 - £27.8 million), largely in credit spread VaR, reflecting the continued exit from the US asset-backed products trading business. Market risk RWAs decreased by £1.7 billion to £22.3 billion, driven by a decline in the standardised risk capital charge reflecting reduced securitisation exposures in the trading book, partly offset by a small increase in the Pillar 1 risk capital charge.

Non-trading interest rate VaR was lower as RBS positioned its structural interest rate closer to the neutral position prescribed by its risk management policy

3

Appendix 1 Capital and risk management

General overview (continued)

Risk type	Overview
Country

RBS continued to maintain a cautious stance as it becomes a UK-centred bank with a focus on Western Europe. Total eurozone net balance sheet exposure decreased by £12 billion or 12% to £85.6 billion in the first half of 2015. Eurozone periphery exposures decreased by £7.4 billion or 24%, to £24.0 billion. Most of this reduction was in Italy, driven by maturity of derivative transactions and higher short positions due to uncertainty around Greece, and in Ireland, reflecting RCR portfolio sales and currency movements. Total exposure to Greece was reduced from £0.4 billion to £110 million and £86 million after the effect of credit mitigation. Exposure to Russia remained under strict control and continued to be reviewed regularly against international sanctions.

Operational

The risks associated with RBS’s transformation plan are being closely monitored. Separate to this activity, in June, there was a one or two day delay to payments applied to some customer accounts. A detailed investigation is underway into the root cause of the problem - the findings will be used to reduce the risk of recurrence.

Regulatory	The level of regulatory risk remained high, given the large volume of regulatory change still impacting the industry. Various legacy conduct issues also continued to be managed.
Reputational

The most material threats to RBS’s reputation continued to be as a result of conduct and operational-related matters: RBS was the subject of investigations and review by a number of regulators, some of which resulted in fines and public censure. The failure of IT systems in June 2015 also impacted customers, with reputational damage to the bank.

Business	RBS further reduced its business risk profile by continuing to scale back CIB's business activities and by pursuing RCR's asset disposal strategy.
Strategic

2015 has seen further progress in RBS’s shift towards the UK and the retail and commercial banking segments to achieve a lower risk profile. Capital ratios continued to increase further towards targets which, when attained, will provide RBS with increased strategic options

4

Appendix 1 Capital and risk management

Capital management

RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity. For a description of the capital management framework, governance and basis of preparation refer to Capital management in the 2014 Annual Report on Form 20-F.

Pillar 2A and MDA

RBS’s current Pillar 2A requirement is 3.4% of RWAs (31 December 2014 - 3.5%). From 1 January 2015, 56% of the total Pillar 2A or 1.9% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time regulatory assessment of the amount of capital that is required to be held to meet the overall financial adequacy rules. This PRA assessment may change over time, including as a result of at least an annual assessment and supervisory review of RBS’s Internal Capital Adequacy Assessment Process (ICAAP); the latest ICAAP based on the end of 2014 data was completed in May 2015.

RBS’s capital risk appetite framework, which informs its capital targets, includes consideration of the maximum distributable amount (MDA) requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, on the illustrative assumption that current estimates of Pillar 2A remain constant, RBS estimates that its ‘fully phased’ CET1 MDA requirement would be 10.4% in 2019, assuming RBS’s current risk profile is unchanged. It should be noted that this estimate does not reflect the anticipated impact of RBS’s planned restructuring and balance sheet risk reduction programmes, changes in the regulatory framework or other factors that could impact target CET1 ratios. This estimated 2019 MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio;
●	2.5% Capital conservation buffer;
●	1.9% Pillar 2A CET1 ratio; and
●	1.5% Global Systemically Important Institution buffer.

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.6% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to accommodate regulatory and other changes.

5

Appendix 1 Capital and risk management

Developments in prudential regulation

The European Union Capital Requirements Regulation (CRR) is in transition until 2019. Recent developments are set out below.

Capital

The Basel Committee on Banking Supervision (BCBS) has consulted on implementing capital floors, and the expectation is that the framework design will be based on a standardised methodology that is currently being revised.

Systemic capital buffers - Global Systemically Important Banks (G-SIB) are assessed according to methodology set out by BCBS, and an additional loss absorbency requirement has been set according to the size. An annual assessment of size is undertaken and RBS is currently required to hold a 1.5% buffer. Additional requirements are being set for domestic (D-SIB) by the EBA (up to 2%) and for ring-fenced banks by the Financial Policy Committee of the Bank of England (up to 3%).

BCBS is still considering its proposals on the possible inclusion of interest rate risk in the banking book within Pillar 1 capital rather than the existing Pillar 2 treatment. Similarly, there is a possibility that operational risk charges will be moved from Pillar 2 to Pillar 1 capital.

A comprehensive review by BCBS into the market risk framework (Fundamental Review of the Trading Book) is likely to result in changes to the banking book/trading book boundary, replacing VaR with an expected shortfall model and new, more risk sensitive standardised methodologies which will need to be calculated for the entire book, regardless of whether a firm has permission to use a modelled approach.

BCBS has finalised rules for the capital requirements of securitisation positions. There is a new hierarchy of methods, as well as changes to the methodologies. The new rules, effective from 1 January 2018, aim to reduce reliance on credit rating agencies, although their use will still be permitted subject to local approval, reduce cliff effects seen in the current rules, and enhance risk sensitivity.

PRA has published a new approach to setting Pillar 2 capital requirements, replacing the capital planning buffer with a ‘PRA buffer’. Broadly this follows the consultation paper of January 2015.

Disclosure requirements required by regulators will be more frequent, more extensive and much more standardised (Pillar 3). BCBS requirements will be introduced from the end of 2016 and the more detailed EU requirements are being phased in during late 2015.

Leverage ratio

The PRA is consulting on implementation of a UK leverage ratio framework, expected to come into force from 2016, which will incorporate a systemic capital buffer and a countercyclical buffer when establishing the minimum leverage ratio for banks. There will also be disclosures and related measurement bases for exposures.

Recovery & resolution planning

The Financial Stability Board is continuing impact studies on Total Loss Absorbency Capacity (TLAC) for G-SIBs with an expectation of final proposals to be issued in late 2015 for implementation in 2019. Minimum requirement for eligible liabilities (MREL) is the EU equivalent of TLAC but is not restricted to G-SIBs. The required amount will be set on a case by case basis by resolution authorities, with the Bank of England proposing that MREL be aligned to TLAC.

6

Appendix 1 Capital and risk management

Capital resources
	End-point CRR basis (1)			PRA transitional basis (1)
	30 June	31 March	31 December	30 June	31 March	31 December
	2015	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m	£m

Shareholders’ equity (excluding
non-controlling interests)
Shareholders’ equity	56,064	56,808	57,246	56,064	56,808	57,246
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(634)	(634)	(784)	(634)	(634)	(784)
	51,117	51,861	52,149	51,117	51,861	52,149

Regulatory adjustments and deductions
Own credit	345	609	500	345	609	500
Defined benefit pension fund
adjustment	(250)	(245)	(238)	(250)	(245)	(238)
Cash flow hedging reserve	(435)	(1,109)	(1,029)	(435)	(1,109)	(1,029)
Deferred tax assets	(1,206)	(1,140)	(1,222)	(1,206)	(1,140)	(1,222)
Prudential valuation adjustments	(366)	(393)	(384)	(366)	(393)	(384)
Goodwill and other intangible assets	(7,198)	(7,619)	(7,781)	(7,198)	(7,619)	(7,781)
Expected losses less impairments	(1,319)	(1,512)	(1,491)	(1,319)	(1,512)	(1,491)
Other regulatory adjustments	(635)	(327)	(585)	(612)	(305)	(855)

	(11,064)	(11,736)	(12,230)	(11,041)	(11,714)	(12,500)

CET1 capital	40,053	40,125	39,919	40,076	40,147	39,649

Additional Tier 1 (AT1) capital
Qualifying instruments and related
share premium subject to phase out	-	-	-	6,709	5,092	5,820
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	-	1,114	1,648

AT1 capital	-	-	-	6,709	6,206	7,648

Tier 1 capital	40,053	40,125	39,919	46,785	46,353	47,117

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	5,433	5,734	5,542	10,141	6,254	6,136
Qualifying instruments issued by
subsidiaries and held by third parties	2,748	2,955	3,175	3,432	6,716	7,490

Tier 2 capital	8,181	8,689	8,717	13,573	12,970	13,626

Total regulatory capital	48,234	48,814	48,636	60,358	59,323	60,743

Note:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 for the PRA transitional basis.

7

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement

The table below analyses the movement in end-point CRR CET1 and Tier 2 capital for the half year ended 30 June 2015.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2015	39,919	8,717	48,636
Loss for the year net of movements in fair value of own credit	(308)	-	(308)
Share capital and reserve movements in respect of employee share schemes	161	-	161
Ordinary shares issued	150	-	150
Foreign exchange reserve	(1,166)	-	(1,166)
AFS reserves	(55)	-	(55)
Decrease in goodwill and intangibles deduction	583	-	583
Deferred tax assets	16	-	16
Prudential valuation adjustments	18	-	18
Excess of expected loss over impairment provisions	172	-	172
Dated subordinated debt issues/(maturities)	-	(50)	(50)
Net dated subordinated debt/grandfathered instruments	-	(76)	(76)
Foreign exchange movements	-	(400)	(400)
Other movements	563	(10)	553

At 30 June 2015	40,053	8,181	48,234

Leverage exposure

Basis of preparation

The leverage exposure set out on page 25 of the main announcement is based on the revised 2014 Basel III leverage ratio framework and the 2015 CRR Delegated Act. Additional analysis of derivative notionals and undrawn commitments, two of the major components contributing to the leverage exposure is set out below.

The table below analyses the derivative notionals by maturity for contracts other than credit derivatives, and credit derivatives by qualifying and non-qualifying.

				Credit derivatives (2)
	Derivatives other than credit derivatives (1)				Non-
	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total
Derivative notionals	£bn	£bn	£bn	£bn	£bn	£bn
30 June 2015
Interest rate	9,642	6,631	3,850			20,123
Exchange rate	3,403	505	288			4,196
Equity	42	16	2			60
Credit				78	22	100

Total	13,087	7,152	4,140	78	22	24,479

31 December 2014

Interest rate	11,069	10,423	5,839			27,331
Exchange rate	3,649	720	306			4,675
Equity	42	33	2			77
Commodities	1	-	-			1
Credit				99	26	125

Total	14,761	11,176	6,147	99	26	32,209

Notes:

(1)

Derivative potential future exposures (PFE) are calculated based on the notional value of the contracts and is dependent on the type of contract. For contracts other than credit derivatives the PFE is based on the type and maturity of the contract after the effect of netting arrangements.

(2)

The PFE on credit derivatives is based on add-on factors determined by the asset quality of the referenced instrument. Qualifying credit derivatives attract a PFE add-on of 5% and have reference securities issued by public sector entities, multilateral development banks or other investment grade issuers. Non-qualifying credit derivatives attract a PFE add-on of 10%.

8

Appendix 1 Capital and risk management

Leverage exposure (continued)

Weighted undrawn commitments
		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.2	0.4	1.2	0.1	3.6	2.6	1.8	-	12.9
Items with a 20% CCF	0.1	-	0.4	-	2.0	0.1	0.3	-	2.9
Items with a 50% CCF	5.4	0.6	15.0	0.7	22.5	0.8	7.9	0.3	53.2
Items with a 100% CCF	0.1	0.1	2.2	0.4	7.7	3.6	1.4	0.2	15.7

	8.8	1.1	18.8	1.2	35.8	7.1	11.4	0.5	84.7

31 December 2014

Unconditionally cancellable items (1)	3.1	0.1	1.0	0.2	2.4	-	1.8	-	8.6
Items with a 20% CCF	0.4	-	0.7	0.1	3.2	-	0.4	-	4.8
Items with a 50% CCF	4.8	1.0	9.8	1.4	36.8	1.6	7.8	0.5	63.7
Items with a 100% CCF	0.1	0.3	2.2	0.8	10.2	3.9	1.5	0.3	19.3

	8.4	1.4	13.7	2.5	52.6	5.5	11.5	0.8	96.4

Note:

(1)	Based on a 10% credit conversion factor.

Risk-weighted assets

The tables below analyse the movement in RWAs on the end-point CRR basis during H1 2015, by key drivers.

	Credit risk RWAs
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2015	264.7	30.4	295.1
Foreign exchange movement	(3.5)	0.1	(3.4)
Business movements	(12.9)	(3.3)	(16.2)
Risk parameter changes	(4.1)	-	(4.1)
Methodology changes	(0.2)	-	(0.2)
Model updates	0.7	(0.1)	0.6
Other changes	0.3	0.4	0.7

At 30 June 2015	245.0	27.5	272.5

Modelled (1)	143.7	24.2	167.9
Non-modelled	101.3	3.3	104.6

	245.0	27.5	272.5

	Market risk RWAs			Operational
	CIB	Other	Total	risk RWAs	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2015	18.9	5.1	24.0	36.8	60.8
Business and market movements	(0.8)	(0.9)	(1.7)	(5.2)	(6.9)

At 30 June 2015	18.1	4.2	22.3	31.6	53.9

Modelled (1)	15.4	3.3	18.7	-	18.7
Non-modelled	2.7	0.9	3.6	31.6	35.2

	18.1	4.2	22.3	31.6	53.9

Note:

(1)

Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to CIB (£71.8 billion) and Commercial Banking (£50.5 billion).

9

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

The table below analyses the movement in end-point CRR RWAs by segment during the half year.

		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2015	42.8	23.8	64.0	11.5	107.1	16.3	68.4	22.0	355.9
Foreign exchange movement	-	(1.5)	(0.3)	0.1	(1.0)	-	(0.3)	(0.4)	(3.4)
Business movements	(0.6)	(0.4)	1.1	(0.8)	(18.3)	(0.6)	1.7	(5.2)	(23.1)
Risk parameter changes (1)	(1.3)	(0.7)	(0.2)	-	0.3	(0.2)	-	(2.0)	(4.1)
Methodology changes (2)	-	-	(0.2)	-	-	-	-	-	(0.2)
Model updates (3)	(0.2)	-	-	-	1.4	(0.6)	-	-	0.6
Other changes	0.3	-	2.5	(1.0)	(1.5)	0.4	-	-	0.7

At 30 June 2015	41.0	21.2	66.9	9.8	88.0	15.3	69.8	14.4	326.4

Credit risk
- non-counterparty	32.0	19.6	60.7	8.2	38.6	14.1	64.0	7.8	245.0
- counterparty	-	0.1	-	-	22.9	0.6	0.9	3.0	27.5
Market risk	-	-	-	0.1	18.1	0.1	-	4.0	22.3
Operational risk	9.0	1.5	6.2	1.5	8.4	0.5	4.9	(0.4)	31.6

Total RWAs	41.0	21.2	66.9	9.8	88.0	15.3	69.8	14.4	326.4

Key points

•	RWAs fell by £29.5 billion to £326.4 billion in the first half of 2015 principally in CIB and RCR.
•	CIB reduced RWAs by £19 billion to £88 billion in line with expected business run-off as it implemented the new strategy. These reductions included:
	○	regional loan portfolio disposals and run-offs (£6.8 billion), including US corporate loan portfolio sales to Mizuho (£3.2 billion);
	○	US asset-backed product exit (£2.3 billion);
	○	other trading portfolio disposals (£2.1 billion);
	○	restructuring of certain derivative transactions (£1.7 billion); and
	○	run down of the trade finance in GTS in line with contractual maturities (£3.2 billion).
•	RCR disposal and run-off strategy continued to progress, resulting in RWA reductions of £7.6 billion.
•	Improvements in credit quality metrics contributed to RWA decreases in Ulster Bank and UK PBB.
•	Sterling strengthening against the euro and US dollar resulted in lower RWAs in Ulster Bank and CIB.
•	Commercial Banking RWAs at 30 June 2015 included the transfer of UK Corporate coverage from CIB (£2.3 billion) and Private Banking RBSI (£1.5 billion).
•	Annual recalculation of operational risk resulted in a £5.2 billion RWA reduction, primarily £3.4 billion in CIB and £0.4 billion in both UK PBB and Private Banking.
•	In terms of RWA density for AIRB portfolios:
	○	other sovereign density decreased from 25% to 17% following the sale of term loans in RCR;
	○	non-bank financial institution density increased from 38% to 45% primarily reflecting close-out of a large low risk-weighted exposure and implementation of new LGD and PD models;
	○	commercial property RWA density increased overall principally due to the impact of RCR disposals, including defaulted assets; and
	○	the increase in RWA density for oil and gas and mining and metal sectors reflected implementation of the new large corporate PD model for mining exposures.

10

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

EAD and RWA density

The tables below show exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density by sector cluster.

	EAD post CRM (1,2)			RWAs (1)			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
30 June 2015	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	47,477	55,729	103,206	1,868	1	1,869	4	-	2
Central government	16,564	12,287	28,851	1,652	162	1,814	10	1	6
Other sovereign	3,958	7,473	11,431	671	327	998	17	4	9

Total sovereign	67,999	75,489	143,488	4,191	490	4,681	6	1	3

Financial institutions (FI)
Banks	27,831	2,387	30,218	12,822	569	13,391	46	24	44
Other FI (2)	35,420	20,727	56,147	15,982	9,380	25,362	45	45	45
SSPEs (3)	14,282	2,326	16,608	5,480	4,078	9,558	38	175	58

Total FI	77,533	25,440	102,973	34,284	14,027	48,311	44	55	47

Corporates
Property
- UK	42,808	3,493	46,301	21,824	3,478	25,302	51	100	55
- Ireland	4,077	15	4,092	912	15	927	22	100	23
- Other Western Europe	3,526	484	4,010	1,520	503	2,023	43	104	50
- US	1,036	8,024	9,060	519	8,059	8,578	50	100	95
- RoW	1,639	361	2,000	1,115	335	1,450	68	93	73

Total property	53,086	12,377	65,463	25,890	12,390	38,280	49	100	58
Natural resources
- Oil and gas	11,145	2,043	13,188	5,401	1,856	7,257	48	91	55
- Mining and metals	2,438	613	3,051	2,058	641	2,699	84	105	88
- Other	13,793	974	14,767	5,227	759	5,986	38	78	41
Transport
- Shipping	6,322	2,731	9,053	4,186	2,745	6,931	66	101	77
- Other	19,794	3,091	22,885	8,310	2,734	11,044	42	88	48
Manufacturing	25,070	8,408	33,478	10,801	8,219	19,020	43	98	57
Retail and leisure	21,388	8,095	29,483	12,786	7,981	20,767	60	99	70
Services	21,919	7,973	29,892	12,901	8,028	20,929	59	101	70
TMT (4)	10,131	2,785	12,916	5,513	2,671	8,184	54	96	63

Total corporates	185,086	49,090	234,176	93,073	48,024	141,097	50	98	60

Personal
Mortgages
- UK	117,153	7,803	124,956	10,123	3,188	13,311	9	41	11
- Ireland	13,992	35	14,027	11,416	16	11,432	82	46	81
- Other Western Europe	198	324	522	16	136	152	8	42	29
- US	132	20,629	20,761	10	10,061	10,071	8	49	49
- RoW	422	724	1,146	37	284	321	9	39	28

Total mortgages	131,897	29,515	161,412	21,602	13,685	35,287	16	46	22
Other personal	30,446	17,239	47,685	12,366	12,801	25,167	41	74	53

Total personal	162,343	46,754	209,097	33,968	26,486	60,454	21	57	29
Other items	4,118	17,885	22,003	2,364	15,543	17,907	57	87	81

Total	497,079	214,658	711,737	167,880	104,570	272,450	34	49	38

For the notes to this table refer to the following page.

11

Appendix 1 Capital and risk management

Risk-weighted assets: EAD and RWA density (continued)

	EAD post CRM (1,2)			RWAs (1)			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	44,007	50,539	94,546	1,632	78	1,710	4	-	2
Central government	16,373	9,944	26,317	1,775	61	1,836	11	1	7
Other sovereign	4,936	6,548	11,484	1,250	386	1,636	25	6	14

Total sovereign	65,316	67,031	132,347	4,657	525	5,182	7	1	4

Financial institutions (FI)
Banks	32,777	2,081	34,858	15,089	488	15,577	46	23	45
Other FI (2)	41,420	22,535	63,955	15,585	9,960	25,545	38	44	40
SSPEs (3)	17,504	2,634	20,138	6,216	4,410	10,626	36	167	53

Total FI	91,701	27,250	118,951	36,890	14,858	51,748	40	55	44

Corporates
Property
- UK	48,081	3,463	51,544	23,736	3,390	27,126	49	98	53
- Ireland	7,541	31	7,572	1,283	33	1,316	17	106	17
- Other Western Europe	4,625	431	5,056	2,321	445	2,766	50	103	55
- US	1,334	7,481	8,815	722	7,551	8,273	54	101	94
- RoW	2,048	284	2,332	1,296	249	1,545	63	88	66

Total property	63,629	11,690	75,319	29,358	11,668	41,026	46	100	54
Natural resources
- Oil and gas	15,704	1,876	17,580	6,864	1,665	8,529	44	89	49
- Mining and metals	3,744	635	4,379	2,602	660	3,262	69	104	74
- Other	16,173	1,070	17,243	6,367	861	7,228	39	80	42
Transport
- Shipping	8,332	2,571	10,903	5,790	2,575	8,365	69	100	77
- Other	21,268	3,297	24,565	9,176	2,865	12,041	43	87	49
Manufacturing	29,450	8,430	37,880	12,673	8,257	20,930	43	98	55
Retail and leisure	24,564	8,262	32,826	14,940	8,027	22,967	61	97	70
Services	23,489	8,426	31,915	13,327	8,350	21,677	57	99	68
TMT (4)	13,555	2,790	16,345	7,079	2,806	9,885	52	101	60

Total corporates	219,908	49,047	268,955	108,176	47,734	155,910	49	97	58

Personal
Mortgages
- UK	113,884	7,794	121,678	10,651	3,121	13,772	9	40	11
- Ireland	15,544	37	15,581	13,137	18	13,155	85	49	84
- Other Western Europe	193	311	504	16	124	140	8	40	28
- US	131	21,088	21,219	10	10,352	10,362	8	49	49
- RoW	407	589	996	39	232	271	10	39	27

Total mortgages	130,159	29,819	159,978	23,853	13,847	37,700	18	46	24
Other personal	31,628	15,971	47,599	13,233	11,805	25,038	42	74	53

Total personal	161,787	45,790	207,577	37,086	25,652	62,738	23	56	30
Other items	4,465	18,363	22,828	3,012	16,580	19,592	67	90	86

Total	543,177	207,481	750,658	189,821	105,349	295,170	35	51	39

Notes:

(1)

Regulatory permissions to model counterparty credit risk exposure is independent from the scope of applying AIRB methodology. As such, standardised EAD and RWA will incorporate an element of modelled counterparty credit risk exposure.

(2)

Exposure at default post credit risk mitigation reflects an estimate of the extent to which a bank will be exposed under a specific facility, in the event of the default of a counterparty; AIRB: advanced internal ratings based; STD: standardised.

(3)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(4)	Securitisation structured purpose entities primarily relate to securitisation related vehicles.
(5)	Telecommunications, media and technology.

12

Appendix 1 Capital and risk management

Liquidity and funding risk

Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to Capital and risk management - Liquidity and funding risk in the 2014 Annual Report on Form 20-F.

Liquidity and related metrics

The table below sets out the key liquidity and related metrics monitored by RBS.

	30 June
	2015	31 March	31 December
	RBS	2015	2014

Liquidity portfolio	£161bn	£157bn	£151bn
Stressed outflow coverage (SCR) (1)	215%	187%	186%
LCR (2)	117%	112%	112%
NSFR (3)	115%	110%	112%
Loan:deposit ratio	92%	95%	95%

Notes:

(1)

RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three internal severe stress scenarios (a market-wide stress, an idiosyncratic stress and a combination of both) in accordance with PRA guidance on Individual Liquidity Adequacy Assessment.

(2)

Within the EU, the LCR is due to come into effect from 1 October 2015 on a phased basis, and replace the current PRA regime from this date. RBS monitors the LCR based on its internal interpretations of the EU Delegated Act rules for the implementation of the LCR. Consequently, RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

(3)

Pending further guidelines from the EU and the PRA, RBS uses its own interpretation of the proposals from the BCBS recommendations to calculate the NSFR. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions. The ratio is due to come into effect from 1 January 2018.

Liquidity portfolio

The table below shows RBS’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	H1 2015
30 June 2015	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	73,218	1,183	1,406	75,807	71,113	66,392
Central and local government bonds
AAA rated governments	3,932	12	1,033	4,977	5,609	6,529
AA- to AA+ rated governments and US agencies	10,202	9,845	2,852	22,899	21,154	20,285
Below AA rated governments	-	-	-	-	80	91
Local government	-	-	-	-	-	24

	14,134	9,857	3,885	27,876	26,843	26,929

Primary liquidity	87,352	11,040	5,291	103,683	97,956	93,321
Secondary liquidity (2)	54,667	2,085	1,022	57,774	57,586	57,024

Total liquidity value	142,019	13,125	6,313	161,457	155,542	150,345

Total carrying value	177,485	14,199	7,262	198,946

For the notes to this table refer to the following page.

13

Appendix 1 Capital and risk management

Liquidity portfolio (continued)

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	66,409	1,368	633	68,410	61,777	61,956
Central and local government bonds
AAA rated governments and US agencies	5,609	-	2,289	7,898	8,729	5,935
AA- to AA+ rated governments	6,902	9,281	1,448	17,631	16,589	12,792
Below AA rated governments	-	-	100	100	-	-
Local government	-	-	82	82	79	21

	12,511	9,281	3,919	25,711	25,397	18,748

Primary liquidity	78,920	10,649	4,552	94,121	87,174	80,704
Secondary liquidity (2)	53,055	2,290	1,189	56,534	57,582	56,017

Total liquidity value	131,975	12,939	5,741	150,655	144,756	136,721

Total carrying value	167,016	13,914	6,055	186,985

Notes:

(1)

The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS’s five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of RBS’s significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

14

Appendix 1 Capital and risk management

Funding risk

The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its businesses. Active management of both asset and liability portfolios is designed to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2015	25.0	47.0	76.4	98.4	13.5	(12.3)	1.2
31 March 2015	27.2	55.3	84.0	112.1	14.3	(14.8)	(0.5)
31 December 2014	27.8	53.3	90.5	116.0	15.4	(13.3)	2.1
30 September 2014	31.4	53.9	94.4	116.9	16.5	(18.2)	(1.7)
30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

The table below shows RBS’s principal funding sources excluding repurchase agreements (repos).

	30 June 2015			31 December 2014
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	21,993	-	21,993	25,503	-	25,503
other deposits	11,938	1,521	13,459	13,137	2,294	15,431

	33,931	1,521	35,452	38,640	2,294	40,934
Debt securities in issue
commercial paper	154	-	154	625	-	625
certificates of deposit	1,413	196	1,609	1,695	149	1,844
medium-term notes	7,842	22,199	30,041	7,741	29,007	36,748
covered bonds	2,625	3,861	6,486	1,284	5,830	7,114
securitisations	8	4,699	4,707	10	5,564	5,574

	12,042	30,955	42,997	11,355	40,550	51,905
Subordinated liabilities	1,057	18,852	19,909	3,274	19,857	23,131

Notes issued	13,099	49,807	62,906	14,629	60,407	75,036

Wholesale funding	47,030	51,328	98,358	53,269	62,701	115,970

Customer deposits
derivative cash collateral (1)	11,133	-	11,133	13,003	-	13,003
financial institution deposits	47,274	1,547	48,821	46,359	1,422	47,781
personal deposits	188,191	5,337	193,528	185,781	6,121	191,902
corporate deposits	157,200	1,832	159,032	159,782	2,403	162,185

Total customer deposits	403,798	8,716	412,514	404,925	9,946	414,871

Total funding excluding repos	450,828	60,044	510,872	458,194	72,647	530,841

Note:

(1)	Cash collateral includes £10,220 million (31 December 2014 - £12,036 million) from financial institutions.

15

Appendix 1 Capital and risk management

Funding risk (continued)

Repos totalled £68.8 billion at 30 June 2015, compared with £64.6 billion at 31 December 2014.

Customer deposits insured through deposit guarantee schemes totalled £163 billion (2014 - £160 billion), the more material of them being UK Financial Services Compensation Scheme (FSCS), £113 billion (2014 - £112 billion); US Federal Insurance Corporation relating to CFG, £40 billion (2014 - £37 billion) and Republic of Ireland’s Deposit Guarantee Scheme, £6 billion (2014 - £7 billion). FSCS deposit protection will decrease from the current limit of £85,000 to £75,000 with effect from 1 January 2016.

RBS is currently subject to the UK bank levy on its consolidated liabilities and equity after taking account of certain exemptions such as regulatory Tier 1 capital, insured deposits and liabilities subject to legally enforceable netting arrangements. The July 2015 Budget Statement, proposed a phased reduction of the bank levy rate from the existing rate of 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from January 2021. There will also be a change in the bank levy’s scope from 1 January 2021, such that UK headquartered banks will be subject to bank levy only on their UK balance sheet liabilities.

16

Appendix 1 Capital and risk management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank’s credit risk framework, governance, policies and methodologies refer to Capital and risk management - Credit risk in the 2014 Annual Report on Form 20-F.

Loans and related credit metrics

The tables below show gross loans and advances (excluding reverse repos) and related credit metrics by segment. Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established. For collectively-assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions	YTD
					of gross	Provisions	as a % of	Impairment	YTD
					loans to	as a %	gross loans	losses/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
30 June 2015	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	1,023	130,688	3,232	2,131	2.5	66	1.6	(17)	439
Ulster Bank	2,495	22,603	4,190	2,410	18.5	58	10.7	(52)	46

PBB	3,518	153,291	7,422	4,541	4.8	61	3.0	(69)	485

Commercial Banking	510	91,009	2,284	898	2.5	39	1.0	27	120
Private Banking	1,176	13,520	150	47	1.1	31	0.3	(3)	1

CPB	1,686	104,529	2,434	945	2.3	39	0.9	24	121

CIB	13,717	57,956	221	143	0.4	65	0.2	(29)	28
Central items	2,385	2,039	1	1	-	100	-	(2)	-
CFG	1,438	61,960	1,240	532	2.0	43	0.9	89	156
RCR	567	11,006	7,396	5,141	67.2	69	46.7	(355)	4,981

	23,311	390,781	18,714	11,303	4.8	60	2.9	(342)	5,771

31 December 2014

UK PBB	641	129,848	3,778	2,604	2.9	69	2.0	268	728
Ulster Bank	1,381	24,719	4,775	2,711	19.3	57	11.0	(365)	131

PBB	2,022	154,567	8,553	5,315	5.5	62	3.4	(97)	859

Commercial Banking	486	86,008	2,506	955	2.9	38	1.1	77	436
Private Banking	972	16,599	226	76	1.4	34	0.5	(5)	37

CPB	1,458	102,607	2,732	1,031	2.7	38	1.0	72	473

CIB	16,910	72,957	197	206	0.3	105	0.3	(7)	-
Central items	2,178	619	7	6	1.1	86	1.0	(12)	55
CFG	1,728	60,142	1,330	536	2.2	40	0.9	194	300
RCR	516	21,909	15,400	10,946	70.3	71	50.0	(1,320)	3,591

	24,812	412,801	28,219	18,040	6.8	64	4.4	(1,170)	5,278

17

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points

•

Loans to banks decreased by £1.5 billion with a strategy-driven reduction of £3.2 billion in CIB, which was partially offset by some increases in other segments. Liquidity management saw an increase in Ulster Bank of £1.1 billion and £0.4 billion in UK PBB.

•	Customer loans fell by £22.0 billion: CIB decreased by £15.0 billion and RCR by £10.9 billion; Commercial Banking and UK PBB saw net growth of £5.0 billion and £0.8 billion respectively.

•

Risk elements in lending (REIL) at £18.7 billion was 4.8% of gross customer loans, a significant improvement on the £28.2 billion (or 6.8%) six months ago. This reflects the success of RCR’s disposal strategy, particularly in relation to Irish assets. REIL is now covered 60% by impairment provisions, lower than 64% as a result of the disposals.

•

In UK PBB, gross customer loans increased by £0.8 billion to £130.7 billion. Mortgage lending was up by £2.2 billion, £1.8 billion in Q2 2015, reflecting targeted growth partially offset by decreases in unsecured lending. Impairments and credit metrics continued to improve. REIL as a percentage of gross loans fell from 2.9% to 2.5% due to repayments of £494 million, reflecting improved asset quality and write-offs of £439 million. Impairment release reflected recoveries on the back of improved economic conditions.

•

Ulster Bank: gross customers lending was £2.1 billion lower primarily driven by the weakening euro. Significant growth in new lending volumes was more than offset by continued customer deleveraging including a reduction in the tracker mortgage portfolio. Improved economic conditions and lower observable defaults have resulted in recoveries contributing to an impairment release of £52 million.

•

In Commercial Banking, gross customer lending increased by £5.0 billion, of which £2.4 billion related to transfers from Private Banking and £2.1 billion to transfers from CIB, partially offset by a £0.5 billion decrease in legacy portfolios. REIL as a percentage of gross loans continued to decrease falling from 2.9% to 2.5%. The overall reduction in REIL reflects a low number of new individual cases.

•

CIB: gross loans fell by £15.0 billion largely through asset disposals throughout the regions, repayments and exit of non-strategic clients in GTS and included sectors such as oil and gas and shipping. There were also transfers to Commercial Banking (£2.1 billion). REIL increases were seen in shipping, electric and gas sectors.

•	CFG gross loans to customers increased by £1.8 billion or 3.0% to £62.0 billion, reflecting growth in the retail and wholesale portfolio. Impairments and REIL were broadly unchanged.

•

RCR saw a significant reduction in gross customer loans - £6.5 billion in commercial real estate, £3.3 billion in other corporate and £1.1 billion in asset finance - as the execution of its disposal and run-down strategy continued. REIL fell by £8.0 billion to £7.4 billion and provisions decreased by £5.8 billion to £5.1 billion as a consequence. This contributed to the significant improvements in credit metrics in both RCR and RBS overall.

18

Appendix 1 Capital and risk management

Loans and related credit metrics: Risk elements in lending

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	3,778	4,775	2,506	226	197	7	1,330	12,819	15,400	28,219
Currency translation
and other adjustments	(17)	(384)	91	(80)	(18)	(6)	(5)	(419)	(784)	(1,203)
Additions	687	294	397	10	90	-	140	1,618	692	2,310
Transfers (1)	(121)	-	4	1	-	-	-	(116)	(5)	(121)
Transfers to
performing book	(162)	(41)	(93)	-	-	-	-	(296)	(28)	(324)
Repayments
and disposals	(494)	(408)	(501)	(6)	(20)	-	(69)	(1,498)	(2,898)	(4,396)
Amounts written-off	(439)	(46)	(120)	(1)	(28)	-	(156)	(790)	(4,981)	(5,771)

At 30 June 2015	3,232	4,190	2,284	150	221	1	1,240	11,318	7,396	18,714

Note:

(1)	Represents transfers between REIL and potential problem loans.

Impairment provisions

The movement in loan impairment provisions by segment is shown in the table below.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	2,604	2,711	955	76	206	6	536	7,094	10,946	18,040
Currency translation
and other adjustments	(7)	(209)	37	(24)	(10)	(3)	(5)	(221)	(466)	(687)
Disposal of subsidiaries	-	-	-	-	-	-	(1)	(1)	-	(1)
Amounts written-off	(439)	(46)	(120)	(1)	(28)	-	(156)	(790)	(4,981)	(5,771)
Recoveries of amounts
previously written-off	21	24	8	-	4	-	69	126	22	148
Charged to income statement
- continuing operations	(17)	(52)	27	(3)	(29)	(2)	-	(76)	(355)	(431)
- discontinued operations	-	-	-	-	-	-	89	89	-	89
Unwind of discount	(31)	(18)	(9)	(1)	-	-	-	(59)	(25)	(84)

At 30 June 2015	2,131	2,410	898	47	143	1	532	6,162	5,141	11,303

Individually assessed
- banks	-	-	-	-	1	-	-	1	25	26
- customers	6	32	481	44	111	1	82	757	4,966	5,723
Collectively assessed	1,890	2,118	329	-	-	-	171	4,508	100	4,608
Latent	235	260	88	3	31	-	279	896	50	946

	2,131	2,410	898	47	143	1	532	6,162	5,141	11,303

19

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments

The tables below show gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
30 June 2015					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		7,644	15	10	0.2	67	0.1	9	-
Finance		37,464	258	172	0.7	67	0.5	(5)	52
Personal	- mortgages	150,222	4,951	1,319	3.3	27	0.9	17	120
	- unsecured	30,187	1,705	1,389	5.6	81	4.6	144	351
Property		44,127	7,105	4,559	16.1	64	10.3	(45)	3,952
Construction		5,639	489	335	8.7	69	5.9	(44)	216
of which: CRE		36,396	7,191	4,608	19.8	64	12.7	(65)	3,948
Manufacturing		20,127	351	243	1.7	69	1.2	4	65
Finance leases (1)		13,835	119	90	0.9	76	0.7	(3)	16
Retail, wholesale and repairs		16,860	655	444	3.9	68	2.6	-	173
Transport and storage		11,233	625	254	5.6	41	2.3	-	252
Health, education and leisure		14,995	512	234	3.4	46	1.6	-	122
Hotels and restaurants		7,475	581	315	7.8	54	4.2	10	240
Utilities		4,698	100	45	2.1	45	1.0	(15)	20
Other		26,275	1,220	922	4.6	76	3.5	(83)	183
Latent		-	-	946	-	-	-	(331)	n/a

Customers		390,781	18,686	11,277	4.8	60	2.9	(342)	5,762

Geographic regional analysis
UK - residential mortgages		115,661	1,235	174	1.1	14	0.2	15	23
- personal lending		14,964	1,454	1,254	9.7	86	8.4	84	287
- property		34,009	3,760	1,768	11.1	47	5.2	65	1,957
- construction		3,915	398	245	10.2	62	6.3	48	169
- other		112,252	2,431	1,684	2.2	69	1.5	(295)	474

Total		280,801	9,278	5,125	3.3	55	1.8	(83)	2,910

Europe - residential mortgages		14,052	2,801	1,001	19.9	36	7.1	(42)	16
- personal lending		1,171	57	52	4.9	91	4.4	(6)	3
- property		3,967	3,271	2,747	82.5	84	69.2	(101)	1,993
- construction		1,251	86	86	6.9	100	6.9	(91)	47
- other		12,515	1,658	1,510	13.2	91	12.1	(86)	615

Total		32,956	7,873	5,396	23.9	69	16.4	(326)	2,674

US - residential mortgages		20,508	915	144	4.5	16	0.7	44	81
- personal lending		12,306	177	66	1.4	37	0.5	66	61
- property		5,574	50	20	0.9	40	0.4	(8)	2
- construction		450	-	-	-	-	-	(1)	-
- other		29,505	157	346	0.5	220	1.2	(32)	12

Total		68,343	1,299	576	1.9	44	0.8	69	156

RoW - residential mortgages		1	-	-	-	-	-	-	-
- personal lending		1,746	17	17	1.0	100	1.0	-	-
- property		577	24	24	4.2	100	4.2	(1)	-
- construction		23	5	4	21.7	80	17.4	-	-
- other		6,334	190	135	3.0	71	2.1	(1)	22

Total		8,681	236	180	2.7	76	2.1	(2)	22

Customers		390,781	18,686	11,277	4.8	60	2.9	(342)	5,762

Banks		23,311	28	26	0.1	93	0.1	-	9

Note:

(1)	Includes instalment credit.

20

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
31 December 2014					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,079	1	1	-	100	-	(1)	-
Finance		39,611	364	234	0.9	64	0.6	(5)	23
Personal	- mortgages	150,572	5,634	1,521	3.7	27	1.0	36	236
	- unsecured	29,155	1,964	1,585	6.7	81	5.4	401	737
Property		51,546	13,021	8,918	25.3	68	17.3	(1,083)	2,625
Construction		5,657	971	612	17.2	63	10.8	76	202
of which: CRE		43,317	13,345	9,027	30.8	68	20.8	(1,067)	2,750
Manufacturing		22,035	461	322	2.1	70	1.5	(26)	188
Finance leases (1)		14,030	156	113	1.1	72	0.8	-	75
Retail, wholesale and repairs		18,498	956	645	5.2	67	3.5	106	160
Transport and storage		14,299	1,146	500	8.0	44	3.5	37	211
Health, education and leisure		15,932	734	366	4.6	50	2.3	9	349
Hotels and restaurants		7,969	1,094	574	13.7	52	7.2	(40)	109
Utilities		4,825	156	85	3.2	54	1.8	16	5
Other		29,593	1,519	1,208	5.1	80	4.1	(10)	349
Latent		-	-	1,316	-	-	-	(676)	-

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Geographic regional analysis
UK - residential mortgages		113,521	1,394	191	1.2	14	0.2	(23)	76
- personal lending		15,923	1,674	1,452	10.5	87	9.1	290	546
- property		37,547	6,026	3,676	16.0	61	9.8	(221)	1,917
- construction		4,098	676	361	16.5	53	8.8	(1)	175
- other		113,782	3,287	2,467	2.9	75	2.2	(146)	847

Total		284,871	13,057	8,147	4.6	62	2.9	(101)	3,561

Europe - residential mortgages		15,629	3,268	1,178	20.9	36	7.5	(10)	10
- personal lending		1,051	76	66	7.2	87	6.3	9	66
- property		8,021	6,907	5,197	86.1	75	64.8	(862)	699
- construction		1,055	289	245	27.4	85	23.2	78	24
- other		19,104	2,860	2,361	15.0	83	12.4	(440)	561

Total		44,860	13,400	9,047	29.9	68	20.2	(1,225)	1,360

US - residential mortgages
- residential mortgages		21,203	957	150	4.5	16	0.7	69	150
- personal lending		11,164	195	49	1.7	25	0.4	102	125
- property		5,332	64	19	1.2	30	0.4	2	7
- construction		413	1	1	0.2	100	0.2	-	1
- other		31,338	200	342	0.6	171	1.1	1	39

Total		69,450	1,417	561	2.0	40	0.8	174	322

RoW - residential mortgages		219	15	2	6.8	13	0.9	-	-
- personal lending		1,017	19	18	1.9	95	1.8	-	-
- property		646	24	26	3.7	108	4.0	(2)	2
- construction		91	5	5	5.5	100	5.5	(1)	2
- other		11,647	240	194	2.1	81	1.7	(5)	22

Total		13,620	303	245	2.2	81	1.8	(8)	26

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Banks		24,812	42	40	0.2	95	0.2	(10)	9

Note:

(1)	Includes instalment credit.

21

Appendix 1 Capital and risk management

Debt securities

The table below shows debt securities by issuer, IFRS measurement classifications and external rating. Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch. US central and local government includes US federal agencies. The other financial institutions category includes US government-sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	4,352	4,624	23,129	1,446	5,100	825	39,476	982
Designated as at fair value	-	-	109	-	1	-	110	-
Available-for-sale (AFS)	7,021	12,631	10,721	1,916	13,506	147	45,942	18,937
Loans and receivables	-	-	-	249	2,541	122	2,912	2,496
Held-to-maturity (HTM)	4,932	-	-	-	-	-	4,932	-

Long positions	16,305	17,255	33,959	3,611	21,148	1,094	93,372	22,415

AAA	-	6	9,366	1,867	5,827	-	17,066	4,707
AA to AA+	16,305	17,249	10,695	422	9,997	101	54,769	15,037
A to AA-	-	-	9,204	1,058	2,303	198	12,763	476
BBB- to A-	-	-	4,537	64	828	247	5,676	434
Non-investment grade	-	-	157	49	1,045	514	1,765	862
Unrated	-	-	-	151	1,148	34	1,333	899

	16,305	17,255	33,959	3,611	21,148	1,094	93,372	22,415

Of which US agencies	-	6,945	-	-	8,077	-	15,022	14,202

Short positions (HFT)	(6,104)	(4,897)	(12,123)	(531)	(736)	(163)	(24,554)	-

Available-for-sale
Gross unrealised gains	353	185	290	6	266	6	1,106	286
Gross unrealised losses	(9)	(151)	(10)	(1)	(131)	(1)	(303)	(213)

31 December 2014

Held-for-trading	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value	-	-	111	2	4	-	117	-
Available-for-sale	4,747	11,011	11,058	3,404	14,585	161	44,966	18,884
Loans and receivables	-	-	-	185	2,774	137	3,096	2,734
Held-to-maturity	4,537	-	-	-	-	-	4,537	-

Long positions	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

AAA	-	6	15,533	1,319	6,086	77	23,021	4,762
AA to AA+	15,502	18,714	9,879	283	12,215	117	56,710	16,956
A to AA-	-	-	4,958	2,670	2,534	340	10,502	688
BBB- to A-	-	-	4,822	277	1,184	772	7,055	853
Non-investment grade	-	-	331	61	1,247	603	2,242	1,060
Unrated	-	-	97	480	1,469	366	2,412	858

	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Of which US agencies	-	6,222	-	-	10,860	-	17,082	16,053

Short positions (HFT)	(4,167)	(6,413)	(10,276)	(557)	(674)	(731)	(22,818)	-

Available-for-sale
Gross unrealised gains	451	210	541	8	361	6	1,577	389
Gross unrealised losses	(1)	(117)	(3)	(1)	(158)	(2)	(282)	(257)

22

Appendix 1 Capital and risk management

Debt securities (continued)

Key points

•

HFT: Holdings of government and ABS decreased, principally in US bonds, following continuing exits from US asset-backed products business, focus on balance sheet and RWA reduction and risk mitigation. The decrease in other government bonds was driven by a decrease in Germany as bund yields reached historic lows in Q1 2015, largely offset by higher Japanese treasury bills, reflecting favourable rates, used for collateral upgrades. The increase in short positions (largely Italy, Germany and Spain) reflected hedging of reverse repo collateral following liquidity concerns and uncertainty around Greece. The increase in UK government short positions reflected positioning ahead of expected interest rate rise.

•

AFS: Holdings of UK and US government bonds increased due to purchases by Treasury reflecting liquidity portfolio mix management and price optimisation. CFG switched from asset-backed securities to US government bonds as part of RWA and liquidity coverage ratio management.

•

Market concerns and consequent lower bond prices resulted in lower gross unrealised gains and higher gross unrealised losses relating to AFS debt securities. Lower gains also reflected sales and redemptions in Treasury.

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2015			31 December 2014
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	20,123	216,983	204,738	27,331	269,912	259,971
Exchange rate	4,196	61,566	65,228	4,675	78,707	83,781
Credit	100	1,704	1,681	125	2,254	2,615
Equity and commodity	60	2,032	2,133	78	3,119	3,582

		282,285	273,780		353,992	349,949
Counterparty mark-to-market netting		(228,780)	(228,780)		(295,315)	(295,315)
Cash collateral		(28,295)	(25,627)		(33,272)	(30,203)
Securities collateral		(6,999)	(8,299)		(7,013)	(14,437)

Net exposure		18,211	11,074		18,392	9,994

Net exposure by sector
Banks		1,357	2,065		1,875	1,534
Other financial institutions		6,205	5,313		4,035	3,721
Corporate		9,820	3,585		11,186	4,382
Government		829	111		1,296	357

		18,211	11,074		18,392	9,994

Net exposure by region of counterparty
UK		9,708	4,524		9,037	3,233
Europe		4,818	2,395		5,628	3,521
US		1,344	1,867		1,544	1,280
RoW		2,341	2,288		2,183	1,960

		18,211	11,074		18,392	9,994

Notes:

(1)

Includes exchange traded contracts of £2,620 billion (31 December 2014 - £2,436 billion) principally interest rate. Trades are generally closed out daily hence carrying values were insignificant; assets £3 million (31 December 2014 - £8 million); liabilities £81 million (31 December 2014 - £119 million).

(2)

Interest rate notional includes £12,007 billion (31 December 2014 - £18,452 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

23

Appendix 1 Capital and risk management

Derivatives (continued)

Key points

•

Over-the-counter derivative notionals reduced from £29.8 trillion to £21.9 trillion in the six months to 30 June 2015 reflecting active participation in trade compression cycles, as well as targeted bilateral tear-ups.

•	The carrying value of derivative assets and liabilities at 30 June 2015 have been materially impacted by changes in market rates:
○

Interest rate contracts: Fair values decreased by approximately 20% in the first half of 2015 due to an upward shift in yields, based on the expectation of interest rate rises in the US and UK. Eurozone yields also increased following favourable economic outlook.

	○	Foreign exchange contracts: Fair value decreases from targeted tear-ups and risk reductions have more than offset the impact of US dollar strengthening against the euro (9%) and Japanese yen (3%).
	○	Credit derivatives: fair values decreased despite widening credit spreads due to Greek debt crisis concerns as RBS continued to de-risk the credit default swap portfolio.

24

Appendix 1 Capital and risk management

Key loan portfolios

The internal measure used for credit risk management is credit risk assets (CRA) and consists of lending, derivatives after the effect of enforceable netting arrangements and contingent obligations.

The table below summarises CRA by sector and geographic region.

30 June 2015		Wholesale
		Banks and			Natural	Retail and			Of which:
	Personal	other FIs	Sovereign	Property	resources	leisure	Other	Total	RCR
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK	130,302	25,382	50,922	39,438	8,099	14,618	40,062	308,823	7,168
Western Europe (excl. UK)	15,113	33,644	11,025	7,523	3,232	2,418	11,485	84,440	6,241
North America	33,113	12,779	22,465	7,308	5,057	5,945	19,892	106,559	556
RoW (1)	3,383	9,916	3,599	1,511	3,703	597	11,933	34,642	2,936

Total	181,911	81,721	88,011	55,780	20,091	23,578	83,372	534,464	16,901

of which: RCR	90	2,621	30	7,458	2,746	796	3,160	16,901	n/a

Flow into forbearance (2)	1,625	88	-	1,934	412	454	902	5,415	1,420
of which: RCR	-	11	-	1,060	36	145	168	1,420	n/a

AQ10	7,477	715	1	8,003	258	1,278	2,397	20,129	7,662
of which: RCR	75	304	-	5,540	150	483	1,110	7,662	n/a

31 December 2014

UK	129,091	27,560	45,308	44,401	7,825	15,539	40,199	309,923	11,579
Western Europe (excl. UK)	16,802	37,156	6,855	11,858	4,030	3,221	13,162	93,084	12,159
North America	32,449	13,367	27,162	6,846	7,070	5,736	21,642	114,272	851
RoW (1)	2,406	13,406	3,039	1,875	5,685	1,188	17,187	44,786	5,061

Total	180,748	91,489	82,364	64,980	24,610	25,684	92,190	562,065	29,650

of which: RCR	203	3,587	536	14,819	2,910	1,828	5,767	29,650	n/a

Flow into forbearance (2)	4,350	60	-	5,416	377	984	1,956	13,143	4,839
of which: RCR	-	29	-	3,551	28	535	696	4,839	n/a

AQ10	8,424	638	1	14,743	263	2,329	3,662	30,060	16,099
of which: RCR	182	423	-	11,886	112	1,355	2,141	16,099	n/a

Notes:

(1)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Completed during the period.

Key points

•	The CRA decrease reflected a continued focus on risk reduction and improving overall credit quality.

•	CRA decreased in all regions and sectors except sovereign where CRA increased by 7%, reflecting Treasury activity. UK CRA (excluding RCR) increased by 1%, in personal (mainly mortgage lending).

•

For wholesale loans, the flow into forbearance decreased during H1 2015 compared with H2 2014 in line with improving market conditions and RCR’s disposal strategy. Of the total forbearance granted, 54% related to non-performing loans with a provision coverage of 48% (2014 - 62%).

•

The property sector remained the most significant contributor to the forborne portfolio. There was an increase in forbearance granted in the natural resources sector driven by counterparties in the oil and gas sector (refer to page 28 for further sector information).

•

RCR is on track to complete its targeted run-down by the end of 2015, with CRA down by 43% to £16.9 billion. Non-performing exposures decreased significantly to £7.7 billion (2014 - £16.1 billion) driven by the disposal strategy and the improving economic climate.

25

Appendix 1 Capital and risk management

Key loan portfolios (continued)

The following key portfolios are discussed in more detail: commercial real estate (within property); oil and gas (within natural resources); shipping (within other); and personal portfolios.

Commercial real estate (CRE)

The CRE sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending below is gross of impairment provisions and excludes rate risk management and contingent obligations

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography	£m	£m	£m	£m	£m	£m	£m

30 June 2015
UK (excluding NI (1))	15,959	4,351	20,310	541	3,393	3,934	24,244
Ireland (ROI and NI (1))	1,519	312	1,831	614	2,022	2,636	4,467
Western Europe (other)	947	29	976	110	22	132	1,108
US	4,489	1,362	5,851	-	5	5	5,856
RoW (1)	415	16	431	41	249	290	721

	23,329	6,070	29,399	1,306	5,691	6,997	36,396

31 December 2014

UK (excluding NI (1))	17,327	4,757	22,084	600	3,446	4,046	26,130
Ireland (ROI and NI (1))	2,864	740	3,604	1,499	4,469	5,968	9,572
Western Europe (other)	1,222	53	1,275	189	24	213	1,488
US	4,063	1,358	5,421	-	59	59	5,480
RoW (1)	406	22	428	34	185	219	647

	25,882	6,930	32,812	2,322	8,183	10,505	43,317

Note:

(1)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

•	Overall gross CRE lending fell in the first half of 2015 mostly in RCR (£6.5 billion) due to asset sales, repayments, and write-offs.

•

The RCR portfolio contains legacy CIB, Commercial Bank and Ulster Bank assets and now represents 17% of the total portfolio (2014 - 29%). Geographically, 57% (£3.5 billion) of the remaining RCR portfolio is located in Ireland (ROI and NI), with the UK (excluding NI) accounting for 28% (£1.7 billion) and the remainder (£1.0 billion) in Western Europe and the RoW.

•

The reduction of the commercial investment UK sub-sector is almost entirely driven by reductions of £1.3 billion in RCR. RCR divestments in the development sub-sector have also led to the portfolio being more weighted towards the investment sub-sector.

•	The increase in US exposure was predominantly driven by higher business volumes in CFG, in line with risk appetite and business strategy.

26

Appendix 1 Capital and risk management

Key loan portfolios:  Commercial real estate (continued)

	RBS excluding RCR			RCR			Total
LTV ratio by value		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2015
<= 50%	10,147	139	10,286	243	18	261	10,390	157	10,547
> 50% and <= 70%	8,500	249	8,749	387	87	474	8,887	336	9,223
> 70% and <= 90%	1,944	356	2,300	76	391	467	2,020	747	2,767
> 90% and <= 100%	374	106	480	79	42	121	453	148	601
> 100% and <= 110%	185	145	330	42	173	215	227	318	545
> 110% and <= 130%	174	156	330	29	385	414	203	541	744
> 130% and <= 150%	77	128	205	2	120	122	79	248	327
> 150%	331	410	741	44	1,582	1,626	375	1,992	2,367

Total with LTVs	21,732	1,689	23,421	902	2,798	3,700	22,634	4,487	27,121
Minimal security (1)	13	38	51	-	1,206	1,206	13	1,244	1,257
Other	6,316	420	6,736	16	1,266	1,282	6,332	1,686	8,018

Total	28,061	2,147	30,208	918	5,270	6,188	28,979	7,417	36,396

Total portfolio
average LTV (2)	56%	140%	62%	74%	287%	236%	56%	232%	85%

31 December 2014

<= 50%	9,833	220	10,053	300	45	345	10,133	265	10,398
> 50% and <= 70%	8,750	301	9,051	602	173	775	9,352	474	9,826
> 70% and <= 90%	2,285	409	2,694	220	554	774	2,505	963	3,468
> 90% and <= 100%	343	134	477	41	116	157	384	250	634
> 100% and <= 110%	168	148	316	56	211	267	224	359	583
> 110% and <= 130%	326	201	527	49	438	487	375	639	1,014
> 130% and <= 150%	135	128	263	6	404	410	141	532	673
> 150%	305	495	800	65	4,160	4,225	370	4,655	5,025

Total with LTVs	22,145	2,036	24,181	1,339	6,101	7,440	23,484	8,137	31,621
Minimal security (1)	33	38	71	-	3,168	3,168	33	3,206	3,239
Other	5,956	546	6,502	34	1,921	1,955	5,990	2,467	8,457

Total	28,134	2,620	30,754	1,373	11,190	12,563	29,507	13,810	43,317

Total portfolio
average LTV (2)	56%	133%	62%	75%	338%	291%	57%	287%	116%

Notes:

(1)

Total portfolio average LTV is presented net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)	Weighted average by exposure.

Key points

•

The reductions in the higher LTV bands occurred mostly in the RCR book originated by Ulster Bank, Commercial Banking and CIB, reflecting valuation improvements, reductions through repayments, asset sales and write-offs - principally for non-performing assets.

•	Interest payable by customers on performing loans secured by investment property was covered 1.8x (2014 - 1. 6x) and 3.1x (2014 - 2.9x) within RCR and rest of RBS, respectively.

27

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Oil and gas

RBS’s exposure to oil and gas sector in terms of CRA and total exposure (including committed but undrawn facilities), is set out below.

	30 June 2015		31 December 2014
	CRA	Total	CRA	Total
By segment	£m	£m	£m	£m

CIB	5,311	12,801	8,297	20,278
Commercial Banking	1,033	2,202	671	1,035
CFG	1,362	2,323	1,251	2,134
RCR	257	295	352	457
Others	63	200	101	243

	8,026	17,821	10,672	24,147

The tables below provide a breakdown of CIB’s oil and gas sector exposure which represents 72% of RBS’s exposure to this sector (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS’s sector concentration framework.

		Western
		Europe	North	Asia	Latin
	UK	(excl. UK)	America	America	Pacific	CEEMA (1)	Total
30 June 2015	£m	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	285	903	2,129	231	118	594	4,260
Oilfield service providers	312	801	701	252	-	138	2,204
Other wholesale and trading activities	147	486	465	747	-	47	1,892
Refineries	1	102	2,022	287	21	6	2,439
Pipelines	1	372	1,542	36	-	55	2,006

	746	2,664	6,859	1,553	139	840	12,801

Including committed undrawn exposures

Of which: exploration and production	5	43	1,131	99	43	-	1,321

31 December 2014

Producers (incl. integrated oil companies)	833	1,101	4,822	263	115	848	7,982
Oilfield service providers	153	675	1,007	742	-	535	3,112
Other wholesale and trading activities	295	794	683	907	-	122	2,801
Refineries	1	177	2,700	591	141	67	3,677
Pipelines	96	48	2,359	49	33	121	2,706

	1,378	2,795	11,571	2,552	289	1,693	20,278

Including committed undrawn exposures
Of which: exploration and production	145	3	3,118	115	150	37	3,568

Note:

(1)	Includes exposures to Central and Eastern Europe as well as the Middle East and Africa.

28

Appendix 1 Capital and risk management

Key loan portfolios: Oil and gas (continued)

Key points

•

Overall exposure decreased by £2.6 billion (CRA) and £6.3 billion (total exposure), in line with strategy as a result of active portfolio management and asset disposals, principally in CIB. The small increase in CPB reflected transfers from CIB.

•

The price of crude oil recovered from a low of US$45 per barrel in January 2015 to US$61 per barrel at 30 June 2015. The price of natural gas is not highly correlated to oil prices and is determined regionally. US natural gas prices have been relatively stable compared with the recent price of crude oil.

•

Exposures continue to be closely managed through ongoing customer and sub-sector reviews, and stress testing. Risk appetite was reduced during 2014 with further reductions in 2015 (in part due to asset disposals). Further stress analysis of the portfolio was carried out in 2015 and limits were again reduced with a continued focus on ensuring that the portfolio remains heavily weighted towards investment grade customers. As part of the bank’s strategic review, limits for Americas and Asia-Pacific have been significantly reduced.

•

The sub-sector in which a customer operates is a primary consideration for assessing credit risk. Current areas of focus for stress testing and more active credit risk management include those customers involved in exploration and production (E&P) and oilfield service providers. E&P customers represent approximately 10% of CIB’s exposure to the oil and gas sector.

•

Customers involved in E&P are most immediately exposed to the oil price decline. At 30 June 2015, 97% of these were within the producers sub-sector. Companies involved in this area have already introduced capital spending reductions to conserve cash. In turn, this reduced spending is likely to have an adverse impact on oilfield service providers. This is due to the E&P companies buying less products and services from the oilfield service providers, and demanding lower prices for those they do purchase.

•

The other principal components of CIB’s exposure to producers are Integrated Oil Companies (IOCs) and National Oil Companies (NOCs). IOCs and NOCs are less vulnerable to the oil price decline due to scale, diversification and in the case of NOC, explicit support from governments.

•	At 30 June 2015 78% (2014 - 83%) of the CIB total portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above).
•

The committed lending exposure included legal commitments to syndicated bank facilities, with tenors up to five years. These committed facilities are for general corporate purposes - including funding operating needs and capital expenditures - and are available as long as counterparties comply with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers.

•	RBS had no high-yield bond or loan underwriting positions as at 30 June 2015 (2014 - US$86 million high-yield loan underwritings in the Americas).
•

There has been a small number of forbearance events, usually involving the relaxation of financial covenants to give customers more financial flexibility. Most forbearance has involved customers in the E&P and oilfield services sub-sectors where earnings have been more immediately and materially impacted by the downturn.

•

At 30 June 2015, Watchlist Red (performing customers who show signs of declining creditworthiness and so require active management) outside RCR totalled £310 million (2014 - £88 million), of which £98 million (2014 - £5 million) was managed by Restructuring.

29

Appendix 1 Capital and risk management

Key loan portfolios

Shipping

RBS’s exposure to the shipping sector is as follows:

	30 June	31 December
	2015	2014
By segment	£m	£m

CIB	6,338	6,700
RCR	1,463	2,855
Other	828	803

	8,629	10,358

Key points

•

Of the total exposure to shipping, £6.6 billion (2014 - £7.9 billion) related to asset-backed ocean-going vessels, the rest predominantly related to shipbuilding and inland water transport. The decrease during H1 2015 reflected scheduled loan repayments, secondary sales and prepayments. £5.3 billion (2014 - £5.7 billion) of the asset-backed ocean-going vessel exposure was in CIB. The main concentration risks were in the dry bulk sector which represented 36% of our exposure (2014 - 38%); tankers at 27% (2014 - 29%) and containers at 17% (2014 - 17%). The remaining exposures comprise gas (including liquid petroleum and natural gases), 11% (2014 - 10%) and others 7% (2014 - 6%).

•

Conditions remained depressed in the bulk market during H1 2015 as a result of vessel oversupply and a slowdown in commodity demand from China. Tanker market conditions are currently favourable and container markets over the last 12 months have stabilised but remain weak in comparison to historic averages. The container market is subject to oversupply on certain lines such as the Asia - Europe line and carriers are struggling to implement general freight rate rises as a result. Rates remain relatively stable at present but downside risks exist over the next 12-18 months. The majority of the RBS portfolio is insulated by long-term charters, which provide more stable long-term fixed cash flows.

•

The majority of ship-secured exposure is extended against recently-built vessels. Across the portfolio (including RCR) the average age of mortgaged vessels is 7.2 years (2014 - 6.4 years). Less than 3% of the core book is secured by vessels that are more than 15 years old and around 82% (2014 - 87%) is secured by vessels built in the last ten years. Due to strategic considerations, RBS has significantly reduced commitments to new builds and, as a result, the average age of the portfolio has risen. RBS continues to provide new lending against second-hand vessels and on some new-build deliveries.

•

A key protection for RBS is the minimum security covenant. The overall loan-to-value (LTV) of the portfolio at 30 June 2015 was 84% (2014 - 77%) with RCR standing at 101% (2014 - 92%) and RBS excluding RCR at 79% (2014 - 73%). Amortisation across the portfolio is approximately 7% per annum excluding early repayments. Asset values fall as markets deteriorate and rise as they improve. Therefore even if exposure falls, the overall LTV position may rise or fall depending on the underlying value of the vessels. The dry bulk sub-sector has seen asset value reductions of around 20-30% in H1 2015 (15-20% in Q1 2015) with dry bulk market values dropping to a 30-year low in February 2015, which led to a rise in the average LTV.

30

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Personal portfolios

This section summarises personal portfolios by type, segment and related credit metrics.

Overview of personal portfolios split by product type and segment

	30 June 2015						31 December 2014
	UK	Ulster	Private	Commercial			UK	Ulster	Private	Commercial
	PBB	Bank	Banking	Banking (1)	CFG	Total	PBB	Bank	Banking	Banking (1)	CFG	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	105,407	15,935	6,521	2,504	20,540	150,907	103,235	17,506	6,414	2,475	21,122	150,752
Of which:
Interest only variable rate	14,397	987	3,944	823	9,138	29,289	15,165	1,238	3,952	858	9,637	30,850
Interest only fixed rate	9,683	24	1,574	36	286	11,603	9,122	25	1,520	27	292	10,986
Mixed (capital and interest only)	6,425	178	10	-	987	7,600	6,820	204	-	-	788	7,812
Buy-to-let	12,886	1,896	403	822	140	16,147	11,602	2,091	538	850	147	15,228
Forbearance	4,465	3,557	48	42	403	8,515	4,873	3,880	51	49	409	9,262

Forbearance arrears status
- Current	3,823	2,168	47	36	330	6,404	4,158	2,231	51	40	310	6,790
- 1-3 months in arrears	330	624	1	3	19	977	364	689	-	3	34	1,090
- >3 months in arrears	312	765	-	3	54	1,134	351	960	-	6	65	1,382

Other lending	11,724	517	4,582	84	12,174	29,081	12,335	591	5,108	78	10,924	29,036

Total lending	117,131	16,452	11,103	2,588	32,714	179,988	115,570	18,097	11,522	2,553	32,046	179,788

Mortgage LTV ratios
- Total portfolio	57%	89%	53%	62%	65%	61%	57%	92%	51%	51%	67%	62%
- New business	70%	77%	45%	65%	67%	67%	71%	75%	45%	56%	68%	68%
- Performing	57%	85%	53%	60%	65%	61%	57%	88%	51%	51%	67%	61%
- Non-performing	66%	114%	76%	172%	69%	89%	67%	115%	79%	81%	73%	91%
Mortgage REIL	1,058	2,887	26	65	912	4,948	1,218	3,362	95	1	946	5,622

Note:

(1)	Relates to Royal Bank of Scotland International (RBSI) business.

31

Appendix 1 Capital and risk management

Key points

UK PBB

•

The UK PBB personal mortgage portfolio increased by 2.1% to £105.4 billion, of which £92.5 billion (31 December 2014 - £91.6 billion) was owner occupied and £12.9 billion (31 December 2014 - £11.6 billion) was buy-to-let. Of the total portfolio approximately £26 billion related to properties in the south east of England, while £19 billion related to properties in Greater London.

•

Gross new mortgage lending amounted to £9.1 billion in H1 2015 with an average LTV by weighted value of 70.4% (2014 - 70.5%).  Lending to owner-occupiers during this period was £7.5 billion (2014 - £16.6 billion) and had an average LTV by weighted value of 71.5% (2014 - 71.7%). Buy-to-let lending was £1.6 billion (2014 - £3.1 billion) with an average LTV by weighted value of 65.1% (2014 - 63.9%).

•	Based on the Halifax House Price Index at March 2015, the portfolio average indexed LTV by volume was 50.4% (2014 - 50.4%) and 57.4% by weighted value of debt outstanding (2014 - 57.3%).
•

Fixed interest rate products of varying time durations accounted for approximately 60% of the mortgage portfolio with 3% a combination of fixed and variable rates and the remainder variable rate. Approximately 17% of owner-occupied mortgages were on interest-only terms with a bullet repayment and 7% were on a combination of interest-only and capital and interest. The remainder were capital and interest. 63% of the buy-to-let mortgages were on interest-only terms and 3% on a combination of interest only and capital and interest.

•

The arrears rate fell from 1.0% in December 2014 to 0.9% at the end of June 2015. The number of properties repossessed in H1 2015 was also lower (338 compared with 472 in H2 2014). This reflected improvements in the UK economy and underlying asset quality

•

The flow of new forbearance was £315 million in H1 2015 compared with £367 million in H2 2014. The value of mortgages subject to forbearance has decreased by 8% since the year end to £4.5 billion (equivalent to 4.2% of the total mortgage book) as a result of improved market conditions and methodology changes.

•

There was an overall small release of impairment provision for personal mortgages in H1 2015 compared with a small charge in H1 2014. Reduced REIL balances and a fall in the instances of forborne mortgages drove the release in latent and PD90 provisions as well as lower LGDs.

Ulster Bank

•

Ulster Bank’s residential mortgage portfolio totalled £15.9 billion at 30 June 2015, with 86% in the Republic of Ireland and 14% in Northern Ireland. The portfolio decreased by 1.3% from 31 December 2014 as a result of amortisation a portion of which related to the tracker mortgage portfolio and a further 7.7% due to the impact of exchange rate movements. The volume of new business has increased reflecting continuing market demand.

•

The interest-rate product mix was approximately 63% of the mortgage portfolio on tracker-rate products, 23% on variable-rate products and 14% on fixed rate. Interest-only represented 6% of the total portfolio.

•	The portfolio average indexed LTV decreased from 92% at 31 December 2014 to 89% at 30 June 2015 and reflected positive house price index trends over the last six months.
•

At 30 June 2015, 22.3% of total mortgage assets (£3.6 billion) were subject to a forbearance arrangement, a decrease of 8.3% (£0.3 billion) from 31 December 2014 mainly due to the impact of exchange rate movements.

32

Appendix 1 Capital and risk management

Key points (continued)

Ulster Bank (continued)

•

The number of customers approaching Ulster Bank for the first time in respect to forbearance assistance declined through H1 2015. The majority (78%) of forbearance arrangements were less than 90 days in arrears.

•

There was an overall release of impairment provisions for personal mortgages in H1 2015 compared with a charge in H1 2014. Reducing defaulted balances have reduced loss expectations driving collective and latent releases.

CFG

•

The mortgage portfolio at 30 June 2015 consisted of £8 billion of residential mortgages (1% in second lien position) and £12.5 billion of home equity loans and lines of credit (HELOC) - first and second liens. Home equity consisted of 46% in first lien position. A Serviced By Others (SBO) portfolio, which is predominantly (95%) second lien, is included in the home equity book. The portfolio decreased 2% from the 2014 year end as a result of contraction in HELOC and run-off in the construction legacy serviced by others portfolios and 1% due to the impact of exchange rate movements..

•	CFG continued to focus on its footprint states of New England, Mid-Atlantic and the Mid-West. At 30 June 2015, £16.7 billion (81% of the total portfolio) was within footprint.

•	The SBO portfolio, which was closed to new purchases in Q3 2007, decreased from £1.3 billion in Q1 2015 to £1.1 billion in Q2 2015.

•	The overall mortgage portfolio credit characteristics are stable with a weighted average LTV of 65% at 30 June 2015. The weighted average LTV of the portfolio, excluding SBO, was 63%.

•

CFG participates in the US-government mandated Home Affordable Modification Program (HAMP), as well as its own proprietary programme. The 12-month default rate, on a value basis, for customers who were granted forbearance, was 17.4% in H1 2015 (2014 - 15%). The increase in default rate was driven by a regulatory requirement to start tracking co-borrower bankruptcies. Additionally, many HAMP mortgages, which receive a below market rate for five years, began to reset at higher rates to adjust to the market rate, increasing defaults.

33

Appendix 1 Capital and risk management

Market risk

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to Capital and risk management - Market risk in the 2014 Annual Report on Form 20-F. There were no material changes to market risk methodologies or models during H1 2015.

Trading portfolios

Value-at-risk

The table below presents the internal value-at-risk (VaR) for trading portfolios split by type of market risk exposure and by business area. The internal traded 99% one-day VaR captures all trading book positions. By contrast, the regulatory VaR-based charges take into account only regulator-approved products, locations and legal entities and are based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

	Half year ended								Year ended
	30 June 2015				30 June 2014				31 December 2014
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	16.0	11.7	29.8	10.8	16.7	14.9	39.8	10.9	17.4	16.9	39.8	10.8
Credit spread	12.5	7.6	16.4	7.5	28.3	24.4	42.8	20.9	23.1	14.2	42.8	13.4
Currency	5.3	5.4	7.8	3.3	5.4	3.0	8.5	2.0	4.7	5.5	9.7	1.0
Equity	2.4	1.2	6.1	1.0	3.5	2.5	6.0	2.1	3.0	3.7	6.5	1.2
Commodity	0.5	0.7	2.2	0.2	0.6	0.7	1.4	0.3	0.6	0.4	2.5	0.3
Diversification (1)		(11.6)				(24.8)				(18.2)

Total	21.8	15.0	30.1	15.0	30.6	20.7	58.2	20.7	27.8	22.5	58.2	17.1

CIB	21.1	14.2	29.8	14.0	28.2	21.3	48.8	20.5	26.3	21.3	48.8	15.5
RCR	3.1	2.8	4.5	2.6	6.0	3.5	16.2	3.3	4.5	3.0	16.2	2.6

Note:

(1)

RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•

During H1 2015, trading book exposure continued to decline. The markets exhibited higher volatility and reduced liquidity, resulting from a number of macroeconomic factors, including ongoing political and economic uncertainty in Europe and growing concerns regarding economic slowdown in China.

•	The period end and average total traded internal VaR were lower than in 2014, primarily in credit spread VaR resulting from the ongoing exit of the US asset-backed products (ABP) trading business.

34

Appendix 1 Capital and risk management

Trading portfolios (continued)

Capital charges

The total market risk minimum capital requirement calculated in accordance with CRR was £1,786 million at 30 June 2015 (31 December 2014 - £1,917 million), representing RWAs of £22.3 billion (31 December 2014 - £24.0 billion). It comprised two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,497 million (31 December 2014 - £1,458 million), which in turn comprised several modelled charges; and (ii) the standardised PRR of £289 million (31 December 2014 - £459 million), which also had several components.

The components of the Pillar 1 model-based PRR are presented in the table below.

					31 December
					2014
	Average	Maximum	Minimum	Period end	Period end
30 June 2015	£m	£m	£m	£m	£m

Value-at-risk	362	400	333	400	329
Stressed VaR (SVaR)	527	555	492	555	511
Incremental risk charge (IRC)	294	348	271	288	299
Risk not in VaR (RNIV)	284	319	227	254	319

				1,497	1,458

Key points

•	The total model-based PRR increased by 3% in the half year to 30 June 2015, driven by higher VaR and SVaR based capital charges, offset somewhat by the lower RNIV capital charge.

•

The VaR and SVaR capital charges together increased by 14%, reflecting increased positioning by the rates business during Q2 2015, notably relating to euro rates, following market euro sell-off in May.

•	The RNIV charge fell by 20%, primarily in stressed RNIVs following reductions in inflation basis risk in the rates business.

•

Standardised charges were 37% or £170 million lower than at the 2014 year end, primarily driven by reduced securitisation exposures in the trading book reflecting the continuation of the US ABP exit, UK ABP risk reduction and the continuation of RCR disposals.

•

All entities maintained a green status relating to regulatory back-testing during H1 2015 except for NatWest Plc, which had six exceptions during the 250 business days ending 30 June 2015, mainly driven by market volatility. This resulted in a £49 million increase to market risk RWAs.

35

Appendix 1 Capital and risk management

Non-trading portfolios

Non-trading VaR

Average VaR for RBS’s non-trading book, comprising predominantly available-for-sale portfolios, was £2.9 million for H1 2015 compared with £4.8 million for H1 2014 and £4.4 million for H2 2014. This was largely driven by a decline in the credit spread VaR as a result of the ongoing RCR run-down. The period end VaR decreased from £3.8 million at 31 December 2014 to £2.0 million at 30 June 2015.

Non-traded interest rate risk

Non-traded interest rate risk affects earnings arising from banking activities. This excludes positions in financial instruments which are classified as held-for-trading. The methodology relating to interest rate risk is detailed in Capital and risk management - Market risk - Non-traded market risk in the 2014 Annual Report on Form 20-F.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gaps at the reporting date. The table below captures the risk resulting from mismatches in the repricing dates of assets and liabilities. This includes any mismatch between structural hedges and stable non and low interest bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile. Other customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment are also included.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS’s retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
Six months ended	£m	£m	£m	£m

30 June 2015	17	13	25	11
30 June 2014	64	68	79	45
31 December 2014	37	23	56	23

		30 June	30 June	31 December
		2015	2014	2014
		£m	£m	£m

Euro		2	3	2
Sterling		13	8	12
US dollar		14	73	27
Other		4	3	3

Key point

•

In H1 2015, interest rate VaR was lower on average than in 2014 as RBS continued to steer its structural interest rate exposure more closely to the neutral duration prescribed in its risk management policy. The reduction in the US dollar VaR reflects reduced exposure to US dollar fixed rate assets, which helped to achieve the alignment to policy.

36

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Sensitivity of net interest income

Earnings sensitivity to rate movements is derived from a central forecast over a 12 month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 100 basis points to all interest rates. The main drivers of earnings sensitivity relate to interest rate pass-through assumptions on customer products, reinvestment rate assumptions for maturing product and equity structural hedges and mismatches in the re-pricing dates of loans and deposits. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

	Euro	Sterling	US dollar	Other	Total
30 June 2015	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	7	365	135	12	519
– 100 basis point shift in yield curves	(9)	(397)	(109)	(30)	(545)
Bear steepener					377
Bull flattener					(130)

31 December 2014

+ 100 basis point shift in yield curves	(28)	347	214	(17)	516
– 100 basis point shift in yield curves	(34)	(298)	(87)	(12)	(431)
Bear steepener					406
Bull flattener					(116)

Key point

•	Earnings sensitivity for the downward change of 100 basis points increased from December 2014, due to higher interest rate expectations in the market for the next 12 months.

Structural hedging

Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances, known as net free funds are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution to the product and equity hedges.

37

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Product hedging

Product structural hedges are used to reduce the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates.

The table below shows the impact on net interest income associated with product hedges managed by Treasury. These relate to the main UK banking businesses except Private Banking. The figures shown represent the incremental contribution of the hedge relative to short-term wholesale cash rates.

	Six months ended
Net interest income	30 June	30 June	31 December
	2015	2014	2014
	£m	£m	£m

Product hedges
UK Personal & Business Banking	210	184	209
Commercial Banking	101	81	99
Corporate & Institutional Banking	39	37	38

Total product hedges	350	302	346

Key points

•	As short-term interest rates remained close to historically low levels in H1 2015, the incremental impact of product hedges relative to wholesale cash rates remained positive.
•	In H1 2015, the all-in yield was 1.5%, slightly lower than in H2 2014 (1.6%), due to low levels of interest rates, and similar to H1 2014 (1.5%).

Equity hedging

Equity structural hedges are also used to reduce the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.4 billion to these businesses in H1 2015 (H1 2014 and H2 2014 - £0.4 billion), which is an incremental benefit relative to short-term wholesale cash rates. In H1 2015, the all-in yield was 2.4%, slightly lower than in H1 2014 (2.6%) and H2 2014 (2.5%) due to the low levels of interest rates.

38

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by Treasury to predefined risk appetite levels under delegated authority from the ALCo. Treasury seeks to limit the potential volatility impact on RBS’s CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals RBS’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2015	£m	£m	£m	£m	£m	£m	£m

US dollar	11,302	(4,968)	6,334	(1,910)	4,424	(3,605)	819
Euro	5,210	(56)	5,154	(205)	4,949	(1,894)	3,055
Other non-sterling	3,962	(483)	3,479	(2,777)	702	-	702

	20,474	(5,507)	14,967	(4,892)	10,075	(5,499)	4,576

31 December 2014

US dollar	11,402	(2,321)	9,081	(3,683)	5,398	(4,034)	1,364
Euro	6,076	(39)	6,037	(192)	5,845	(2,081)	3,764
Other non-sterling	4,178	(456)	3,722	(2,930)	792	-	792

	21,656	(2,816)	18,840	(6,805)	12,035	(6,115)	5,920

Notes:

(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity, which consisted mainly of CFG in US dollar.
(2)	Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•	Structural foreign currency exposures before and after economic hedges were £2.0 billion and £1.3 billion respectively lower, mainly due to changes below:
	○	Net assets of overseas operations declined by £1.2 billion, largely due to the strength of sterling against other currencies, especially the euro, which depreciated significantly during the period.
	○	Non-controlling interests increased by £2.7 billion, mainly as a result of the partial disposal of Citizens during Q1 2015.
	○	Net investment hedges decreased by £1.9 billion, mainly due to the partial disposal of Citizens, partly offset by an increase in the hedging of the remaining Citizens holdings.
•	Economic hedges, which consist of equity capital securities in issue, decreased by £0.6 billion reflecting redemptions of certain equity securities during Q1 2015.
•	A 5% strengthening in foreign currencies against sterling would result in a gain or loss of £0.5 billion in equity (2014 - £0.6 billion).

39

Appendix 1 Capital and risk management

Country risk

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. Refer to Capital and risk management - Credit risk in the 2014 Annual Report on Form 20-F for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Key points

The comments below relate to changes in country exposures in H1 2015 unless indicated otherwise.

●

Net balance sheet and off-balance sheet exposure to most countries declined across most products. RBS continues to maintain a cautious stance as it becomes a more UK-centred bank with an international focus on Western Europe. In addition, many clients continued to reduce debt levels. The US dollar and the euro depreciated against sterling by 0.7% and 8.9% respectively, contributing to the decline in exposure.

●	Total eurozone net balance sheet exposure decreased by £12.0 billion or 12%, to £85.6 billion.
	○	The depreciation of the euro played a significant role in the reduction.
○

The main reductions were in HFT government bonds in Germany, Italy and Spain; in derivatives exposure (mostly to banks) in the Netherlands, Italy and Germany; and in lending in Ireland, Italy and Spain.

○

Notional bought and sold credit default swaps (CDS) continued its downward trend in line with the bank’s general reduction in trading. Net bought CDS protection on eurozone exposures was broadly unchanged.

	○	Net lending in RCR roughly halved to £2.0 billion for the eurozone as a whole, including £0.8 billion in Ireland and £0.5 billion in Spain, with CRE accounting for broadly half of the total.

●	Eurozone periphery net balance sheet exposure decreased by £7.4 billion or 24%, to £24.0 billion.
○

Ireland - exposure fell by £2.5 billion or 11% to £20.2 billion, with exposure to corporates and households (mostly mortgage lending) decreasing by £1.5 billion each, largely reflecting currency movements and portfolio sales in RCR. Provisions fell by £3.3 billion to £5.1 billion, largely as a result of these sales. Ulster Bank’s cash deposits with the Central Bank of Ireland increased by £0.7 billion, again reflecting the proceeds of the RCR portfolio sales.

○

Spain - exposure decreased by £1.2 billion to £2.1 billion. This largely reflected reductions in net HFT government bonds, the result of client demand and perceived peripheral eurozone risks triggered by the Greek crisis, and corporate lending (mostly RCR exposure to the commercial real estate, construction and transport sectors). Off-balance sheet exposure, mostly to corporates, decreased by £0.5 billion.

○

Italy - exposure fell by £3.2 billion to £1.1 billion, reflecting reductions in net HFT government bonds, driven by client demand and eurozone risks, and the maturity of a few large derivatives transactions with banks and corporate loans. Off-balance sheet exposure, largely to corporate clients, decreased by £0.7 billion. RBS will continue to service core clients in Italy.

	○	Portugal - exposure decreased by £0.3 billion to £0.5 billion, due to decreases in net HFT government bonds, derivatives to banks and corporate lending.

40

Appendix 1 Capital and risk management

Key points (continued)

○

Greece - net balance sheet exposure decreased to £110 million (down from £0.4 billion), mostly as a result of sales of derivatives positions. The remaining exposure comprised mostly lending and collateralised derivatives exposure to corporate clients, including local subsidiaries of international companies. Total exposure after risk mitigation was approximately £86 million, about a quarter of this in RCR. Contingency planning for any downside scenarios had been refreshed when capital controls were introduced in late June.

	○	Estimated funding mismatches at risk of redenomination at 30 June 2015 were:
- Ireland - £3.5 billion, down from £4.0 billion, due principally to lower lending.
- Spain - £0.5 billion (broadly unchanged).
- Italy - minimal, down from £1.5 billion due to lower derivatives and HFT exposure, and lower lending.
- Portugal - minimal, down from £0.5 billion, due to lower HFT, derivatives and lending.
The net positions for Greece and Cyprus remained minimal.
•

Germany - net balance sheet exposure fell by £4.3 billion to £22.3 billion, in net HFT bonds, derivatives and SFT exposure to financial institutions and corporate lending. This was partially offset by an increase of £3.9 billion in cash deposits with the Bundesbank. Off-balance sheet exposure, mostly to corporates, decreased by £0.9 billion.

•

France - net balance sheet exposure rose by £1.3 billion to £17.4 billion. Exposure to banks increased by £1.0 billion, principally because of the build-up of cash balances with a French bank for the redemption during Q3 2015 of outstanding notes issued by RBS. AFS bonds rose by £0.5 billion, as part of Treasury liquidity management. Off-balance sheet exposure, largely to corporates, fell by £1.0 billion.

•

Netherlands - net balance sheet exposure decreased by £1.8 billion, mainly because derivatives exposure was reduced to a few major banks. Net HFT debt securities increased by £0.8 billion, driven by client demand and market opportunities. This was largely offset by decreases in AFS debt securities. Off-balance sheet exposure to the corporate sector and financial institutions fell by a combined £1.4 billion.

•	Other eurozone - net HFT government bonds increased by £0.5 billion to £1.4 billion, driven by opportunities in the Finnish and Austrian bond markets.
•

Japan - net HFT government bond exposure increased by £4.2 billion to £7.2 billion. This exposure was driven by collateral trading in London, with the increase in outright holdings reflecting reduced access to local repo markets following RBS’s decision to exit its Japanese onshore business. Nostro balances with the central bank also increased, by £1.0 billion. These balances fluctuate on a daily basis depending on RBS excess yen liquidity held in London and Tokyo. Derivatives exposure to banks and in corporate lending decreased by a combined £0.8 billion.

•

China - net balance sheet exposure decreased by £1.2 billion to £2.4 billion, with reductions mostly in corporate lending, driven by the new international strategy. The portfolio is focused on the largest banks and corporates. Stress tests indicate that the impact of an economic downturn scenario on credit losses would be limited.

•	India - net balance sheet exposure fell by £0.3 billion to £1.7 billion, with reductions mostly in corporate lending, reflecting the bank’s new UK-centred strategy.
•

Russia - net balance sheet exposure decreased by £0.2 billion to £1.6 billion which included £0.9 billion of corporate lending and £0.7 billion of bank lending. Around one-third of the bank lending risk was transferred to third-party investors through credit-linked notes. The exposure continues to be closely monitored and reviewed against all international sanctions, with strict credit restrictions placed on new business.

41

Appendix 1 Capital and risk management

Country risk: Country exposures

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Sovereign	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional less	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	fair value	Derivatives	SFT
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	292	1,326	541	732	4,174	13,116	20,181	18,959	20	511	691	-	2,429	22,610	(38)	2,001	1,384
Spain	(168)	1	447	44	1,683	77	2,084	1,579	-	(175)	677	3	1,449	3,533	(294)	2,959	608
Italy	(1,338)	12	1,583	262	527	25	1,071	612	23	(1,356)	1,790	2	1,303	2,374	(483)	6,231	2,020
Portugal	(41)	-	165	73	263	7	467	226	18	(2)	225	-	185	652	(104)	261	199
Greece	6	-	3	1	80	20	110	64	-	6	40	-	21	131	(33)	40	-
Cyprus	-	-	-	-	44	14	58	43	-	-	15	-	12	70	-	15	-

Eurozone
periphery	(1,249)	1,339	2,739	1,112	6,771	13,259	23,971	21,483	61	(1,016)	3,438	5	5,399	29,370	(952)	11,507	4,211

Germany	5,509	6,538	3,175	5,149	1,871	83	22,325	8,092	6,377	(38)	7,650	244	5,168	27,493	(2,320)	31,029	6,690
France	5,775	2	8,048	1,505	1,965	83	17,378	4,306	2,404	3,929	6,418	321	7,562	24,940	(2,452)	32,703	18,824
Netherlands	612	803	3,964	5,687	1,751	31	12,848	3,061	1,079	3,356	5,333	19	7,940	20,788	(716)	16,213	1,937
Belgium	1,234	-	2,085	54	302	22	3,697	442	539	642	1,956	118	774	4,471	(161)	2,446	942
Luxembourg	-	23	254	1,043	999	7	2,326	1,584	309	48	368	17	1,182	3,508	(21)	500	2,461
Other	1,851	11	817	67	268	18	3,032	400	275	1,424	864	69	810	3,842	(523)	3,514	210

Total
eurozone	13,732	8,716	21,082	14,617	13,927	13,503	85,577	39,368	11,044	8,345	26,027	793	28,835	114,412	(7,145)	97,912	35,275

Japan	7,377	1,968	1,324	550	99	31	11,349	2,334	-	7,200	1,795	20	626	11,975	(26)	7,532	2,752
China	156	169	954	200	847	32	2,358	1,982	90	-	255	31	152	2,510	21	359	6,131
India	476	60	44	199	867	34	1,680	1,153	367	109	51	-	545	2,225	(45)	111	63
Russia	8	11	661	39	854	45	1,618	1,545	8	(3)	68	-	91	1,709	(101)	83	-

These tables show RBS exposure at 30 June 2015 and 31 December 2014 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are shown net of loan impairment provisions. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2015, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective. Refer to the 2014 Annual Report on Form 20-F for definitions, including securities financing transactions (SFT).

42

Appendix 1 Capital and risk management

Country exposures (continued)

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Sovereign	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	less fair value	Derivatives	SFT
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	239	587	726	839	5,653	14,593	22,637	21,176	56	413	991	1	2,922	25,559	(48)	2,330	1,464
Spain	251	-	583	164	2,184	88	3,270	2,024	47	364	835	-	1,923	5,193	(312)	3,913	422
Italy	112	15	2,519	368	1,187	25	4,226	1,095	169	5	2,957	-	2,031	6,257	(625)	9,192	823
Portugal	111	-	246	97	322	8	784	282	20	152	330	-	222	1,006	(155)	390	613
Greece	8	-	258	1	92	17	376	63	-	8	305	-	23	399	(8)	416	-
Cyprus	-	-	-	-	113	14	127	108	-	-	19	-	16	143	-	19	-

Eurozone
periphery	721	602	4,332	1,469	9,551	14,745	31,420	24,748	292	942	5,437	1	7,137	38,557	(1,148)	16,260	3,322

Germany	12,301	2,681	3,940	5,496	2,083	86	26,587	4,601	7,121	5,653	8,317	895	6,090	32,677	(1,749)	39,275	8,704
France	5,203	3	7,089	1,924	1,774	81	16,074	2,931	1,951	4,034	6,392	766	8,586	24,660	(2,406)	41,132	17,598
Netherlands	72	926	5,557	5,981	2,130	29	14,695	3,582	1,690	2,509	6,830	84	9,323	24,018	(815)	20,986	3,573
Belgium	803	3	2,330	93	396	21	3,646	579	274	375	2,334	84	858	4,504	(219)	3,374	932
Luxembourg	(1)	19	556	645	781	5	2,005	968	329	70	461	177	1,475	3,480	(53)	701	2,628
Other	1,689	19	762	132	533	16	3,151	612	456	930	1,148	5	1,047	4,198	(562)	4,818	302

Total
eurozone	20,788	4,253	24,566	15,740	17,248	14,983	97,578	38,021	12,113	14,513	30,919	2,012	34,516	132,094	(6,952)	126,546	37,059

Japan	3,257	1,007	1,927	514	325	33	7,063	1,633	3	3,043	2,358	26	844	7,907	(25)	10,129	10,005
China	329	130	1,011	363	1,674	41	3,548	2,886	243	62	243	114	531	4,079	(4)	244	4,770
India	526	85	133	156	1,053	36	1,989	1,336	415	132	106	-	639	2,628	(47)	180	-
Russia	39	14	711	101	915	50	1,830	1,673	39	-	118	-	167	1,997	(166)	202	-

43

Appendix 2

Balance sheet pre and post disposal groups

Appendix 2 Balance sheet pre and post disposal groups

Analysis of balance sheet pre and post disposal groups

In accordance with IFRS 5, assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Capital and risk management Appendix.

	30 June 2015			31 December 2014
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	81,900	842	82,742	74,872	622	75,494
Net loans and advances to banks	20,714	2,571	23,285	23,027	1,745	24,772
Reverse repurchase agreements and stock borrowing	20,807	157	20,964	20,708	-	20,708
Loans and advances to banks	41,521	2,728	44,249	43,735	1,745	45,480
Net loans and advances to customers	314,993	64,511	379,504	334,251	60,550	394,801
Reverse repurchase agreements and stock borrowing	46,799	-	46,799	43,987	-	43,987
Loans and advances to customers	361,792	64,511	426,303	378,238	60,550	438,788
Debt securities	77,187	16,185	93,372	86,649	15,293	101,942
Equity shares	3,363	583	3,946	5,635	572	6,207
Settlement balances	9,630	598	10,228	4,667	-	4,667
Derivatives	281,857	428	282,285	353,590	402	353,992
Intangible assets	7,198	752	7,950	7,781	583	8,364
Property, plant and equipment	4,874	609	5,483	6,167	503	6,670
Deferred tax	1,479	-	1,479	1,540	-	1,540
Prepayments, accrued income and
other assets	4,829	1,835	6,664	5,878	1,741	7,619
Assets of disposal groups	89,071	(89,071)	-	82,011	(82,011)	-

Total assets	964,701	-	964,701	1,050,763	-	1,050,763

Liabilities
Bank deposits	30,978	4,474	35,452	35,806	5,128	40,934
Repurchase agreements and stock lending	21,612	1,942	23,554	24,859	1,666	26,525
Deposits by banks	52,590	6,416	59,006	60,665	6,794	67,459
Customer deposits	342,023	70,491	412,514	354,288	60,583	414,871
Repurchase agreements and stock lending	44,750	467	45,217	37,351	706	38,057
Customer accounts	386,773	70,958	457,731	391,639	61,289	452,928
Debt securities in issue	41,819	1,178	42,997	50,280	1,625	51,905
Settlement balances	7,335	8	7,343	4,503	-	4,503
Short positions	24,561	-	24,561	23,029	-	23,029
Derivatives	273,589	191	273,780	349,805	144	349,949
Accruals, deferred income and other liabilities	13,962	834	14,796	13,346	683	14,029
Retirement benefit liabilities	1,869	184	2,053	2,579	197	2,776
Deferred tax	363	393	756	500	362	862
Subordinated liabilities	19,683	226	19,909	22,905	226	23,131
Liabilities of disposal groups	80,388	(80,388)	-	71,320	(71,320)	-

Total liabilities	902,932	-	902,932	990,571	-	990,571

Notes:

(1)	Primarily Citizens and international private banking.
(2)	Primarily Citizens.
(3)	Excludes reverse repos.

1

Appendix 2 Balance sheet pre and post disposal groups

	30 June 2015			31 December 2014
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
Selected financial data	£m	£m	£m	£m	£m	£m

Gross loans and advances to customers	325,718	65,063	390,781	351,711	61,090	412,801
Customer loan impairment provisions	(10,725)	(552)	(11,277)	(17,460)	(540)	(18,000)
Net loans and advances to customers (3)	314,993	64,511	379,504	334,251	60,550	394,801

Gross loans and advances to banks	20,740	2,571	23,311	23,067	1,745	24,812
Bank loan impairment provisions	(26)	-	(26)	(40)	-	(40)
Net loans and advances to banks (3)	20,714	2,571	23,285	23,027	1,745	24,772

Total loan impairment provisions	(10,751)	(552)	(11,303)	(17,500)	(540)	(18,040)

Customer REIL	17,426	1,260	18,686	26,842	1,335	28,177
Bank REIL	28	-	28	42	-	42
REIL	17,454	1,260	18,714	26,884	1,335	28,219

Gross unrealised gains on debt securities	895	211	1,106	1,316	261	1,577
Gross unrealised losses on debt securities	(174)	(129)	(303)	(145)	(137)	(282)

For the notes to this table refer to page 1.

2

Appendix 3

Go-forward Bank profile

Appendix 3 Go-forward business profile

RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the planned restructure of CIB, the divestment of the remaining stake in Citizens, the exit of Williams & Glyn and the continued run down of RCR. Significant progress towards these exits is expected in 2015. The following table illustrates the impact on certain key performance measures of these initiatives by showing the ‘Go-forward’ profile of the bank and the segments, businesses and portfolios which it intends to exit based on 30 June 2015 results. This information is presented to illustrate the strategy and its impact on the business. The information presented on this table is non-GAAP and on a non-statutory basis, it has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes below as well as the section titled “Forward-looking Statements” on page 2.

	Go-forward Bank profile							Exit Bank
								CIB		International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	Capital	Williams	private			Other	Exit	Total
	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution (3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
Quarter ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (6)	1.3	0.2	0.9	0.2	0.4	0.1	3.1	0.1	0.2	0.1	0.8	0.1	-	1.3	4.4
Operating expenses
- adjusted (6,7)	(0.7)	(0.2)	(0.4)	(0.1)	(0.4)	0.1	(1.7)	(0.3)	(0.1)	-	(0.5)	(0.1)	-	(1.0)	(2.7)
Impairment (losses)/releases (6)	-	-	-	-	-	-	-	-	-	-	(0.1)	0.2	-	0.1	0.1

Operating profit/(loss) - adjusted (6,7)	0.6	-	0.5	0.1	-	0.2	1.4	(0.2)	0.1	0.1	0.2	0.2	-	0.4	1.8

Funded assets (9)	116	26	95	12	149	105	503	62	20	5	83	8	1	179	682
Net loans and advances to
customers	109	20	90	11	27	2	259	31	20	3	61	6	-	121	380
Customer deposits	128	19	97	23	22	2	291	27	23	7	64	1	-	122	413
Risk-weighted assets	31	21	67	8	43	8	178	45	11	2	70	14	6	148	326
Return on equity - adjusted (6,7,8)	36%	11%	14%	5%	nm	nm	16%	nm	nm	9%	7%	nm	10%	5%	11%

Quarter ended 31 March 2015

Total income (6)	1.2	0.2	0.8	0.1	0.6	-	2.9	0.3	0.2	-	0.8	0.1	-	1.4	4.3
Operating expenses
- adjusted (6,7)	(0.6)	(0.1)	(0.4)	(0.2)	(0.4)	-	(1.7)	(0.4)	(0.1)	(0.1)	(0.5)	-	-	(1.1)	(2.8)
Impairment releases (6)	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1

Operating profit/(loss) - adjusted (6,7)	0.6	0.1	0.4	(0.1)	0.2	-	1.2	(0.1)	0.1	(0.1)	0.3	0.2	-	0.4	1.6

Funded assets (9)	115	27	93	12	162	94	503	86	20	6	87	11	1	211	714
Net loans and advances to
customers	107	21	89	11	36	1	265	41	20	3	63	8	-	135	400
Customer deposits	126	19	99	22	24	2	292	34	22	8	66	1	-	131	423
Risk-weighted assets	32	22	66	8	45	9	182	58	11	2	72	17	7	167	349
Return on equity - adjusted (6,7,8)	35%	6%	12%	4%	nm	nm	12%	nm	nm	8%	7%	nm	10%	7%	10%

For notes to these tables refer to page 3.

1

Appendix 3 Go-forward Bank profile

	Go-forward Bank profile							Exit Bank
								CIB		International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	Capital	Williams	private			Other	Exit	Total
Half year ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution (3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (6)	2.5	0.4	1.7	0.3	1.0	0.1	6.0	0.4	0.4	0.1	1.6	0.2	-	2.7	8.7
Operating expenses
- adjusted (6,7)	(1.3)	(0.3)	(0.8)	(0.3)	(0.8)	0.1	(3.4)	(0.7)	(0.2)	(0.1)	(1.0)	(0.1)	-	(2.1)	(5.5)
Impairment (losses)/releases (6)	-	-	-	-	-	-	-	-	-	-	(0.1)	0.3	-	0.2	0.2

Operating profit/(loss) - adjusted (6,7)	1.2	0.1	0.9	-	0.2	0.2	2.6	(0.3)	0.2	-	0.5	0.4	-	0.8	3.4

Funded assets (9)	116	26	95	12	149	105	503	62	20	5	83	8	1	179	682
Net loans and advances to
customers	109	20	90	11	27	2	259	31	20	3	61	6	-	121	380
Customer deposits	128	19	97	23	22	2	291	27	23	7	64	1	-	122	413
Risk-weighted assets	31	21	67	8	43	8	178	45	11	2	70	14	6	148	326
Return on equity - adjusted (6,7,8)	36%	9%	13%	4%	nm	nm	14%	nm	nm	9%	7%	nm	10%	6%	10%

For the notes to this table refer to the following page.

2

Appendix 3 Go-forward Bank profile

	Go-forward Bank profile							Exit Bank
										International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	CIB Capital	Williams	private			Other	Exit	Total
Year ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution(3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (6)	5.2	0.8	3.2	0.9	2.2	(0.1)	12.2	1.7	0.9	0.2	3.1	-	0.1	6.0	18.2
Operating expenses
- adjusted (6,7)	(3.0)	(0.6)	(1.6)	(0.7)	(1.9)	0.1	(7.7)	(1.7)	(0.5)	(0.2)	(2.0)	(0.3)	-	(4.7)	(12.4)
Impairment (losses)/releases (6)	(0.2)	0.4	(0.1)	-	-	-	0.1	-	(0.1)	-	(0.2)	1.3	0.1	1.1	1.2

Operating profit - adjusted (6,7)	2.0	0.6	1.5	0.2	0.3	-	4.6	-	0.3	-	0.9	1.0	0.2	2.4	7.0

Funded assets (9)	115	28	89	15	146	87	480	95	20	5	81	15	1	217	697
Net loans and advances to
customers	108	22	85	13	31	-	259	42	20	3	60	11	-	136	395
Customer deposits	127	21	87	29	23	1	288	36	22	8	61	1	-	128	416
Risk-weighted assets	33	24	64	10	43	10	184	64	10	2	68	22	6	172	356
Return on equity - adjusted (6,7,8)	29%	17%	11%	12%	nm	nm	11%	nm	nm	10%	7%	nm	3%	7%	9%

Notes:

(1)	Excludes Williams & Glyn, currently mainly included in UK PBB but will be divested and is therefore included in the Exit Bank
(2)	Excludes international private banking reclassified to disposal groups, currently included in Private Banking but will be divested and is therefore included in the Exit Bank.
(3)	The CIB segment is planning to restructure into CIB Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.
(4)	Other Go-forward is primarily Centre, which includes the liquidity portfolio.
(5)

Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.  Expenses incurred by Williams & Glyn were £91 million (Q1 2015 - £80 million; H1 2015 - £171 million; FY 2014 - £352 million).

(6)

On a non-statutory basis, see presentation of information on page 3 of the main announcement for more details. For reconciliation between non-statutory and statutory results, see pages 27 to 31 included in the main announcement. For the quarter ended 30 June 2015 on a statutory basis total income is £3.7 billion, operating expenses are £3.7 billion, impairment releases are £0.2 billion and operating profit before tax is £240 million. For the quarter ended 31 March 2015 total income is £3.5 billion, operating expenses are £3.6 billion, impairment releases are £0.1 billion and operating profit before tax is £53 million. For the half year ended 30 June 2015 total income is £7.3 billion, operating expenses are £7.3 billion, impairment releases are £0.3 billion and operating profit before tax is £293 million. For the year ended 31 December 2014 total income is £15.2 billion, operating expenses are £13.9 billion, impairment releases are £1.4 billion and operating profit before tax is £2.6 billion.

(7)

Total adjusted operating expenses, adjusted operating profit and adjusted return on equity presented on a non-statutory basis; for the quarter ended 30 June 2015 excludes restructuring costs of £1,050 million and litigation and conduct costs of £459 million; for the quarter ended 31 March 2015 excludes restructuring costs of £453 million and litigation and conduct costs of £856 million; for the half year ended 30 June 2015 excludes restructuring costs of £1,503 million and litigation and conduct of £1,315 million; for the year ended 31 December 2014 excludes restructuring costs of £1,257 million and litigation and conduct costs of £2,194 million; for details of the adjustment to operating expenses and operating profit by segment see pages 27 to 31 of the main announcement. RBS believes that presenting these measures on an adjusted basis allows a more meaningful analysis of RBS’s financial condition and the results of its operations.

(8)

Adjusted return on equity is based on non-statutory operating profit/(loss) for the quarter ended 30 June 2015 and excludes restructuring costs of £1,050 million, litigation and conduct costs of £459 million, gain on own credit adjustments of £168 million and includes operating profit of £232 million in relation to Citizens which is included in discontinued operations on a statutory basis. For the quarter ended 31 March 2015 excludes restructuring costs of £453 million, litigation and conduct costs of £856 million, gain on own credit adjustments of £120 million, loss on strategic disposals of £135 million and includes operating profit of £257 million in relation to Citizens which is included in discontinued operations on a statutory basis. For the half year ended 30 June 2015 excludes restructuring costs of £1,503 million, litigation and conduct costs of £1,315 million, gain on own credit adjustments of £288 million, loss on strategic disposals of £135 million and includes operating profit of £489 million in relation to Citizens which is included in discontinued operations on a statutory basis. For the year ended 31 December 2014 excludes restructuring costs of £1,257 million, conduct and litigation costs of £2,194 million, loss on own credit adjustments of £146 million, gain on own debt of £20 million, write down of goodwill of £130 million, gain on strategic disposals of £191 million, loss on RFS minority interest of £24 million and includes operating profit of £771 million in relation to Citizens which is included in discontinued operations on a statutory basis. ROE is calculated using operating profit after tax on a non-statutory basis adjusted for preference share dividends divided by average notional equity (based on 13% of average RWAe). For quarter ended 30 June 2015 PBB adjusted ROE – 29%; CPB adjusted ROE - 13%. Return on equity for RBS for the quarter ended 30 June 2015 was 2.7%, for the quarter ended 31 March 2015 was (4.1%), for the half year ended 30 June 2015 was (0.7%), and for the year ended 31 December 2014 was (8.0%).

(9)	Total assets excluding derivatives, see pages 27 to 31 included in the main announcement for further details.

3

Appendix 3 Go-forward business profile

	30 June 2015		31 December 2014
	TPAs	RWAs	TPAs	RWAs
CIB Capital Resolution by product	£m	£m	£m	£m

APAC portfolio (1)	6.1	3.4	7.7	4.2
Americas portfolio	3.4	4.3	4.6	7.8
EMEA portfolio (2)	5.9	4.3	9.9	6.8
Shipping	5.3	4.5	5.7	4.4
Markets	34.1	20.0	54.2	28.6
GTS	6.3	8.0	11.3	11.2
Other	1.2	0.7	1.6	0.8

Total	62.3	45.2	95.0	63.8

Notes:

(1)	Asia-Pacific portfolio.
(2)	European, the Middle East and Africa portfolio.

4

Appendix 4

Williams and Glyn

Appendix 4 Williams & Glyn

In accordance with a commitment to the European Commission, RBS agreed to dispose of its Williams & Glyn business (RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK).

RBS is creating a standalone banking entity supported by a bespoke technology solution to facilitate the disposal of its Williams & Glyn business through an Initial Public Offering (IPO).  Following the conclusion of a £600 million pre-IPO investment from a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business continues to make progress towards its IPO.

The pre-IPO investment took the form of a £600 million bond issued by RBS.  This will be exchangeable for a significant non-controlling interest in Williams & Glyn at the time of its IPO. The bond will convert into Williams & Glyn shares at the IPO price, subject to a minimum ownership level which will be linked to the tangible book value of Williams & Glyn prior to the IPO, and in any case no more than a stake of 49%. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that the consortium of investors will receive a total value of £600 million of cash and shares at the IPO price. At the IPO, subject to RBS’s consent, the Investors will have the option to acquire up to 10% additionally at the IPO price, subject to their pro forma ownership being no more than 49% in aggregate.

Set out below are the income statement and key balance sheet metrics in respect of the Williams & Glyn business which is mainly reported within UK PBB. This information is presented to illustrate the impact on certain key performance measures of this business which is included within the ‘Exit Bank’ profile of the bank. This represents the financial performance of Williams & Glyn prepared on a carve out internally managed basis illustrating a current view of the business. During the periods presented, Williams & Glyn has been an integral part of RBS and has not operated as a separate legal entity. These figures do not necessarily reflect the cost base, funding and capital profile of a standalone bank. The information presented in this appendix is non-GAAP and it has not been prepared in accordance with SEC rules and regulations and should be read in conjunction with the notes below as well as the section titled “Forward-looking Statements” on page 2.

1

Appendix 4 Williams & Glyn

	Half year ended		Year ended
	30 June	30 June	31 December
	2015	2014	2014
	£m	£m	£m

Income statement (1)
Net interest income	328	331	668
Non-interest income	98	104	210

Total income (2)	426	435	878
Operating expenses (3,4)	(232)	(253)	(512)

Profit before impairment losses	194	182	366
Impairment releases/(losses)	10	(31)	(54)

Operating profit (5)	204	151	312

Analysis of income by business
Retail	237	249	503
Corporate	189	186	375

Total income	426	435	878

Analysis of impairments by business
Retail	12	26	47
Corporate	(22)	5	7

Total impairment (releases)/losses	(10)	31	54

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by business
Retail	0.21%	0.46%	0.42%
Corporate	(0.51%)	0.11%	0.08%

Total	(0.10%)	0.31%	0.27%

Notes:

(1)

On a non-statutory basis, see presentation of information on page 3 of the main announcement for more details. For a reconciliation between non-statutory and statutory results, see pages 27 to 31 included in the main announcement.

(2)

Total income includes; £11 million in Commercial Banking (H1 2014 - £11 million; FY 2014 - £23 million); £1 million in RCR (H1 2014 - £1 million; FY 2014 – nil); ); the remainder of W&G is reported in UK PBB.

(3)

Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to W&G.  Expenses incurred by W&G were: H1 2014 - £173 million; FY 2014 - £352 million; H1 2015 - £171 million.

(4)

Operating expenses includes; £4 million in Commercial Banking (H1 2014 - £3 million; FY 2014 - £9 million); £60 million in Central items (H1 2014 - £81 million; FY 2014 - £160 million); the remainder of W&G is reported in UK PBB.

(5)

Operating profit includes; £7 million profit in Commercial Banking (H1 2014 - £8 million profit; FY 2014 - £14 million profit); £1 million profit in RCR (H1 2014 - £1 million profit; FY 2014 - £3 million profit); £60 million loss in Central items (H1 2014 - £81 million loss; FY 2014 - £160 million loss); the remainder of W&G is reported in UK PBB.

2

Appendix 4 Further analysis of Williams & Glyn

Key metrics	Half year ended		Year
			ended
	30 June	30 June	31 December
	2015	2014	2014

Performance ratio
Net interest margin	3.39%	3.39%	3.43%

	30 June	31 December		30 June
	2015	2014		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Retail	11.3	11.3	-	11.4	(0.9%)
- Corporate	8.6	8.7	(1.1%)	8.8	(2.3%)

Total loans and advances to customers	19.9	20.0	(0.5%)	20.2	(1.5%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.4)	-

Net loans and advances to customers	19.5	19.6	(0.5%)	19.8	(1.5%)

Total assets	19.8	20.0	(1.0%)	20.2	(2.0%)
Funded assets (1)	19.7	19.7	-	20.0	(1.5%)

Customer deposits
- Retail	10.9	10.3	5.8%	10.0	9.0%
- Corporate	12.5	11.7	6.8%	11.8	5.9%

Total customer deposits	23.4	22.0	6.4%	21.8	7.3%

Loan:deposit ratio (excluding repos)	85%	91%	(600bp)	93%	(800bp)

Risk-weighted assets (2)	10.5	10.4	1.0%	11.1	(5.4%)

Notes:

(1)	Excludes derivatives of £0.1 billion (31 December 2014 0.3 billion; 30 June 2014 £0.2 billion.
(2)	RWAs on an end-point CRR basis.

Key points

•	Operating profit increased to £204 million in H1 2015 compared with £151 million in H1 2014, driven mainly by lower operating expenses and net impairment releases.

•

Total income of £426 million compared with £435 million in H1 2014. Net interest income was broadly flat with improved deposit income from higher balances and stronger margins, offset by lower asset income as a result of margin compression. Non-interest income was down £6 million to £98 million reflecting lower fee income.

•	Net interest margin has remained flat at 3.39%.

•

Operating expenses fell £21 million to £232 million in H1 2015 compared with £253 million in H1 2014 reflecting lower FSCS levy and compensation costs and lower fraud levels, partially offset by an increase in staff expenses as the business prepares for divestment.

•	Impairment release for H1 2015 were £10 million compared with a net charge of £31 million for H1 2014, as a result of lower levels of defaults across all portfolios and portfolio provision releases.

•	Deposits grew by £1.4 billion to £23.4 billion in H1 2015.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

31 July 2015